As filed with the Securities and Exchange Commission on September 3, 2003

Registration No. 333-107493

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective Amendment No. 1
to the
FORM S-2
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

VINEYARD NATIONAL BANCORP
(Exact Name of Registrant as Specified in Its Charter)

California	6035	33-0309110
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

9590 Foothill Boulevard
Rancho Cucamonga, California 91730
(909) 987-0177
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Norman A. Morales
President and Chief Executive Officer
Vineyard National Bancorp
9590 Foothill Boulevard
Rancho Cucamonga, California 91730
(909) 987-0177
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:
Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, NW Washington D.C., 20037	Dave M. Muchnikoff, P.C. Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒ _______

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. ☐ _______

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐ _______

CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum Offering	Proposed Maximum	Amount of
Securities to be Registered	Amount to be Registered	Price Per Unit	Aggregate Offering Price	Registration Fee

___% Series B Noncumulative Convertible Preferred Stock, no par value	1,150,000 shares (1)	$25.00	$28,750,000 (3)	$2,325.88	*

Common Stock, no par value	1,437,500 shares (2)	$—	—	—	(4)

*	Previously paid.

(1)	Includes 150,000 shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Represents the underlying shares of common stock which are issuable upon conversion of the Series B Preferred Stock, together with an indeterminate number of additional shares as may become issuable upon conversion of the Series B Preferred Stock as a result of anti-dilution adjustments.

(3)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c).

(4)	These shares of common stock are issuable upon conversion of the Series B Preferred Stock registered hereby. Pursuant to Rule 457(i) under the Securities Act of 1933, as amended, no separate registration fee is required with respect to these shares.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our Registration Statement effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated September 3, 2003

PROSPECTUS

1,000,000 Shares

                % Series B
Noncumulative Convertible Preferred Stock

We are offering 1,000,000 shares of our           % Series B Noncumulative Convertible Preferred Stock, referred to in this prospectus as the Series B Preferred Stock. The annual dividend on each share of our Series B Preferred Stock is $                    and is payable quarterly in cash, when, as and if declared, on the last day of March, June, September and December, commencing December 31, 2003. If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly dividend period and the undeclared or unpaid dividend will not accumulate.

Each share of our Series B Preferred Stock will be convertible at your option at any time into shares of our common stock at an initial conversion price of $          per share of common stock, which may be adjusted as described in this prospectus. The number of shares of common stock issuable upon conversion of each share of Series B Preferred Stock will be equal to $25.00 divided by the conversion price then in effect. Cash will be paid in lieu of issuing any fractional share interest.

The shares of Series B Preferred Stock are redeemable by us for cash at their $25.00 liquidation preference, plus declared and unpaid dividends, if any, on or after                     , 2005. The Series B Preferred Stock is also redeemable by us prior to that date, in whole or in part, at the foregoing redemption price, if the last reported sale price of our common stock equals or exceeds 125% of the Series B Preferred Stock conversion price for at least 30 consecutive trading days.

All shares of our common stock that we issue upon conversion of the Series B Preferred Stock will be freely transferable without restriction under the Securities Act of 1933.

We have filed an application for quotation of the Series B Preferred Stock on the American Stock Exchange under the symbol “VLP.” Our common stock, including our common stock issuable upon conversion of the Series B Preferred Stock, is quoted on the Nasdaq National Market under the symbol “VNBC.” On September      , 2003, the last reported sale price of our common stock as reported on the Nasdaq National Market was $           per share.

Investing in our Series B Preferred Stock involves risks. See “Risk Factors” beginning on page 10.

PRICE $25.00 PER SHARE

	Per Share	Total

Public offering price	$	$

Underwriting discounts	$	$

Proceeds, before expenses, to us	$	$

The underwriters have a 30-day option to purchase up to an additional 150,000 shares of Series B Preferred Stock from us, at the public offering price of $25.00 per share less the underwriting discount, to cover over-allotments, if any.

The underwriters expect the shares will be ready for delivery to purchasers in book entry form only through the Depository Trust Company on                     , 2003.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation, Bank Insurance Fund, Savings Association Insurance Fund or any other governmental agency.

RBC CAPITAL MARKETS

                    , 2003.

[Map/Artwork]

PROSPECTUS SUMMARY
SELECTED CONSOLIDATED FINANCIAL INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
TRADING HISTORY AND DIVIDEND POLICY
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
REGULATION
DESCRIPTION OF SERIES B PREFERRED STOCK
DESCRIPTION OF OTHER CAPITAL STOCK
MATERIAL FEDERAL U.S. INCOME TAX CONSIDERATIONS
UNDERWRITING
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
SIGNATURES
EXHIBIT 1.0
EXHIBIT 4.4
EXHIBIT 5.1
EXHIBIT 23.1

     You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is complete and accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

     Information contained on our Web site is not part of this prospectus.

PROSPECTUS SUMMARY

     This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider. Because this section is a summary, it may not contain all the information that may be important to you. Therefore, you should read the entire prospectus, including the “Risk Factors” section beginning on page 10 and the Consolidated Financial Statements and the notes to those statements, before making a decision to invest in our Series B Preferred Stock.

     Unless otherwise noted, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of our Series B Preferred Stock.

     Unless otherwise stated in this prospectus, references to the “Company” or “we,” “our” and “us” refer to Vineyard National Bancorp, and references to “Bank” refer to Vineyard Bank.

Vineyard National Bancorp

General

     We are a California-chartered bank holding company that commenced business in December 1988 when we acquired all of the voting stock of Vineyard Bank, a California-chartered commercial bank. The Bank commenced business in September 1981 as a national banking association and converted to a California bank charter and took its present name in August 2001. The Bank operates under the supervision of the California Department of Financial Institutions (“DFI”) and the Federal Deposit Insurance Corporation (“FDIC”). At June 30, 2003, we had consolidated total assets of $611.3 million, total deposits of $433.8 million and consolidated stockholders’ equity of $21.5 million. Our common stock is publicly traded on the Nasdaq National Market under the symbol “VNBC.” In July 2003, we completed our acquisition of Southland Business Bank, a California-chartered commercial bank (“Southland Bank”), located in Irwindale, California. At June 30, 2003, Southland Bank had total assets of $33.7 million, total deposits of $31.3 million and total stockholders’ equity of $2.4 million.

     The Bank, which is our primary asset, is primarily involved in attracting deposits from individuals and businesses and using those deposits, together with borrowed funds, to originate and invest in various types of loans and investment securities. The Bank operates nine full-service branch offices located in each of the communities of Rancho Cucamonga, Chino, Diamond Bar, La Verne, Crestline, Blue Jay, Irwindale, Manhattan Beach and Corona, all of which are located within Los Angeles, Riverside and San Bernardino counties, California, and currently has three loan production offices located in Irvine, San Diego and Beverly Hills, California.

Our Strategic Plan

     Since the hiring of our president and chief executive officer in October 2000, we have experienced significant growth pursuant to the execution of our strategic business plan, which emphasizes growth through the expansion of our lending products and deposit services. As we have implemented our growth strategy, we have added additional executive management personnel with developed business banking and service skills, concentrating on a sales and service approach to our banking business. Our new management team has focused its efforts into developing a customer-oriented service philosophy, while expanding our lending products by creating various specialty lending groups. We are focused on providing relationship banking services to the following markets: (i) the Inland Empire region of

Southern California, which primarily includes San Bernardino and Riverside counties, (ii) the coastal communities surrounding Los Angeles, California and (iii) the San Gabriel Valley region of Los Angeles. We have targeted these markets because of our experience and knowledge of, as well as the anticipated continued growth and potential for development in, these markets.

     Expanded Product Offering. During the last two years, the Bank has emphasized the growth of its commercial loan portfolio and has augmented its traditional commercial and residential loans and services with several specialty lending and depository services.

	•	In 2001, the Bank began originating higher-end market single-family construction loans within the coastal community of Los Angeles County, California (primarily Manhattan Beach, Hermosa Beach, Palos Verdes and Redondo Beach) where we believe we have significant market share. These types of construction loans typically range from $0.8 million to $2.5 million. The Bank’s single-family residential coastal construction loans amounted to $144.4 million at June 30, 2003 and $89.5 million at December 31, 2002.

	•	In 2002, the Bank began originating single-family residential tract construction loans secured by newly constructed entry level homes. These loans are primarily originated within the Inland Empire of Southern California. These types of construction loans typically range from $3.0 million to $7.5 million. The Bank’s single-family residential tract construction loans amounted to $63.7 million at June 30, 2003 and $14.2 million at December 31, 2002.

	•	In 2002, the Bank also began originating Small Business Administration (“SBA”) loans and religious loans, which are comprised of loans to churches and private schools, throughout its market area. SBA loans amounted to $5.4 million at June 30, 2003 and $3.5 million at December 31, 2002. Religious loans amounted to $6.0 million at June 30, 2003. We did not have any outstanding religious loans at December 31, 2002. We anticipate significantly increasing the origination of these types of loans.

	•	In 2003, the Bank began offering private banking services targeted to high-income individuals in the coastal communities surrounding Los Angeles.

	•	In the third quarter of 2003, the Bank established a new income property lending division to service the growing commercial and apartment building market in Southern California.
/

	•	In order to expand the Bank’s core deposit franchise, the Bank has focused on introducing additional products and services to obtain money market and time deposits by bundling them with other consumer services. Business deposits have been pursued by offering an expanded courier network, by introduction of cash management products and by specific targeting of small business customers. The Bank’s core deposit franchise has been built around the community banking system, which has resulted in deposit growth of 50.9% for the six months ended June 30, 2003 and 80.4% for the year ended December 31, 2002. At June 30, 2003, consolidated total deposits amounted to $433.8 million and non-interest bearing demand deposits amounted to $78.5 million.
/

     Each of the foregoing specialty lending groups and depository services bring diversity to the Bank’s existing product lines, offering its customers greater flexibility while providing additional opportunities for the Bank to serve new customers within its primary market areas. The Bank’s total loan growth amounted to 54.7% for the six months ended June 30, 2003 and 84.1% for the year ended December 31, 2002.

     Relationship Banking. We continue to emphasize the relationship banking focus that was initiated in 2001. We continue to seek and retain experienced banking professionals with developed banking and service skills who share our customer-oriented service philosophy. We believe that relationship banking is best delivered in well-appointed and efficient banking centers that provide the appropriate tools and environment for our customers. To that end, the Bank’s facilities are being redesigned to incorporate user-friendly technology and personal service to facilitate our focus on relationship banking.

     Strategic Expansion. We have experienced significant growth over the last three years in our branch network and our asset size. We will continue to expand our branch network through new offices in selected markets and opportunistic acquisitions. We opened a new branch office in Corona, California in the second quarter of 2003 and converted our loan production office in Manhattan Beach, California into a full-service branch office during the third quarter of 2003. In addition, the Bank opened an additional loan production office in Irvine, California during the third quarter of 2003. Our acquisition of Southland Bank was consummated in July 2003. As a result of the acquisition, we acquired a branch office in Irwindale, California.

     Asset Growth. Our total assets as of June 30, 2003 were $611.3 million as compared to $110.8 million as of December 31, 2000. The capital being raised in this offering will facilitate the continued growth in our balance sheet, enabling us to increase the funding of additional loans. We believe we can grow our assets while maintaining our asset quality. Our lending professionals are well experienced and follow policies and procedures that we believe provide for a rigorous underwriting of all loans originated by the Bank. At June 30, 2003, the Bank had $0.1 million of non-performing loans and no real estate owned.

     Offices. Our executive offices are located at 9590 Foothill Boulevard, Rancho Cucamonga, California 91730, and our telephone number at our executive offices is (909) 987-0177.

The Offering

Preferred Stock Offered	1,000,000 shares of Series B Preferred Stock. In addition, we have granted the underwriters an option to purchase up to 150,000 additional shares of our Series B Preferred Stock to cover over-allotments.

Price Per Share	$25.00.

Dividends	% per annum, which is equivalent to $ per annum per share. Dividends are payable quarterly, when, as and if declared, on the last day of March, June, September and December of each year, commencing December 31, 2003. Dividends are noncumulative and are payable if, when and as authorized by our board of directors. Therefore, if no dividend is declared by our board of directors on the Series B Preferred Stock for a quarterly dividend period, holders will have no right to receive a dividend for that period, whether or not dividends are declared for any subsequent period. Dividends may not be paid on our common stock or any other capital security which ranks junior to the Series B Preferred Stock for any dividend period until full dividends with respect to the Series B Preferred Stock have been declared and paid or set apart for payment.

Liquidation Preference	$25.00 per share plus declared and unpaid dividends for the then-current dividend period, if any.

Conversion	Convertible at any time into shares of our common stock at an initial conversion price of $ per share of common stock, subject to adjustment. The conversion price is also subject to anti-dilution adjustments upon the occurrence of certain events. The number of shares of common stock issuable upon conversion of each share of Series B Preferred Stock will be equal to $25.00 divided by the conversion price then in effect. Cash will be paid in lieu of issuing any fractional share interest. All shares of our common stock distributed upon any conversion of the Series B Preferred Stock will be freely transferable without restriction under the Securities Act of 1933, as amended.

Shares of Common Stock Outstanding	2,966,790 shares at July 24, 2003.

Redemption	The Series B Preferred Stock is redeemable at our option at any time, in whole or in part, on and after , 2005, at $25.00 per share, plus declared and unpaid dividends, if any. The Series B Preferred Stock is also redeemable by us prior to that date, in whole or in part, at the foregoing redemption price if the last reported sale price of our common stock has equaled or exceeded 125% of the Series B

Preferred Stock conversion price per share for at least 30 consecutive trading days ending not more than five trading days prior to the date of mailing of the notice of redemption.

Ranking	The Series B Preferred Stock will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to all our existing and future debt obligations; (ii) junior to each class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks senior to the Series B Preferred Stock; (iii) on a parity with our 7.0% Series A Preferred Stock (the “Series A Preferred Stock”) and each other class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks on a parity with the Series B Preferred Stock; and (iv) senior to all classes of our common stock or series of preferred stock, the terms of which do not expressly provided that it ranks senior to or on a parity with the Series B Preferred Stock.

Voting	Except as otherwise required by law, as a holder of Series B Preferred Stock, you will have voting rights only under certain limited circumstances. If we fail to pay the full amount of the stated dividends on the Series B Preferred Stock for any six or more quarterly dividend periods, or for four or more consecutive quarterly dividend periods, the number of our directors will be automatically increased by two and the holders of the Series B Preferred Stock, voting separately as a class with any other holders of our capital stock which ranks equal to the Series B Preferred Stock and which has similar voting rights (“Voting Parity Stock”), will be entitled to elect two directors until the payment, or declaration and setting aside for payment, of full dividends on the Series B Preferred Stock for four consecutive quarterly dividend periods.

In addition, holders of Series B Preferred Stock will also be entitled to vote separately as a class in connection with certain corporate events or actions. Specifically, the consent of the holders of at least two-thirds of the Series B Preferred Stock, voting as a class, is required to (i) amend, alter, repeal or otherwise change any provision of our Articles of Incorporation or Certificate of Determination in a manner that would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred stock or (ii) create, authorize, issue or increase the authorized or issued amount of any class or series of equity securities that is senior or equal to the Series B Preferred Stock as to dividend rights, or rights upon our liquidation, dissolution or winding-up, provided that the consent of the holders of the Series B Preferred Stock will not be required in connection with the creation, authorization or issuance of equity securities which are equal to the Series B Preferred Stock as to dividend rights, or rights upon liquidation, dissolution or winding up, unless such equity securities have cumulative dividend rights.

We also may not consolidate with or merge into another entity or transfer or lease all or substantially all of our assets to another entity without the consent or approval of the holders of a majority of the Series B Preferred Stock and any other preferred stock entitled to vote on the transaction if the consideration to be received in such transaction by our common stockholders is at the time the transaction is entered into less than 125% of the Series B Preferred Stock conversion price.

Use of Proceeds	The net proceeds to us from the sale of the Series B Preferred Stock in this offering is estimated to be $ million, after deducting discounts to the underwriters and the estimated expenses of the offering, or $ if the underwriters’ exercise their over-allotment option in full. We intend to utilize $5.0 million of the net proceeds to pay off our line of credit and retain approximately $2.0 million for working capital and other corporate purposes. The remainder of the net proceeds will be contributed to the Bank to support the continued growth of its business operations and for general corporate purposes.

The net proceeds of this offering will increase our stockholders’ equity and enhance our ability to issue additional trust preferred securities. We intend to issue up to an additional $20.0 million of trust preferred securities during the third or fourth quarter of 2003.

Tax Consequences	Material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of our Series B Preferred Stock and common stock issued upon its conversion are described in “Material U.S. Income Tax Considerations.” Prospective investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our Series B Preferred Stock and common stock issued upon its conversion in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws.

Proposed AMEX Symbol	We have filed an application for quotation of the Series B Preferred Stock on the American Stock Exchange under the symbol “VLP.”

Risk Factors	See “Risk Factors” for a discussion of certain factors that should be considered by investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION
(Dollars In Thousands, Except Per Share Data)

     The following summary presents our selected consolidated financial information at or for the six months ended June 30, 2003 and 2002 and at or for each of the five years ended December 31, 2002. Financial information at or for each of the five years ended December 31, 2002 is derived from our audited Consolidated Financial Statements. Financial information at or for the six month periods ended June 30, 2003 and 2002 are derived from our unaudited Consolidated Financial Statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. The selected historical consolidated financial and other data set forth below should be read in conjunction with, and is qualified in its entirety by, our historical Consolidated Financial Statements, including the related notes, included elsewhere in this prospectus. Results for the six month period ended June 30, 2003 are not necessarily indicative of our expected results for the full year ending December 31, 2003.

	At or For the Six Months
	Ended June 30,

	2003	2002

Interest income	$15,211	$8,240
Interest expense	4,664	2,479

Net interest income	10,547	5,761
Provision for possible loan losses	(1,750)	(535)

Net interest income after provision for loan losses	8,797	5,226
Other income	3,314	1,201
Other expenses	6,886	4,593

Income/(loss) before taxes	5,225	1,834
Income tax (provision) benefit	(2,136)	(726)

Net income/(loss)	$3,089	$1,108

Earnings/(loss) per share of Common Stock(1):
Basic	$1.06	$0.56
Diluted	$0.97	$0.42

Weighted average number of shares(1):
Basic	2,824,947	1,989,657
Diluted	3,086,662	2,891,309

Balance Sheet Data:
Assets	$611,294	$268,058
Deposits	433,753	205,784
Net loans	386,946	191,889
Stockholders’ equity	21,524	12,110

Selected Ratios(2):
Return on average assets	1.3%	1.0%
Return on average equity	30.2	20.1
Cash dividend payment ratio	—	—
Stockholders’ equity to asset ratio	3.5	4.5
Efficiency ratio(3)	49.7	66.0

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At or For the Year Ended December 31,

	2002	2001	2000	1999	1998

Interest income	$19,170	$11,602	$8,965	$8,995	$9,178
Interest expense	5,765	3,586	2,048	2,204	2,552

Net interest income	13,405	8,016	6,917	6,791	6,626
Provision for possible loan losses	(1,430)	(773)	(256)	(166)	(143)

Net interest income after provision for loan losses	11,975	7,243	6,661	6,625	6,483
Other income	3,907	2,191	1,582	1,903	1,916
Other expenses	10,793	8,295	7,174	8,564	7,649

Income/(loss) before taxes	5,089	1,139	1,069	(36)	750
Income tax (provision) benefit	(2,081)	17	(449)	11	(307)

Net income/(loss)	$3,008	$1,156	$620	$(25)	$443

Earnings/(loss) per share of Common Stock(1):
Basic	$1.32	$0.59	$0.32	$(0.01)	$0.23
Diluted	$1.12	$0.52	$0.32	$(0.01)	$0.21

Weighted average number of shares(1):
Basic	2,275,832	1,961,911	1,957,226	1,955,915	1,955,915
Diluted	2,823,069	2,542,466	1,958,553	2,088,047	2,093,968

Balance Sheet Data:
Assets	$385,302	$191,286	$110,753	$116,228	$115,863
Deposits	287,512	159,381	99,583	104,523	105,315
Net loans	250,248	136,128	78,740	84,953	87,247
Stockholders’ equity	19,958	10,455	9,295	8,630	8,728

Selected Ratios(2):
Return on average assets	1.1%	0.8%	0.6%	—%	0.4%
Return on average equity	22.2	11.7	7.0	(0.3)	5.2
Cash dividend payment ratio	—	—	—	—	—
Stockholders’ equity to asset ratio	5.0	6.8	7.9	7.7	7.5
Efficiency ratio(3)	62.3	81.3	84.4	98.5	89.5

	At or For the Six Months
	Ended June 30,

	2003		2002

Earnings to fixed charges and preferred stock dividends(4):
Including interest on deposits	134.7	x	100.8	x
Excluding interest on deposits	455.0	x	376.2	x

Bank Regulatory Capital Ratios(5):
Tier 1 risk-based capital	10.9%		11.5%
Total risk-based capital	12.0		12.5
Tier 1 leverage capital	9.0		9.5

[Additional columns below]

[Continued from above table, first column(s) repeated]

	At or For the Year Ended December 31,

	2002		2001		2000		1999		1998

Earnings to fixed charges and preferred stock dividends(4):
Including interest on deposits	111.7	x	40.1	x	52.3	x	(1.6)	x	29.4	x
Excluding interest on deposits	476.7	x	479.7	x	53,550.0	x	N/A	(6)	N/A	(6)

Bank Regulatory Capital Ratios(5):
Tier 1 risk-based capital	13.9%		15.1%		10.4%		9.2%		9.0%
Total risk-based capital	15.0		16.1		11.3		9.9		9.8
Tier 1 leverage capital	11.6		12.5		8.4		7.5		7.5

(1)	Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The weighted average number of shares and the earnings per share were adjusted to reflect the 5% stock dividend declared in December 2002.

(2)	All ratios are annualized where appropriate.

(3)	Efficiency ratio represents other expenses divided by net interest income before provision for losses and non-interest income.

(4)	For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings represent income from continuing operations before income taxes plus fixed charges. Fixed charges and preferred stock dividends represent total interest expense (including interest expense on FHLB advances, trust preferred securities, subordinated debt and a line of credit), including and excluding interest on deposits, as applicable, as well as the amount of pre-tax earnings required to pay dividends on our Series A Preferred Stock, together with a reasonable approximation of the interest component of rental expense. Subsequent to the offering contemplated by this prospectus, we intend to pay off our outstanding line of credit and issue an additional $20.0 million in trust preferred securities, the effects of which are not reflected in the table. See “Use of Proceeds.”

(5)	Consists of information on the Bank’s regulatory capital compliance. For information on our regulatory capital compliance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources.”

(6)	There were no fixed charges for the indicated periods.

RISK FACTORS

     You should carefully read the following risk factors before you decide to buy any of our Series B Preferred Stock. You should also consider the other information in this prospectus.

Risks Relating to this Offering

Our ability to issue preferred stock in the future could adversely affect the rights of holders of Series B Preferred Stock and our common stock.

     Our Articles of Incorporation authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may authorize the issuance of additional shares or series of preferred stock that would rank senior to the Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution, although we would need the affirmative vote or consent of the holders of at least 66-2/3% of the outstanding shares of Series B Preferred Stock to do so. We would not need that vote or consent to authorize, increase the authorized amount of or issue any series of preferred stock that ranks on a parity with or junior to the Series B Preferred Stock as to such rights, except in the case of preferred stock that ranks on a parity with the Series B Preferred Stock with respect to dividends if we provide for cumulative dividend rights. In addition, the terms of the Series B Preferred Stock provide that we may declare and pay stock dividends on parity preferred stock and junior classes of stock even if dividends are not declared and paid on the Series B Preferred Stock. Our future issuance of parity preferred stock could therefore effectively diminish our ability to pay dividends on and the liquidation preference of the Series B Preferred Stock and adversely affect our common stock.

The sale of a substantial number of shares of our common stock in the public market could adversely affect the market price of our common stock.

     All of our currently outstanding shares of common stock have been registered for sale under the Securities Act of 1933, as amended. Further, as of June 30, 2003, there were outstanding options and warrants to purchase approximately 522,324 shares of our common stock. More options will be granted in the future under our employee benefit plans. Additionally, we may in the future issue additional series of preferred stock that are convertible into or exchangeable for our common stock. The shares of common stock issuable upon conversion of the Series B Preferred Stock will also be freely tradable. Sales or the expectation of sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Your right to receive liquidation and dividend payments on the Series B Preferred Stock is junior to our existing and future senior indebtedness and to any senior securities we may issue in the future.

     With respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series B Preferred Stock will rank junior to all present and future indebtedness and all future senior securities, on a parity with the Series A Preferred Stock and all future capital stock designated as on a parity with the Series B Preferred Stock, and senior to our common stock and all future capital stock designated as junior to the Series B Preferred Stock. As of June 30, 2003, we had approximately $27.0 million of indebtedness and other liabilities which would have been senior in right of payment to the Series B Preferred Stock. As of June 30, 2003, we had $17.0 million in trust preferred securities outstanding. We intend to issue up to an additional $20.0 million of trust preferred securities during the third or fourth quarter of 2003. Under the terms of the documents governing our outstanding trust preferred securities, if we do not make payments on our trust preferred securities, then we may not declare or pay any dividends or distributions on, or make a liquidation payment with respect to, any of our capital stock, including the Series B Preferred Stock. The terms of the Series B Preferred Stock do not require that we obtain the approval of the holders of the Series B Preferred Stock to incur additional indebtedness. Consequently, we may incur indebtedness in the future that could limit our ability to make subsequent dividend or liquidation payments to you. In addition, in the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay obligations on the Series B Preferred Stock only after all of our indebtedness and all senior securities, if any, has been paid, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series B Preferred Stock then outstanding and any preferred stock ranking on a parity with the Series B Preferred Stock.

There has been no prior market for our Series B Preferred Stock and our stock price may be volatile.

     Prior to this offering, there has been no public market for our Series B Preferred Stock. The dividend yield for our Series B Preferred Stock in this offering will be determined by negotiations between the underwriters and us. Among the factors to be considered in determining the dividend yield of our Series B Preferred Stock, in addition to prevailing market conditions, will be our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses. We believe that each of these factors is important, but we are unable to quantify or otherwise indicate the relative importance of each of these factors. The offering price of our Series B Preferred Stock may bear no relationship to the price at which our Series B Preferred Stock will trade upon completion of this offering. The stock market has experienced significant price and volume fluctuations recently and you may not be able to resell your shares at or above the initial public offering price.

We cannot be sure that a public trading market for our Series B Preferred Stock will develop or be maintained.

     We have applied to list our Series B Preferred Stock for quotation on the American Stock Exchange under the symbol “VLP.” There can be no assurance, however, that an established and liquid trading market for our Series B Preferred Stock will develop, that it will continue if it does develop, or that after the completion of the offering, Series B Preferred Stock will trade at or above the offering price set forth on the cover of this prospectus. The underwriters have advised us that they intend to make a market in our Series B Preferred Stock. None of the underwriters nor any other broker-dealer, however, is obligated to make a market in our Series B Preferred Stock, and any market making may be discontinued at any time in the sole discretion of the party making a market.

You are not entitled to receive dividends unless declared by our board of directors.

     Dividends on the Series B Preferred Stock are not cumulative. Consequently, if our board of directors does not declare a dividend on the Series B Preferred Stock for any quarterly period, including if prevented by bank regulators, you will not be entitled to receive that dividend whether or not funds are or subsequently become available. Our board of directors could determine that it would be in our best interest to pay less than the full amount of the stated dividends or no dividends on the Series B Preferred Stock for any dividend period, even at a time when sufficient funds were available to make the payment. In making this determination, our board of directors would consider all the factors it considered relevant, which we expect would include our financial condition and capital needs, the impact of current or pending legislation and regulations and general economic conditions.

Holders of the Series B Preferred Stock have limited voting rights.

     The terms of the Series B Preferred Stock generally provide that, except as otherwise required by law, the holders of the Series B Preferred Stock are only entitled to vote in the following limited circumstances: (i) amendment, alteration or repeal of our Articles of Incorporation or the Certificate of Determination governing the Series B Preferred Stock, if the amendment, authorization or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred Stock; (ii) the creation, authorization, issuance or increase in the amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into equity securities on a parity with, or senior to, our Series B Preferred Stock with respect to rights to dividends or rights upon liquidation, winding up or dissolution, provided, that the consent of the holders of the Series B Preferred Stock will not be required in connection with the creation, authorization or issuance of parity stock if the parity stock does not have cumulative dividend rights; or (iii) the consolidation with or merger into another entity or transfer or lease of all or substantially all of our assets to another entity if the consideration to be received by our common stockholders is at the time the transaction is entered into less than 125% of the Series B Preferred Stock conversion price. If we fail to pay the full amount of the stated cash dividends on the Series B Preferred Stock with respect to four or more consecutive dividend periods, or for any six or more dividend periods over the life of the Series B Preferred Stock, until we shall have paid or declared and set aside for payment full dividends on the Series B Preferred Stock for four consecutive dividend periods, the number of our directors will automatically be increased by two, and the holders of Series B Preferred Stock, together with any other holders of Voting Parity Stock, voting together as a single class, will have the right to elect those two additional members of our board of directors.

Risks Relating To Our Business

We are implementing a business strategy that may result in increased volatility of earnings.

     Our business strategy is focused on residential construction, commercial real estate and commercial business lending. At December 31, 2000, approximately $56.4 million or 70.4% of the Bank’s loan portfolio was made up of residential and commercial construction, commercial real estate and commercial business loans. As of June 30, 2003, these types of loans had increased to approximately $348.5 million or 88.4% of the Bank’s loan portfolio and are anticipated to increase further as we continue to implement our business strategy. The Bank’s allowance for possible loan losses as of June 30, 2003 amounted to 1.2% of its total loans.

     These types of lending activities, while potentially more profitable, generally entail a larger degree of credit risk than general permanent single-family and consumer lending. They are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation in these types of loans requires a more detailed analysis of financial statements at the time of loan approval and on an on-going basis. A decline in real estate values, particularly in California, would reduce the value of the real estate collateral securing the Bank’s loans and increase the risk that the Bank would incur losses if borrowers defaulted on their loans. In addition, the repayment of commercial real estate loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Also, loan balances for commercial real estate, commercial business and residential construction tract loans are typically larger than those for permanent single-family and consumer loans. Accordingly, when there are defaults and losses on these types of loans, they are often larger on a per loan basis than those for permanent single-family and consumer loans. A liquid secondary market for most types of commercial real estate and commercial business loans does not exist, so the Bank has less opportunity to mitigate credit risk by selling part or all of its interest in these loans.

Our growth may not be managed successfully.

     We have grown substantially from $110.8 million of total assets and $99.6 million of total deposits at December 31, 2000 to $611.3 million of total assets and $433.8 million of total deposits at June 30, 2003. We expect to continue to experience significant growth in the amount of our assets, the level of our deposits and the scale of our operations. We may not be able to manage this growth effectively. If we do not manage our growth effectively, we may not be able to achieve our business plan, and our business and prospects could be harmed. In this regard, we have experienced significant growth in our loan portfolio during the past two years. Consequently, our loan portfolio is relatively unseasoned. While the amount of non-performing loans in our loan portfolio at June 30, 2003 was insubstantial, we cannot give assurances that this will continue into the future. Our growth subjects us to increased capital and operating commitments. We must recruit experienced individuals that have the required skills that we need to grow our specialty lines of business. As a result of our increase in personnel, our expenses associated with salaries and other benefits have increased in recent periods.

     The additional customer products, services, branch enhancements and the implementation of these items have placed and will continue to place a significant strain on our personnel, systems, and resources. We cannot assure you that we will be able to obtain and train qualified individuals to implement our business strategy in a timely, cost effective and efficient manner.

Potential acquisitions may disrupt our business, dilute stockholder value and adversely affect our operating results.

     In July 2003, we completed our acquisition of Southland Bank. We may continue to grow by acquiring banks, related businesses or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:

•	potential exposure to unknown or contingent liabilities of banks, businesses or branches we acquire;

•	exposure to potential asset quality issues of the acquired banks, businesses or branches;

•	difficulty and expense of integrating the operations and personnel of banks, businesses or branches we acquire;

•	potential disruption to our business;

•	potential diversion of our management’s time and attention;

•	the possible loss of key employees and customers of the banks, businesses, or branches we acquire;

•	difficulty in estimating the value of the banks, businesses or branches to be acquired; and

•	potential changes in banking or tax laws or regulations that may affect the banks or businesses to be acquired.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available or may not be on terms acceptable to us when it is needed.

     We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that after we complete the offering contemplated by this prospectus, our existing capital resources will be sufficient to satisfy our capital requirements for the foreseeable future. However, we may decide to raise additional capital to support continued growth, both internally or through acquisitions. To that end, we intend to issue up to an additional $20.0 million of trust preferred securities during the third or fourth quarter of 2003. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure you of our ability to raise additional capital if needed or on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired.

Our business strategy relies upon our Chief Executive Officer and other key employees.

     Norman Morales has been our president and chief executive officer since October 2000. Mr. Morales developed numerous aspects of the Bank’s current business strategy and the implementation of such strategy depends heavily upon the active involvement of Mr. Morales. The loss of Mr. Morales’ services could have a negative impact on the implementation and success of our business strategy. The Bank’s success will also depend in large part upon its ability to attract and retain highly qualified management, technical and marketing personnel to execute the strategic plan. The Bank will need to retain persons with skills in areas that are new and unfamiliar in order to manage the Bank’s specialty lines of business. Competition for qualified personnel, especially those in management, sales and marketing, is intense. We cannot assure you that the Bank will be able to attract and retain these persons.

Our business is subject to various lending risks which could adversely impact our results of operations and financial condition.

     Residential Real Estate Construction Loans. The Bank makes residential real estate construction loans to individuals and developers for the construction of residential properties. These loans include single-family coastal construction loans which are targeted at high-end units located along the coastal communities of Southern California. The Bank will originate these loans whether or not the property is under contract for sale. Residential real estate construction loans also include single-family tract construction loans which are targeted at the construction of entry level units. The Bank has significantly increased the amount of residential real estate construction loans in its loan portfolio, both in dollar amounts and as a percentage of the Bank’s total loans. At June 30, 2003, $208.2 million or 52.8% of our total loan portfolio consisted of residential real estate construction loans as compared to $5.6 million or 7.0% of our total loan portfolio at December 31, 2000.

     Our construction loans are based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. Construction lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, during the term of a construction loan, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Our ability to continue to originate a significant amount of construction loans is dependent on the continued strength of the housing market in the coastal communities of Los Angeles and Orange Counties, California and in the Inland Empire region of Southern California. To the extent there is a decline in the demand for new housing in these communities, it is expected that the demand for construction loans would decline, our liquidity would substantially increase and our net income would be adversely affected.

     Commercial Real Estate Loans. The Bank originates commercial real estate loans for individuals and business for various purposes which are secured by commercial real estate, which includes loans made to religious organizations and private schools. At June 30, 2003, $101.5 million or 25.8% of our total loan portfolio consisted of commercial real estate loans as compared to $40.1 million or 50.1% of our total loan portfolio at December 31, 2000.

     Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers. Commercial real estate lending typically involves higher loan principal amounts and the repayment of such loans generally is dependent, in large part, on the successful operation of the property securing the loan or the business conducted on the property securing the loan. These loans may be more adversely affected by conditions in the real estate markets or in the economy generally. For example, if the cash flow from the borrower’s project is reduced due to leases not being obtained or renewed, the borrower’s ability to repay the loan may be impaired. In addition, many of our commercial real estate loans are not fully amortizing and contain large balloon payments upon maturity. Such balloon payments may require the borrower to either sell or refinance the underlying property in order to make the payment.

     Commercial Business Loans. The Bank’s commercial business loans generally consist of loans to small businesses, including SBA loans. At June 30, 2003, $30.6 million or 7.8% of our total loan portfolio consisted of commercial business loans as compared to $10.7 million or 13.3% of our total loan portfolio at December 31, 2000.

     Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any exists. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Our allowance for loan losses may prove to be insufficient to absorb probable losses inherent in our loan portfolio.

     Like all financial institutions, every loan we make carries a certain risk that it will not be repaid in accordance with its terms or that any collateral securing it will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;

•	the credit history of a particular borrower;

•	changes in economic and industry conditions; and

•	the duration of the loan.

     At June 30, 2003, our allowance for loan losses as a percentage of total loans was 1.2%. Regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. Although we believe our loan loss allowance is adequate to absorb probable losses in our loan portfolio, we cannot predict these losses or whether our allowance will be adequate or that regulators will not require us to increase this allowance. Any of these occurrences could materially and adversely affect our business, financial condition, prospects and profitability.

Our business is subject to general economic risks that could adversely impact our results of operations and financial condition.

     Changes in economic conditions, particularly an economic slowdown in California, could hurt our business. Our business is directly affected by political and market conditions, broad trends in industry and finance, legislative and regulatory changes, changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. A deterioration in economic conditions, in particular an economic slowdown within California, could result in the following consequences, any of which could hurt our business materially:

•	loan delinquencies may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline; and

•	collateral for loans made by us, especially real estate, may decline in value, in turn reducing a client’s borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.

     A downturn in the California real estate market could hurt our business. Our business activities and credit exposure are concentrated in California. A downturn in the California real estate market could hurt our business because many of our loans are secured by real estate located within California. As of June 30, 2003, approximately 91% of our loan portfolio consisted of loans secured by real estate located in California. If there is a significant decline in real estate values, especially in California, the collateral for our loans will provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. Real estate values in California could be affected by, among other things, earthquakes and other natural disasters particular to California.

     We may suffer losses in our loan portfolio despite our underwriting practices. We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses.

Our business is subject to interest rate risk and variations in interest rates may negatively affect our financial performance.

     Like other financial institutions, our operating results are largely dependent on our net interest income. Net interest income is the difference between interest earned on loans and securities and interest expense incurred on deposits and borrowings. Our net interest income is impacted by changes in market rates of interest, the interest rate sensitivity of our assets and liabilities, prepayments on our loans and securities and limits on increases in the rates of interest charged on our loans. We expect that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities.

     We cannot control or accurately predict changes in market rates of interest. The following are some factors that may affect market interest rates, all of which are beyond our control:

•	inflation;

•	slow or stagnant economic growth or recession;

•	unemployment;

•	money supply and the monetary policies of the Federal Reserve Board;

•	international disorders; and

•	instability in domestic and foreign financial markets.

     We are vulnerable to an increase in interest rates because our interest-earning assets generally have longer maturities than our interest-bearing liabilities. Under such circumstances, material and prolonged increases in interest rates will negatively affect our net interest income. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, securities portfolio, and overall profitability. Although we attempt to manage our interest rate risk, we cannot assure you that we can minimize our interest rate risk.

Our ability to service our debt, pay dividends, and otherwise pay our obligations as they come due is substantially dependent on capital distributions from the Bank, and these distributions are subject to regulatory limits and other restrictions.

     A substantial source of our income from which we service our debt, pay our obligations and from which we can pay dividends is the receipt of dividends from the Bank. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank, and other factors, that the applicable regulatory authorities could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event the Bank is unable to pay dividends to us, we may not be able to service our debt, pay our obligations or pay dividends on our Series A Preferred Stock, our Series B Preferred Stock or our common stock. At June 30, 2003, our annual debt service obligation amounted to $1.3 million and we had $0.4 million of cash and liquid assets at the Company. The inability to receive dividends from the Bank would adversely affect our business, financial condition, results of operations and prospects.

We face strong competition from other financial institutions, financial service companies and other organizations offering services similar to those offered by us, which could hurt our business.

     The Bank faces direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. The Bank’s primary competitors in its market areas are Bank of America, Wells Fargo, Citizen’s Business Bank, Foothill Independent Bank, PFF Bank, Washington Mutual, Union Bank of California and Bank of the West. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in the Bank’s primary market areas. The Bank also faces substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles. Neither the Bank’s deposits or loans generated by any of its offices exceed 1% of the total loans or deposits of all financial institutions located in the counties in which that office is located. In addition, banks with larger capitalization and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us or the Bank, have been in business for a long period of time and have established customer bases and name recognition. The Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans which it originates, and the quality of service which it provides to borrowers. The Bank’s ability to attract and retain deposits requires that it provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, the Bank may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. If the Bank is not able to effectively compete in its market area, its profitability may be negatively affected, limiting its ability to pay us dividends.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

     The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We are subject to extensive regulation which could adversely affect our business.

     Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with applicable federal, state and local laws, rules and regulations. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed various laws, rules and regulations that, if adopted, would impact our operations. If these or any other laws, rules or regulations are adopted in the future, they could make compliance much more difficult or expensive, restrict our ability to originate or sell loans, further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us or otherwise materially and adversely affect our business, financial condition, prospects or profitability.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements about our financial condition, results of operations and business. These statements may include statements regarding projected performance for periods following the completion of this offering. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipated,” “estimates,” “intends,” “will,” “plans” or similar words or expressions. These forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, but are not limited to, those identified under “Risk Factors” above as well as the following:

•	we may experience higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	changes in management’s valuation of our investment securities portfolio;

•	increases in competitive pressure among financial institutions;

•	general economic conditions, either nationally or locally in areas in which we conduct or will conduct our operations, or conditions in financial markets may be less favorable than we currently anticipate;

•	our net income may be lower than we expect;

•	we may lose more business or customers than we expect, or our operating costs may be higher than we expect;

•	changes in the interest rate environment and their impact on customer behavior and our interest margins;

•	the impact of repricing and competitors’ pricing initiatives on loan and deposit products;

•	our ability to adapt successfully to technological changes to meet customers’ needs and developments in the market price;

•	our ability to access cost-effective funding;

•	our ability to successfully complete our strategy to continue to grow our business in California;

•	our interest income from our securities portfolio may be lower than we expect; or

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines may adversely affect our ability to conduct our business.

     Because these forward-looking statements are subject to risks and uncertainties, our actual results may differ materially from those expressed or implied by these statements. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this prospectus. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of our common stock following this offering may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict.

     All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

     The net proceeds to us from the sale of the Series B Preferred Stock in this offering is estimated to be $   million, after deducting discounts to the underwriters and the estimated expenses of the offering, or $    million if the underwriters’ exercise the over-allotment option in full. We intend to utilize $5.0 million of the net proceeds to pay off our line of credit and retain approximately $2.0 million for working capital and other corporate purposes. The line of credit provides for maximum borrowings of $10.0 million and was extended in June 2003 from December 2003 to June 2004. At June 30, 2003, the interest rate on the borrowings was 4.5%. The interest rate is a variable rate of interest based on the prime rate plus 0.5%. At June 30, 2003, borrowings outstanding under the line of credit totaled $5.0 million, which we used during the past year for working capital. The line of credit is secured by all of the common stock of the Bank. Contemporaneously with the closing of this offering, we will repay the amounts outstanding under the line of credit and terminate both the line of credit and the pledge of the Bank common stock.

     The remainder of the net proceeds will be contributed to the Bank primarily to support the continued growth of its business operations and product lines and for general corporate purposes. In addition, the net proceeds of this offering will increase our stockholders’ equity and enhance our ability to issue additional trust preferred securities. In connection therewith, we intend to issue up to an additional $20.0 million of trust preferred securities during the third or fourth quarter of 2003.

CAPITALIZATION

     The following table sets forth our total deposits, indebtedness and capitalization at June 30, 2003, and as adjusted to reflect the issuance and sale of 1,000,000 shares of our Series B Preferred Stock and the application of the proceeds from this offering, net of our estimated offering expenses and the underwriting discount. This information should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this prospectus.

	June 30, 2003

	Actual	As Adjusted

	(Dollars in Thousands)
Deposits	$433,753	$433,753

Indebtedness:
FHLB advances	$125,000	$125,000
Subordinated debentures	5,000	5,000
Company obligated preferred securities of subsidiary trusts holding floating rate junior subordinated deferrable interest debentures	17,000	17,000
Other borrowings(1)	5,000	—

Total indebtedness	$152,000	$147,000

Stockholders’ equity:
Preferred Stock, no par value, 10,000,000 shares authorized:
Series A Preferred Stock, no par value, 50 shares authorized and issued	$2,450	$2,450
Series B Preferred Stock, no par value, convertible, 1,500,000 shares authorized, no shares issued and 1,000,000 shares issued as adjusted	—	25,000
Common stock, no par value, 15,000,000 shares authorized; 2,800,578 shares issued and outstanding	6,796	6,796
Additional paid-in capital	3,307	3,307
Retained earnings	9,010	9,010
Accumulated other comprehensive (loss) income	(39)	(39)

Total stockholders’ equity	$21,524	$46,524

(1)	Represents the outstanding amount of a $10.0 million line of credit, which we intend to repay with a portion of the proceeds from this offering. See “Use of Proceeds” and “Business Sources of Funds-Borrowings.”

TRADING HISTORY AND DIVIDEND POLICY

     Prior to this offering, there has been no established market for our Series B Preferred Stock. We expect that following the offering, our Series B Preferred Stock will be traded on the American Stock Exchange. We have applied to list our Series B Preferred Stock for quotation on the American Stock Exchange under the symbol “VLP.”

     The underwriters have advised us that they intend to make a market in our Series B Preferred Stock. Neither the underwriters nor any other broker-dealer, however, is obligated to make a market in our Series B Preferred Stock, and any market making may be discontinued at any time in the sole discretion of the party making a market. Accordingly, we cannot assure you that an active and liquid trading market for our Series B Preferred Stock will develop or that, if developed, it will continue. Also, we cannot assure you that persons purchasing shares of our Series B Preferred Stock will be able to sell them at or above the offering price set forth on the cover page of this prospectus.

     Our common stock has been quoted on the Nasdaq National Market under the symbol “VNBC” since November 2002. Prior to that time, our common stock was listed on the Nasdaq Small Cap Market under the same symbol. The following table sets forth for the periods indicated the high and low sales price per share of our common stock as reported by the Nasdaq National Market. All prices in the following table have been adjusted to reflect the 5% stock dividend declared on December 23, 2002.

	High	Low

2001
First Quarter	$4.29	$2.86
Second Quarter	5.00	3.68
Third Quarter	5.70	4.52
Fourth Quarter	6.67	5.37
2002
First Quarter	8.38	5.76
Second Quarter	9.57	7.29
Third Quarter	11.76	8.24
Fourth Quarter	16.25	10.12
2003
First Quarter	17.12	14.66
Second Quarter	22.00	15.00
Third Quarter (through September , 2003)

     On September   , 2003, the last reported sale price of our common stock on the Nasdaq National Market was $     per share.

     We have not historically paid cash dividends on our common stock. However, in July 2003, we announced the initiation of a quarterly cash dividend. We declared a cash dividend of $0.02 per share payable on August 26, 2003 to shareholders of record as of August 11, 2003.

     Our primary source of income is dividends from the Bank, and the Bank is subject to certain regulatory restrictions that may limit its ability to pay dividends to us. See “Regulation-Dividends and Other Transfer of Funds.”

     As of June 30, 2003, we had 1,157 stockholders of record.

MANAGEMENT’S DISCUSSION
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

     The following discussion provides information about our results of operations, financial condition, liquidity and asset quality. This information is intended to facilitate the understanding and assessment of significant changes and trends related to our financial condition and the results of operations. This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and the accompanying notes presented elsewhere in this prospectus.

Overview

     We are a California-chartered bank holding company that commenced business in December 1988 when we acquired all of the voting stock of Vineyard Bank, a California-chartered commercial bank. The Bank commenced business in September 1981 as a national banking association and converted to a California bank charter and took its present name in August 2001. The Bank operates under the supervision of the DFI and the FDIC. At June 30, 2003, we had consolidated total assets of $611.3 million, total deposits of $433.8 million and consolidated stockholders’ equity of $21.5 million. Our common stock is publicly traded on the Nasdaq National Market under the symbol “VNBC.” In July 2003, we completed our acquisition of Southland Bank, a California-chartered commercial bank located in Irwindale, California. At June 30, 2003, Southland Bank had total assets of $33.7 million, total deposits of $31.3 million and total stockholders’ equity of $2.4 million.

     The Bank, which is our primary asset, is primarily involved in attracting deposits from individuals and businesses and using those deposits, together with borrowed funds, to originate and invest in various types of loans and investment securities. The Bank operates nine full-service branch offices located in each of the communities of Rancho Cucamonga, Chino, Diamond Bar, La Verne, Crestline, Blue Jay, Irwindale, Manhattan Beach and Corona, all of which are located within Los Angeles, Riverside and San Bernardino counties, California, and currently has three loan production offices located in San Diego and Beverly Hills, California.

Critical Accounting Policies and Estimates

     The following discussion and analysis of our financial condition and results of operations is based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to allowance for loan losses and the value of carried securities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Results of Operations

     General. Net income for the six months ended June 30, 2003 and 2002 was $3.1 million and $1.1 million, respectively, representing an increase of 178.8% for the six months ended June 30, 2003 as compared to the same period in 2002. On a per diluted share basis, net income was $0.97 and $0.42 for the six months ended June 30, 2003 and 2002, respectively. Net income for the years ended December 31, 2002, 2001 and 2000 was $3.0 million, $1.2 million and $0.6 million, respectively, representing an increase of 160.2% for 2002 as compared to 2001 and an increase of 86.5% for 2001 as compared to 2000. On a per diluted share basis, net income was $1.12, $0.52 and $0.32 for 2002, 2001 and 2000, respectively. Prior period earnings per share have been adjusted for the 5% stock dividend declared in December 2002.

     Net Interest Income. Our earnings are derived predominately from net interest income, which is the difference between the interest earned on loans and securities and the interest paid on deposits and borrowings. Our net interest margin represents our net interest income divided by average interest earning assets. Net interest income and net interest margin are affected by several factors including (1) the level of, and the relationship between, the dollar amount of interest-earning assets and interest-bearing liabilities, (2) the relationship between repricing or maturity of our variable-rate and fixed-rate loans and securities, and our deposits and borrowings, and (3) the magnitude of our non-interest earning assets, including non-accrual loans and other real estate loans.

     Total interest income for the six months ended June 30, 2003 and 2002 was $15.2 million and $8.2 million, respectively, while total interest expense was $4.7 million and $2.5 million, respectively. Net interest income was $10.5 million and $5.8 million for the six months ended June 30, 2003 and 2002, respectively. Total interest income for the years ended December 31, 2002, 2001 and 2000 was $19.2 million, $11.6 million and $9.0 million, respectively, while total interest expense was $5.8 million, $3.6 million and $2.0 million, respectively. Net interest income was $13.4 million, $8.0 million and $6.9 million for each of the years ended December 31, 2002, 2001, and 2000, respectively. Our net interest income increased by $4.8 million or 83.1% for the six months ended June 30, 2003 as compared with the first six months of 2002. Net interest income increased by $5.4 million or 67.2% in 2002 as compared with 2001 and increased by $1.1 million or 15.9% in 2001 as compared with 2000. Our net interest income increased significantly over the periods presented as the volume of our earning assets have increased. Average earning assets were $453.7 million and $207.0 million for the six months ended June 30, 2003 and 2002, respectively. Average earning assets were $252.0 million, $130.1 million and $97.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

     Our net interest margin amounted to 4.7% and 5.6% for the six months ended June 30, 2003 and 2002, respectively, and 5.3%, 6.2% and 7.1% for the years ended December 31, 2002, 2001 and 2000, respectively. During 2001, the prime rate declined by 475 basis points or 50% from the level at year end 2000. During the fourth quarter of 2002, the Federal Reserve Board decreased the overnight borrowing rate by 50 basis points. In June 2003, the Federal Reserve Board decreased the overnight borrowing rate an additional 25 basis points, thus bringing the national prime rate down to 4.00%. Consequently, we have experienced some compression in our net interest margin as new loans are generated, or existing loans are repriced, at a lower rate. The average yield on loans decreased from 9.2% for the six months ended June 30, 2002 to 7.7% for the six months ended June 30, 2003. The average yield on loans amounted to 8.6%, 10.2% and 9.8% for 2002, 2001 and 2000, respectively. Although the Bank has many loans that have reached their floor rates and have not continued to adjust downwards as interest rates have declined, certain higher rate loans that paid off were replaced with new loans originated at lower market rates. See “Asset/Liability Management” for a discussion of the interest rate sensitivity of our assets and liabilities.

     Loan fees, which are included in interest income, also contributed to interest income. For the six months ended June 30, 2003, loan fee income represented $1.6 million or 13.2% of the $12.1 million in interest and fees on loans as compared to $1.3 million or 18.3% of the $7.1 million in interest and fees on loans for the six months ended June 30, 2002. For the year ended December 31, 2002, loan fee income represented $2.7 million or 16.4% of the $16.5 million in interest and fees on loans as compared to $1.6 million or 15.8% of the $10.1 million in interest and fees on loans for the year ended December 31, 2001 and $0.6 million or 7.4% of the $8.1 million in interest and fees on loans for the year ended December 31, 2000. Construction loans and commercial real estate loans generate the bulk of all loan fee income. We emphasize the origination of single-family coastal construction loans from our Manhattan Beach loan production office that was opened in 2001, concentrating on the coastal communities of Los Angeles and Orange Counties. In addition, in late 2002, we established a new product line of single-family tract home construction loans principally serving the counties of Los Angeles, Riverside and San Bernardino. As we continue our emphasis on single-family coastal and tract home construction loans, the volume of construction fees has increased. Those fees are deferred and amortized over the life of the related loans. Construction loans generally have a duration of 12 months and as the level of construction loans increases, the yield on loans will increase as a result of the increasing level of loan fees recognized and will reach a greater constant level over a twelve month cycle.

     In connection with management’s strategic plan to leverage the Bank with increased earning assets in order to enhance its returns, we have significantly increased our investment securities over the periods presented. The increases in investment securities resulted in increases in interest income. Interest income from investment securities for the six months ended June 30, 2003 and 2002 was $3.1 million and $1.1 million. Interest income from investment securities for the years ended December 31, 2002, 2001 and 2000 was $2.6 million, $0.9 million and $0.5 million.

     Total interest expense amounted to $4.7 million and $2.5 million for the six months ended June 30, 2003 and 2002, and $5.8 million, $3.6 million and $2.0 million for the years ended December 31, 2002, 2001 and 2000. Interest expense on deposits totaled $3.4 million and $1.8 million for the six months ended June 30, 2003 and 2002, and $4.4 million, $3.3 million and $2.0 million for the years ended December 31, 2002, 2001 and 2000. The increase in interest expense during the periods presented primarily reflects the increase in the average balance of deposits over the periods, which was partially offset by the decline in the average rate paid on deposits over the periods.

     Interest expense on FHLB and overnight borrowings amounted to $0.6 million, $0.1 million, $1.4 million, $0.3 million and $0 during the six months ended June 30, 2003 and 2002 and the years ended December 31, 2002, 2001 and 2000, respectively. The increase in interest expense on borrowings reflects our increased utilization of FHLB advances as a cost effective source of funds, which increased from an average outstanding balance of $14.9 million during the six months ended June 30, 2002 to an average outstanding balance of $78.1 million for the six months ended June 30, 2003, which was partially offset by a decline in the average rate paid on such borrowings, due to the overall decline in market rates of interest, over the periods.

     Interest expense on trust preferred securities, subordinated debt and our line of credit amounted to $0.6 million and $0.3 million for the six months ended June 30, 2003 and 2002 and $1.4 million, $0.3 million and $2,000 for 2002, 2001 and 2000.

     The following table presents the distribution of our average assets, liabilities, and stockholders’ equity in combination with the total dollar amounts of interest income from average interest earning assets and the resultant yields without giving effect for any tax exemption, and the dollar amounts of interest expense and average interest bearing liabilities, expressed both in dollars and rates. Loans include non-accrual loans although non-accrual interest is excluded. Information with respect to us on an unconsolidated basis is based upon average monthly balances while information with respect to the Bank is based upon average daily balances.

	Six Months Ended June 30,

	2003			2002

			Average			Average
	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in Thousands)
Assets:
Loans	$315,767	$12,058	7.7%	$156,728	$7,116	9.2%
Investment securities(1)	121,981	2,986	4.9	44,670	1,077	4.9
Federal funds sold	11,942	68	1.1	4,846	39	1.6
Other investments	3,994	99	5.0	761	8	2.1

Total interest-earning assets	453,684	15,211	6.8	207,005	8,240	8.0
Other assets	24,790			19,065
Less: allowance for loan losses	(3,597)			(1,624)

Total average assets	$474,877			$224,446

Liabilities and shareholders’ equity:
Savings deposits	$160,552	1,594	2.0	66,344	596	1.8
Time deposits	120,366	1,800	3.0	64,369	1,219	3.8
Subordinated debt	5,000	110	4.4	—	—	—
Convertible debentures	—	—	—	3,694	185	10.1
Trust preferred securities	17,000	416	4.9	12,000	339	5.7
FHLB and other borrowings	85,715	744	1.8	15,022	140	1.9

Total interest-bearing liabilities	388,633	4,664	2.4	161,429	2,479	3.1

Demand deposits	61,828			50,246
Other liabilities	3,816			1,657

Total average liabilities	454,277			213,332
Stockholders’ equity	20,600			11,114

Total liabilities and stockholders’ equity	$474,877			$224,446

Net interest spread(2)			4.3%			4.9%

Net interest income and net interest margin(3)		$10,547	4.7%		$5,761	5.6%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Years Ended December 31,

	2002			2001			2000

			Average			Average			Average
	Average		Yield/	Average		Yield/	Average		Yield/
	Balance	Interest	Cost	Balance	Interest	Cost	Balance	Interest	Cost

	(Dollars in Thousands)
Assets:
Loans	$191,598	$16,457	8.6%	$98,872	$10,069	10.2%	$82,436	$8,083	9.8%
Investment securities(1)	54,063	2,567	4.7	17,146	925	5.4	8,650	495	5.7
Federal funds sold	5,165	82	1.6	13,790	592	4.3	5,709	364	6.4
Other investments	1,194	64	5.4	292	16	5.5	391	23	5.9

Total interest-earning assets	252,020	19,170	7.6	130,100	11,602	8.9	97,186	8,965	9.2
Other assets	19,478			16,819			16,714
Less: allowance for loan losses	(2,089)			(999)			(735)

Total average assets	$269,409			$145,920			$113,165

Liabilities and shareholders’ equity:
Savings deposits	$89,489	1,783	2.0	41,504	732	1.8	$37,046	621	1.7
Time deposits	73,394	2,631	3.6	48,229	2,554	5.3	27,719	1,425	5.1
Subordinated debt	208	8	3.8	—	—	—	—	—	—
Convertible debentures	2,150	278	12.9	2,281	269	11.8	—	—	—
Trust preferred securities	12,417	702	5.7	333	26	7.8	—	—	—
FHLB and other borrowings	20,776	363	1.7	228	5	2.2	18	2	11.1

Total interest-bearing liabilities	198,434	5,765	2.9	92,575	3,586	3.9	64,783	2,048	3.2

Demand deposits	55,936			41,020			37,097
Other liabilities	1,486			2,419			2,372

Total average liabilities	255,856			136,014			104,252
Stockholders’ equity	13,553			9,906			8,913

Total liabilities and stockholders’ equity	$269,409			$145,920			$113,165

Net interest spread(2)			4.7%			5.0%			6.0%

Net interest income and net interest margin(3)		$13,405	5.3%		$8,016	6.2%		$6,917	7.1%

(1)	The yield for securities that are classified as available-for-sale is based on historical amortized cost balances.

(2)	Net interest spread represents the average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.

(3)	Net interest margin is computed by dividing net interest income by total average earning assets.

     The following table sets forth changes in interest income and interest expense for each major category of interest-earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the period indicated. The changes due to volume and rate have been allocated in proportion to the relationship between their absolute dollar amounts.

	Six Months Ended
	June 30, 2003			Year Ended December 31, 2002			Year Ended December 31, 2001
	Compared to Six Months Ended			Compared to Year Ended			Compared to Year Ended
	June 30, 2002			December 31, 2001			December 31, 2000

	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total

	(Dollars in Thousands)
Increase (Decrease) in:
Interest income:
Loans	$9,938	$(4,996)	$4,942	$9,563	$(3,175)	$6,388	$1,647	$339	$1,986
Investment securities	1,863	47	1,910	1,986	(344)	1,642	454	(24)	430
Other investments	36	55	91	53	(5)	48	(5)	(2)	(7)
Federal funds sold	57	(28)	29	(371)	(139)	(510)	222	6	228

	11,894	(4,922)	6,972	11,231	(3,663)	7,568	2,318	319	2,637

Increase (Decrease) in:
Interest expense:
Savings deposits	1,234	(235)	999	894	157	1,051	70	41	111
Time deposits	1,061	(480)	581	1,334	(1,257)	77	1,072	57	1,129
FHLB and other borrowings	733	(129)	604	452	(94)	358	7	(4)	3
Convertible debentures, subordinated debt and trust preferred securities	66	(64)	2	1,344	(651)	693	295	—	295

	3,094	(908)	2,186	4,024	(1,845)	2,179	1,444	94	1,538

Increase (Decrease) in net interest income	$8,800	$(4,014)	$4,786	$7,207	$(1,818)	$5,389	$874	$225	$1,099

     Provision for Possible Loan Losses. For the six months ended June 30, 2003 and 2002, the provision for loan losses was $1.8 million and $0.5 million, respectively. For the years ended December 31, 2002, 2001 and 2000, the provision for loan losses was $1.4 million, $0.8 million and $0.3 million, respectively. The provision for loan losses was increased to support the increasing loan balances for each of the periods presented as well as to reflect the increased risk of construction and commercial loans.

     Our allowance for loan losses was $4.8 million or 1.2% of gross loans at June 30, 2003 compared to $2.1 million or 1.1% of gross loans at June 30, 2002. At December 31, 2002, the allowance for loan losses was $3.0 million or 1.2% of gross loans as compared to $1.5 or 1.1% of gross loans at December 31, 2001 and $0.8 million or 1.0% of gross loans at December 31, 2000. Additions to the reserve are effected through the provision for loan losses. Also affecting the reserve are loans charged off and loans recovered. Net loan charge-offs (recoveries) for the six months ended June 30, 2003 and the years ended December 31, 2002, 2001 and 2000 were $(13,000), $74,000, $107,000 and $236,000, respectively.

     Although we maintain an allowance for loan losses at a level we consider to be adequate to provide for losses, based on presently known conditions, there can be no assurance that losses will not exceed the estimated amounts, thereby adversely affecting future results of operations. The calculation for the adequacy of the allowance for loan losses, and therefore the requisite amount of the provision for loan losses, is based on several factors, including underlying loan collateral, delinquency trends, borrower’s cash flow and historic loan loss experience. All of these factors can change without notice based on market and economic conditions and other factors.

     Non-Interest Income. Non-interest income for the six months ended June 30, 2003 and 2002 was $3.3 million and $1.2 million, respectively, reflecting an increase of $2.1 million or 175.9%. Non-interest income for the years ended December 31, 2002, 2001, and 2000 was $3.9 million, $2.2 million and $1.6 million, respectively, reflecting an increase of $1.7 million or 78.3% in 2002 as compared to 2001 and an increase of $0.6 million or 38.5% in 2001 as compared to 2000.

     In the fourth quarter of 2002, we established our SBA lending department. The guaranteed portions of the SBA loans originated by us are eventually sold. The sale of the guaranteed portion of the SBA loans, combined with other loans held for sale and sold during the year, generated income of $0.5 million from the SBA loan sales and $96,000 from the other loans held for sale and sold during the six months ended June 30, 2003 as compared to $0 and $86,000 for the same period in 2002. During the year ended December 31, 2002, loan sales (including SBA loan sales) generated gains amounting to $0.5 million as compared to $0.3 million in 2001 and $0.1 million in 2000.

     During the six months ended June 30, 2003, net gains from the sale of investment securities amounted to $1.6 million as compared to $0.2 million for the same period in 2002. During the year ended December 31, 2002, net gains from the sale of investment securities amounted to $1.3 million as compared to $6,000 for 2001 and $0 for 2000. Due to declines in market rates of interest, we began to realize excessive prepayments on certain of our mortgage-backed security investments. As a result, we liquidated a portion of our securities prior to them experiencing significant market premium erosion, which sales generated gains on sale of investment securities. We subsequently reinvested the proceeds into investment securities carrying higher yields.

     Income from fees and service charges increased $0.4 million to $1.1 million for the six months ended June 30, 2003 as compared to $0.7 million for the same period in 2002 as the volume of loans and deposits have increased.

     During 2002, we received $0.5 million in litigation recovery from our former insurance carriers. This resulted from a reimbursement of legal fees advanced by the Bank over a period of several years in the early to mid 1990’s. See “Business—Legal Proceedings.”

     Non-Interest Expense. Our non-interest expense for the six months ended June 30, 2003 and 2002 was $6.9 million and $4.6 million, reflecting an increase of $2.3 million or 49.9%. Our non-interest expense for the years ended December 31, 2002, 2001 and 2000 was $10.8 million, $8.3 million and $7.2 million, reflecting an increase of $2.5 million or 30.1% from 2001 to 2002 and an increase of $1.1 million or 15.6% from 2000 to 2001. Non-interest expense consists primarily of (i) salaries and other employee expenses, (ii) occupancy expenses, (iii) furniture and equipment expenses and (iv) marketing, office supplies, postage and telephone, insurance, data processing, professional fees and other non-interest expense.

     Salaries and employee benefits are the largest component of non-interest expense. Beginning with the appointment of our current Chief Executive Officer in the fourth quarter of 2000, management has implemented several structural changes within our operations in order to support our strategic plan initiatives. In each of the following areas, a seasoned and experienced individual has been recruited from other local financial institutions to head their respective area: credit administration, loan operations and construction support, single-family residential construction business development, marketing, information technology, community banking, finance and human resources. Additional personnel have been placed in business development capacities for commercial and community banking. With the addition of these individuals to our existing personnel together with the other elements of our strategic plan, we have been able to produce significant growth in deposits and loans since the fourth quarter of 2000, while providing the infrastructure needed to support longer-term growth. Our salaries and employee benefits expense amounted to $3.5 million for the six months ended June 30, 2003, as compared to $2.3 million for the six months ended June 30, 2002, $5.1 million for 2002, $4.3 million for 2001 and $3.3 million for 2000.

     Occupancy expense increased $0.2 million or 39.0% to $0.5 million in the first six months of 2003 from $0.4 million in the first six months of 2002. Occupancy expense increased $0.2 million or 28.7% to $0.9 million in 2002 from $0.7 million in 2001 and $0.6 million in 2000. In the second quarter of 2003, we opened our Corona branch office. In 2002, our loan production office in Manhattan Beach was expanded into a larger facility to accommodate additional staff as our single-family coastal construction loan production increased. In addition, we established our SBA lending department in the fourth quarter of 2002. We also entered into new office leases in San Diego and Beverly Hills for the origination of SBA loans. Correspondingly, expenses related to furniture and fixtures increased $0.1 million or 27.3% in the six months ended June 30, 2003 as compared to the same period in 2002 and increased $0.2 million or 28.9% in 2002 as compared to 2001.

     Other non-interest expense was $2.4 million and $1.6 million for the six months ended June 30, 2003 and 2002, representing an increase of $0.8 million or 52.3%. Other non-interest expense amounted to $4.0 million, $2.7 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000. Other non-interest expenses increased $1.3 million or 49.8% in 2002 as compared to the same period in 2001. Other non-interest expenses increased over the periods presented due primarily to the implementation of our growth strategy. All categories of non-interest expense have increased including professional services, insurance, telephone and other overhead as the number of our employees have increased and the volume of loans and deposit production have increased. In particular, our marketing expense increased significantly from $0.3 million in the first six months of 2002 to $0.6 million in the first six months of 2003 and from $0.4 million in 2001 to $0.7 million in 2002 as we increased our advertising and promotional campaigns in our local communities. Also included in other non-interest expense in 2002 was the one-time conversion charge of $0.3 million paid to debenture holders relating to the inducement to convert the debentures into common stock.

     Income Taxes. A valuation allowance of $0.5 million was established in 1994 against the deferred tax asset resulting from significant losses of approximately $1.5 million incurred in 1994. This valuation allowance was attributable to the uncertainty of realizing the tax benefits associated with operating losses generated for income tax purposes. After reviewing the operating results and the significant increases in the loan and deposit portfolios, our management determined that it was appropriate to fully release the $0.5 million income tax valuation allowance in 2001 as it had become “more likely than not” that our performance could be sustained to the level that full recognition would be warranted.

     During the six months ended June 30, 2003, we provided $2.1 million in federal and state taxes, representing an effective tax rate of 40.9%. During 2002, we provided $2.1 million in federal and state taxes, representing an effective tax rate of 40.9%. During 2001, we had a tax benefit of $17,000 as a result of the release of the valuation allowance against deferred tax assets (without the release, we would have recognized an income tax provision of $0.5 million, which would have represented an effective tax rate of 40.2%). During 2000, we provided $0.4 million in federal and state taxes, representing an effective tax rate of 42.0%.

Financial Condition

     Assets. At June 30, 2003, our total assets amounted to $611.3 million as compared to $385.3 million at December 31, 2002 and $191.3 million at December 31, 2001. At June 30, 2003, our assets were comprised primarily of $391.7 million in gross loans and $179.1 million in investment securities. This represented an increase of $138.5 million or 54.7% in gross loans and $91.5 million or 104.5% in investment securities from December 31, 2002. This was partially offset by a decrease of $9.1 million in cash and cash equivalents (consisting of cash and due from banks and federal funds sold) between December 31, 2002 and June 30, 2003. At December 31, 2002, our assets were comprised primarily of $253.3 million in gross loans and $87.6 million in investment securities. This reflected an increase from $137.6 million in gross loans and $30.6 million in investment securities as of December 31, 2001.

     Investments. Our investment securities portfolio amounted to $179.1 million or 29.3% of total assets at June 30, 2003 as compared to $87.6 million or 22.7% of total assets at December 31, 2002 and $30.6 million or 16.0% of total assets at December 31, 2001. Investment securities consist of mortgage-backed securities, primarily mortgage participation certificates which are insured or guaranteed by U.S. Government agencies and government sponsored enterprises, and U.S. Government agency securities. The securities portfolio is comprised solely of securities classified as available-for-sale. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115 of the Financial Accounting Standards Board (“FASB”), investment securities classified as available-for-sale are carried at fair value and adjusted for amortization of premiums and accretions of discounts. The increase in the securities portfolio during the periods presented reflect our purchase of primarily U.S. Government agency mortgage-backed securities as a means of managing our liquidity and interest rate risk as well as increasing our earning assets to enhance returns.

     Beginning in early 2001, we began to implement an asset/liability management strategy that was built around the risk elements of interest rate, asset duration and funding risks. A component of this strategy was to deploy excess liquidity previously invested in federal funds into higher yielding mortgage-backed securities with shorter duration and higher cash flow components. We increased the investment portfolio accordingly, which enhanced our overall yields and better addressed the risk elements identified above. Due to declines in market rates of interest, we began to realize excessive prepayments on certain of our mortgage-backed security investments. As a result, we liquidated a portion of our securities prior to them experiencing significant market premium erosion, which sales generated gains on sale of investment securities. We subsequently reinvested the proceeds into investment securities carrying higher yields.

     Loans. We continue to recognize significant growth in our loan portfolio, as our gross loans increased during the first six months of 2003 by $138.5 million or 54.7% from $253.3 million at December 31, 2002 to $391.7 million at June 30, 2003. Our gross loans increased during 2002 by $115.7 million or 84.1% from $137.6 million at December 31, 2001 to $253.3 million at December 31, 2002. All the Bank’s loans, commitments, and commercial and standby letters of credit have been granted to customers in our market area, which includes the counties of Riverside, San Diego, San Bernardino, Los Angeles and Orange.

     At June 30, 2003 and December 31, 2002 and 2001, we held $1.1 million, $2.1 million and $4.5 million of loans held for sale. We currently sell substantially all of the permanent single-family residential loans we originate. Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated market value. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales are recognized at the time of sale and are determined by the difference between the net proceeds and the carrying value of the loans sold. Gains and losses on sales of loans are included in non-interest income.

     Allowance for Loan Losses. The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan losses which is charged to expense and reduced by charge-offs, net of recoveries.

     At June 30, 2003, our allowance for loan losses totaled $4.8 million as compared to $3.0 million at December 31, 2002 and $1.5 million at December 31, 2001. Although many of the loans in our loan portfolio are relatively unseasoned, the quality of our loan portfolio compares favorably to our peer group. We sustained no charge-offs in the first six months of 2003, $74,000 in net charge-offs or 0.04% of total average loans in 2002, and $107,000 in net charge-offs or 0.11% of total average loans in 2001. The continued growth of our loan portfolio (including specifically the growth in residential construction and commercial loans) necessitated provisions to the allowance for loan losses amounting to $1.8 million and $0.5 million for the six months ended June 30, 2003 and 2002 and $1.4 million and $0.8 million for the years ended December 31, 2002 and 2001. The allowance for loan losses amounted to 1.2% of gross loans at June 30, 2003 and December 31, 2002 and 1.1% of gross loans at December 31, 2001.

     The provisions of FASB’s SFAS No. 114 and SFAS No. 118 permit the valuation allowance for loan losses to be determined on a loan-by-loan basis or by aggregating loans with similar risk characteristics. The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual and troubled debt restructured loans.

     Nonperforming Assets. At June 30, 2003 and December 31, 2002 and 2001, we had $0.1 million, $0 and $0 of non-performing loans. The Bank had no real estate owned at June 30, 2003 or December 31, 2002 or 2001.

     Deposits. Deposits represent the Bank’s primary source of funds for the Bank’s lending and investing activities. At June 30, 2003, deposits totaled $433.8 million as compared to $287.5 million and $159.4 million at December 31, 2002 and 2001. At June 30, 2003, the Bank increased its deposits by $146.2 million or 50.9% as compared to December 31, 2002. This increase was primarily due to an increase of $57.2 million or 58.7% in money market accounts and $69.8 million or 72.7% in time certificates of deposit. At December 31, 2002, the Bank increased its deposits by $128.1 million or 80.4% as compared to December 31, 2001, primarily due to an increase of $77.5 million or 388.0% in money market accounts. The Bank is primarily focused on increasing its core deposit accounts.

     At June 30, 2003, the composition of our average deposit portfolio was 18% in non-interest bearing deposits, 47% in money market, NOW and savings deposits and 35% in time certificates of deposit, while the composition was 26%, 41%, and 33% at December 31, 2002 and 31%, 32% and 37% at December 31, 2001.

     Borrowings. At June 30, 2003, FHLB advances amounted to $125.0 million as compared to $45.0 million at December 31, 2002 and $3.0 million at December 31, 2001. The increase in FHLB advances was part of our strategic plan to fund the growth of earning assets, in part, with cost-effective borrowings. At June 30, 2003, our FHLB advances had a weighted average interest rate of 1.38% and maturities ranging from 2003 to 2005.

     During 2002, we obtained a $5.0 million line of credit from a correspondent financial institution which we increased to $10.0 million during the six months ended June 30, 2003. At June 30, 2003, we had drawn $5.0 million from the line of credit. The funds were drawn and held by us as working capital. The line of credit bears interest at a floating rate and matures in June 2004. As of June 30, 2003, the interest rate on the line of credit was 4.50%. Interest is due quarterly. The line is secured by all of the issued and outstanding common stock of the Bank. As discussed in “Use of Proceeds,” contemporaneously with the closing of this offering, we will repay the amounts outstanding under the line of credit and terminate both the line of credit and the pledge of the Bank common stock.

     In December 2002 and December 2001, we issued trust preferred securities of $5.0 million and $12.0 million. Additionally, in December 2002, we issued $5.0 million in subordinated debt which bears a floating rate of interest of 3.05% over the three month LIBOR and has a fifteen-year maturity with quarterly interest payments. The initial rate was set at 4.45%. As of June 30, 2003, the rate had reset to 4.34%.

     The Bank has undrawn unsecured lines of credit with five other correspondent banks totaling $33.0 million at June 30, 2003. Additionally, the Bank has a borrowing line at the FHLB of San Francisco totaling $213.5 million at June 30, 2003, representing 35% of the total assets of the Bank, of which $125.0 million was outstanding as of such date.

     Stockholders’ Equity. At June 30, 2003 and December 31, 2002 and 2001, our stockholders’ equity amounted to $21.5 million, $20.0 million and $10.5 million. The increase in stockholders’ equity during the six months ended June 30, 2003 was due primarily to the $3.1 million of net income recognized during the period, which was partially offset by common stock repurchases and dividends paid on our Series A Preferred Stock. The increase in stockholders’ equity during the year ended December 31, 2002 was due primarily to the $3.0 million of net income recognized during the year, the conversion of $3.5 million of debentures to common stock and the issuance of $2.5 million of Series A Preferred Stock.

Liquidity

     We rely on asset/liability management to assure adequate liquidity and to maintain an appropriate balance between interest sensitive-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers. Typical demands on liquidity are deposit run-off from demand deposits and savings accounts, maturing time deposits, which are not renewed, and anticipated funding under credit commitments to customers. Interest rate sensitivity management seeks to avoid fluctuating interest margins to enhance consistent growth of net interest income through periods of changing interest rates.

     The Bank’s Asset/Liability Management Committee manages our liquidity position, the parameters of which are approved by the board of directors. The liquidity position of the Bank is monitored daily. The Bank’s loan to deposit and borrowing ratio was 70.3%, 74.7% and 84.7% as of June 30, 2003 and December 31, 2002 and 2001.

     Management believes the level of liquid assets is sufficient to meet current and anticipated funding needs. Liquid assets (which are comprised of cash, Federal funds sold, and excess investments and loans pledged to the FHLB) represent approximately 10.4% of total assets at June 30, 2003, 18.1% of total assets at December 31, 2002 and 11.4% of total assets at December 31, 2001. The liquidity contingency process outlines authorities and a reasonable course of action in case of unexpected liquidity needs. At June 30, 2003, we had a $10.0 million line of credit, $5.0 million of which was drawn. The line of credit is secured by all of the Bank’s common stock. Contemporaneously with the closing of the offering, we will repay the amounts outstanding under the line of credit and terminate both the line of credit and the pledge of the Bank common stock. At June 30, 2003, the Bank had undrawn borrowing lines with five correspondent banks totaling $33.0 million, as well as a line of credit with the FHLB of San Francisco allowing the Bank to borrow up to 35% of its total assets as of June 30, 2003, of which $125.0 million was outstanding as of such date. All of the correspondent bank lines are unsecured. The FHLB advance line is collateralized by investment securities and/or eligible loans. At June 30, 2003, the Bank had approximately $53.2 million of loans pledged to secure FHLB borrowings.

Capital Resources

     We do not have any significant commitments for capital expenditures. The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined).

     As of the most recent formal notification from the FDIC, the Bank was categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” the Bank must maintain minimum capital ratios as set forth in the table below. The following table also sets forth our actual regulatory capital amounts and ratios and the Bank’s actual regulatory capital amounts and ratios.

     At June 30, 2003, the Bank’s leverage capital amounted to $47.5 million. As a result, the Bank exceeded the capital levels required to be considered “well capitalized” at that date. Pursuant to regulatory guidelines under prompt corrective action rules, a bank must have total risk-based capital of 10% or greater, Tier 1 capital of 6% or greater and a leverage ratio of 5% or greater to be considered “well capitalized.” At June 30, 2003, the Bank’s total risk-based capital, Tier 1 capital and leverage ratios were 12.0%, 10.9% and 9.0%. On a consolidated basis, we have similar ratios. The minimum ratios that we must meet are total risk-based capital of 8%, Tier 1 capital of 4% and a leverage ratio of 4%. At June 30, 2003, our total risk-based capital, Tier 1 and leverage ratios were 11.1%, 6.6% and 5.4%.

			Capital Needed

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual Regulatory		Adequacy Purposes		Action Provisions

	Capital		Capital		Capital
	Amount	Ratio	Amount	Ratio	Amount	Ratio

	(Dollars in Thousands)
As of June 30, 2003
Total capital to risk-weighted assets:
Bank	$52,232	12.0%	$34,694	8.0%	$43,367	10.0%
Company	48,275	11.1	34,797	8.0	N/A	N/A
Tier 1 capital to risk-weighted assets:
Bank	47,465	10.9	17,347	4.0	26,020	6.0
Company	28,696	6.6	17,399	4.0	N/A	N/A
Tier 1 capital to average assets:
Bank	47,465	9.0	21,223	4.0	26,529	5.0
Company	28,696	5.4	21,278	4.0	N/A	N/A

As of December 31, 2002
Total capital to risk-weighted assets:
Bank	41,789	15.0	22,364	8.0	27,955	10.0
Company	44,838	16.0	22,454	8.0	N/A	N/A
Tier 1 capital to risk-weighted assets:
Bank	38,786	13.9	11,182	4.0	16,773	6.0
Company	26,452	9.4	11,227	4.0	N/A	N/A
Tier 1 capital to average assets:
Bank	38,786	11.6	13,353	4.0	16,691	5.0
Company	26,452	7.9	13,412	4.0	N/A	N/A

As of December 31, 2001
Total capital to risk-weighted assets:
Bank	23,020	16.1	11,439	8.0	14,299	10.0
Company	27,510	19.1	11,521	8.0	N/A	N/A
Tier 1 capital to risk-weighted assets:
Bank	21,570	15.1	5,720	4.0	8,579	6.0
Company	13,807	9.6	5,761	4.0	N/A	N/A
Tier 1 capital to average assets:
Bank	21,570	12.5	6,887	4.0	8,608	5.0
Company	13,807	8.0	6,887	4.0	N/A	N/A

Asset/Liability Management

     We earn income principally from the differential or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. We, like other financial institutions, are subject to interest rate risk to the degree that our interest-earning assets reprice differently than our interest-bearing liabilities. Our primary objective in managing interest rate risk is to minimize the adverse impact of changes in interest rates on our net interest income and capital, while maintaining an asset-liability balance sheet mix that produces the most effective and efficient returns.

     Generally, when rate-sensitive assets exceed rate-sensitive liabilities, a company’s net interest margin is expected to be positively impacted during periods of increasing interest rates and negatively impacted during periods of decreasing interest rates. When rate-sensitive liabilities exceed rate-sensitive assets generally a company’s net interest margin will be negatively affected during periods of increasing interest rates and positively affected during periods of decreasing interest rates. However, because interest rates for different asset and liability products offered by depository institutions respond in a different manner, both in terms of responsiveness as well as the extent of the responsiveness to changes in the interest rate environment, the interest rate sensitivity gap is only a general indicator of interest rate sensitivity.

     We concentrate on a core customer base with enhanced relationships crossing over multiple deposit and loan product lines. Within our average deposit portfolio, at June 30, 2003, approximately 18% of our deposits are in non-interest-bearing demand accounts and 47% are in interest-bearing savings products. Although the savings products are interest-bearing, their long-term nature make them less interest rate sensitive. The remaining 35% of our deposit portfolio is comprised of time certificates of deposit that have rates fixed to maturity. We do not offer variable-rate certificates of deposit. We have, on average, approximately 95% of all deposits classified as “core” deposits and only 5% considered “non-core.” Non-core deposits are defined by us as those in denominations over $100,000 for which the customer has no other products or accounts with us. As a result, we have been extremely successful in retaining time certificates of deposit as they mature and reprice into the current interest rate environment.

     Within our loan portfolio, variable-rate loans are typically structured with floor rates which protect us from interest rate risk in a declining rate environment. Due to the current low interest rate environment, many of our loans have reached their floor rates, and this feature, combined with the fixed-rate portion of the portfolio, have allowed us to substantially mitigate the compression of net interest margins that traditionally accompanies a declining interest rate scenario. For the six months ended June 30, 2003, we maintained a net interest margin of 4.7% which reflects a decrease of 90 basis points from our net interest margin of 5.6% for the six months ended June 30, 2002 in spite of a continued reduction in market interest rates over that timeframe.

     The table below sets forth information concerning the interest rate sensitivity of our consolidated assets and liabilities as of June 30, 2003. Assets and liabilities are classified by the earliest possible repricing date or maturity date, whichever comes first.

		Over	Over
	Three	Three	One		Non-
	Months	Through	Through	Over	interest
	or Less	12 Months	Five Years	Five Years	Bearing	Total

	(Dollars in Thousands)
Assets:
Federal funds sold	$11,000	$—	$—	$—	$—	$11,000
Investment securities	—	—	—	179,054	—	179,054
Other investments	—	—	—	6,520	—	6,520
Gross loans	290,040	9,409	31,141	61,122	—	391,712
Non-interest-earning assets	—	—	—	—	23,008	23,008

Total assets	$301,040	$9,409	$31,141	$246,696	$23,008	$611,294

Liabilities and stockholders’ equity:
Non-interest-bearing deposits	$—	$—	$—	$—	$78,496	$78,496
Interest-bearing deposits	191,129	118,941	45,187	—	—	355,257
FHLB advances	40,000	65,000	20,000	—	—	125,000
Subordinated debt	—	—	—	5,000	—	5,000
Trust preferred securities	—	—	—	17,000	—	17,000
Other borrowings	—	5,000	—	—	—	5,000
Other liabilities	—	—	—	—	4,017	4,017
Stockholders’ equity	—	—	—	—	21,524	21,524

Total liabilities and stockholders’ equity	$231,129	$188,941	$65,187	$22,000	$104,037	$611,294

Interest rate sensitivity gap	$69,911	$(179,532)	$(34,046)	$224,696	$(81,029)

Cumulative interest rate sensitivity gap	$69,911	$(109,621)	$(143,667)	$81,029

     Interest rate sensitivity varies with different types of interest-earning assets and interest-bearing liabilities. The Bank intends to maintain interest-earning assets, comprised primarily of both loans and investments, and interest-bearing liabilities, comprised primarily of deposits, maturing or repricing in similar time horizons in order to minimize or eliminate any impact from interest rate changes.

     Notwithstanding the foregoing, a sudden and substantial increase or decrease in interest rates may adversely impact our income to the extent that the interest rates associated with our assets and liabilities do not change at the same speed, to the same extent, or on the same basis. We have adopted formal policies and practices to monitor our interest rate risk exposure. As a part of our risk management practices, we use the Economic Value of Equity (“EVE”) or Earnings at Risk (“EAR”) to monitor our interest rate risk.

     Our overall goal is to minimize the adverse impact of immediate incremental changes in market interest rates (rate shock) on EVE and EAR. EVE is defined as the present value of our assets, minus the present value of our liabilities. EAR is defined as net interest income, which is interest income less interest expense. The attainment of this goal requires a balance between profitability, liquidity and interest rate risk exposure. To minimize the adverse impact of changes in market interest rates, the Bank simulates the effect of instantaneous interest rate changes on EVE at period end and EAR over a one year horizon.

     The table below shows the estimated impact of changes in interest rates on EVE and EAR on June 30, 2003, assuming shifts of 100 to 200 basis points in both directions (In thousands):

	Economic Value of Equity		Earnings at Risk

Simulated	Cumulative Dollar	Percentage	Cumulative Dollar	Percentage
Rate Changes	Change	Change	Change	Change

+ 200	(12,541)	(19.54)	739	2.92
+ 100	(5,433)	(8.47)	23	0.09
- 100	(5,419)	(8.45)	(1,003)	(3.96)
- 200	(6,792)	(10.58)	(3,753)	(14.81)

     The amount and percentage changes represent the cumulative dollar and percentage change in each rate change scenario from the base case. These estimates are based upon a number of assumptions, including the nature and timing of interest rate levels including yield curve, prepayments on loans and securities, pricing strategies on loans and deposits, replacement of asset and liability cashflows, and other assumptions. While the assumptions used are based on current economic and local market conditions, there is no assurance as to the predictive nature of these conditions including how customer preferences or competitor influences might change.

     At June 30, 2003, our estimated changes in EVE and EAR were within the ranges established by our board of directors.

Inflation and Changing Prices

     Our Consolidated Financial Statements and related data presented in this prospectus have been prepared in accordance with accounting principles generally accepted in the U.S., which require the measurement of financial position and operating results in terms of historical dollars (except with respect to securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Recent Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for the cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring),” which recognized a liability for an exit cost at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that the initial measurement of a liability be at fair value. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial condition or operating results.

     In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions,” which requires that most financial services companies subject their intangible assets to an annual impairment test instead of being amortized. SFAS No. 147 applies to all new and past financial institution acquisitions, including branch acquisitions that qualify as acquisitions of a business, but excluding acquisitions between mutual institutions. All acquisitions within the scope of the new statement will now be governed by the requirements of SFAS Nos. 141 and 142. Certain provisions of SFAS No. 147 were effective on October 1, 2002, while other provisions are effective for acquisitions on or after October 1, 2002. The adoption of SFAS No. 147 did not have a material impact on our financial condition or operating results.

     In December 2002, the FASB issued SAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” an amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board (“APB”) Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on our financial condition or operating results.

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the financial condition or operating results.

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial condition or operating results.

BUSINESS

General

     Since the hiring of our president and chief executive officer in October 2000, we have experienced significant growth due to the execution of our strategic business plan which emphasizes growth through the expansion of our lending products and deposit services. As we have implemented our growth strategy, we have added additional executive management personnel with developed business banking and service skills, concentrating on a sales and service approach to our banking business. Our new management team has focused its efforts into developing a customer-oriented service philosophy, while expanding our lending products by creating various specialty lending groups. We are focused on providing relationship banking services to the following markets: (i) the Inland Empire region of Southern California, which primarily includes San Bernardino and Riverside counties, (ii) the coastal communities surrounding Los Angeles, California and (iii) the San Gabriel Valley region of Los Angeles. We have targeted these markets because of our experience and knowledge of, as well as the anticipated continued growth and potential for development in, these markets.

     During the last two years, the Bank has emphasized the growth of its commercial loan portfolio and has augmented its traditional commercial and residential loans and services with several specialty lending and depository services.

•	In 2001, the Bank began originating higher-end market single-family construction loans within the coastal community of Los Angeles County, California (primarily Manhattan Beach, Hermosa Beach, Palos Verdes and Redondo Beach) where we believe we have significant market share. These types of construction loans typically range from $0.8 million to $2.5 million. The Bank’s single-family residential coastal construction loans amounted to $144.4 million at June 30, 2003 and $89.5 million at December 31, 2002.

•	In 2002, the Bank began originating single-family residential tract construction loans secured by newly constructed entry level homes. These loans are primarily originated within the Inland Empire of Southern California. These types of construction loans typically range from $3.0 million to $7.5 million. The Bank’s single-family residential tract construction loans amounted to $63.7 million at June 30, 2003 and $14.2 million at December 31, 2002.

•	In 2002, the Bank also began originating SBA loans and religious loans, which are comprised of loans to churches and private schools, throughout its market area. SBA loans amounted to $5.4 million at June 30, 2003 and $3.5 million at December 31, 2002. Religious loans amounted to $6.0 million at June 30, 2003. We did not have any outstanding religious loans at December 31, 2002.

•	In 2003, the Bank began offering private banking services targeted to high-income individuals in the coastal communities surrounding Los Angeles.

•	In the third quarter of 2003, the Bank established a new income property lending division to service the growing commercial and apartment building market in Southern California.

•	In order to expand the Bank’s core deposit franchise, the Bank has focused on introducing additional products and services to obtain money market and time deposits by bundling them with other consumer services. Business deposits have been pursued by offering an expanded courier network, by introduction of cash management products and by specific targeting of small business customers. The Bank’s core deposit franchise has been built around the community banking system, which has resulted in deposit growth of 50.9% for the six months ended June 30, 2003 and 80.4% for the year ended December 31, 2002. At June 30, 2003, consolidated total deposits amounted to $433.8 million and non-interest bearing demand deposits amounted to $78.5 million.

     Each of the Bank’s specialty lending groups and depository services bring diversity to the Bank’s existing product lines, offering its customers greater flexibility while providing additional opportunities for the Bank to serve new customers in the community. The Bank’s total loan growth amounted to 54.7% for the six months ended June 30, 2003 and 84.1% for the year ended December 31, 2002.

Lending Activities

     General. At June 30, 2003, the Bank’s net loan portfolio totaled $386.9 million, representing approximately 63.3% of the Bank’s total assets at that date. The Bank’s principal lending activity is the origination of residential real estate construction loans. At June 30, 2003, residential real estate construction loans amounted to $208.2 million or 52.8% of the Bank’s total loan portfolio. At June 30, 2003, commercial real estate loans amounted to $101.5 million or 25.8% of the Bank’s total loan portfolio and commercial business loans amounted to $30.6 million or 7.8% of the Bank’s total loan portfolio. Although the Bank does not emphasize the origination of permanent single-family residential loans or consumer loans, the Bank does originate such loans as an accommodation to its customers. Substantially all permanent single-family residential loans originated by the Bank are originated and sold on behalf of third parties in order to generate fee income. At June 30, 2003, single-family residential and installment loans amounted to $40.1 million and $4.5 million or 10.2% and 1.1% of the Bank’s total loan portfolio.

     The types of loans that the Bank may originate are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by its competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the Federal Reserve Board, legislative and tax policies, and governmental budgetary matters.

     The following table sets forth the amount of loans outstanding at the dates indicated.

			December 31,
	June 30, 2003
			2002		2001
	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
Commercial and industrial (1)	$30,639	7.8%	$19,232	7.6%	$20,219	14.7%
Real estate construction (2)	216,314	55.0	110,212	43.4	33,254	24.1
Real estate mortgage:
Commercial	101,542	25.8	93,122	36.7	52,458	38.0
Residential	39,009	9.9	23,480	9.3	19,063	13.8
Installment loans to individuals	4,529	1.2	5,659	2.2	8,318	6.0
Loans held for sale	1,135	0.3	2,112	0.8	4,471	3.3
All other loans (including overdrafts)	23	—	60	—	184	0.1

	393,191	100.0%	253,877	100.0%	137,967	100.0%

Less:
Unearned income	(1,479)		(626)		(389)
Allowance for possible loan losses	(4,766)		(3,003)		1,450)

Total net loans	$386,946		$250,248		$136,128

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31,

	2000		1999		1998
	Amount	Percent	Amount	Percent	Amount	Percent

	(Dollars in Thousands)
Commercial and industrial (1)	$10,665	13.3%	$14,671	17.0%	$15,135	17.0%
Real estate construction (2)	5,588	7.0	6,602	7.6	3,825	4.3
Real estate mortgage:
Commercial	40,099	50.1	36,181	41.8	34,874	39.1
Residential	11,192	14.0	9,189	10.6	8,327	9.3
Installment loans to individuals	12,049	15.1	18,852	21.8	24,835	27.8
Loans held for sale	235	0.3	835	1.0	2,178	2.4
All other loans (including overdrafts)	180	0.2	170	0.2	92	0.1

	80,008	100.0%	86,500	100.0%	89,266	100.0%

Less:
Unearned income	(484)		(783)		(1,333)
Allowance for possible loan losses	(784)		(764)		(686)

Total net loans	$78,740		$84,953		$87,247

(1)	Includes SBA loans.

(2)	Consists primarily of single-family residential construction loans, including tract and coastal loans.

     Origination of Loans. The Bank’s lending activities are subject to the written underwriting standards and loan origination procedures established by the board of directors and management. Loan originations are obtained through a variety of sources, primarily consisting of referrals from real estate brokers, developers, builders and existing customers. Written loan applications are taken by one of the Bank’s loan officers. The loan officer also supervises the procurement of credit reports, appraisals and other documentation involved with a loan. The Bank obtains independent outside appraisals on substantially all of the loans that it makes. Under the Bank’s lending policy, a title policy generally must be obtained for each real estate loan.

     The Bank’s loan approval process is intended to assess the borrower’s ability to repay the loan, the viability of the loan and the adequacy of the value of the property that will secure the loan. Loans in excess of $1.2 million must be approved by the Bank’s loan committee or board of directors.

     Maturity of Loan Portfolio. The following table shows the maturities and sensitivities to changes in interest rates on loans outstanding, net of loan fees, at June 30, 2003.

	Maturing

	Within	One to	After Five
	One Year	Five Years	Years	Total

	(Dollars in Thousands)
Commercial and industrial	$13,706	$13,049	$3,769	$30,524
Real estate construction	207,815	7,685	—	215,500
Real estate mortgage
Commercial	9,262	24,608	67,290	101,160
Residential	23,729	4,149	10,980	38,858
Held for sale	—	—	1,135	1,135
Installment loans to individuals	2,359	1,619	534	4,512
All other loans	23	—	—	23

Total	$256,894	$51,110	$83,708	$391,712

Loans with predetermined interest rates	$9,057	$21,226	$38,839	$69,122
Loans with floating or adjustable interest rates	247,837	29,884	44,869	322,590

Total	$256,894	$51,110	$83,708	$391,712

     Residential Real Estate Construction Loans. Residential real estate construction loans are loans to individuals and developers for the construction of single-family residences, condominiums and townhouses and residential developments. The Bank began to emphasize the origination of residential real estate construction loans in 2001 as part of the Bank’s strategy to diversify its loan portfolio and to participate in the strong residential real estate market in Southern California. In order to implement the Bank’s lending strategy of serving residential construction customers, the Bank formed a new business development team consisting of experienced loan officers and established procedures for originating such loans. As a result of management’s efforts, these types of loans have become its primary lending activity. At June 30, 2003, $208.2 million, or 52.8% of the Bank’s total loan portfolio consisted of residential construction loans compared to $5.6 million or 7.0% of the Bank’s total loan portfolio at December 31, 2000.

     The Bank’s residential real estate construction loans include single-family coastal real estate construction (“SFC”) and single-family tract real estate construction (“SFT”) loans. SFC is a specialty lending program targeting high-end single-family homes located along the coastal communities of Southern California, particularly Manhattan Beach, Hermosa Beach, Palos Verdes and Redondo Beach.

Loan commitment amounts for SFC loans typically range from $0.8 million to $2.5 million with an average loan commitment of $1.2 million at June 30, 2003. SFC loans outstanding totaled $144.4 million at June 30, 2003 or 69.4% of total residential construction loans as of such date. At June 30, 2003, the average SFC loan had an outstanding principal balance of $0.7 million. The Bank will originate SFC loans whether or not the property is under contract for sale.

     SFT is a specialty lending program targeting single-family tract real estate construction of entry level units primarily within the Inland Empire of Southern California. Loan commitment amounts for SFT loans typically range from $3.0 million to $7.5 million with an average loan commitment of $4.0 million at June 30, 2003. SFT loans outstanding totaled $63.7 million at June 30, 2003 or 30.6% of total residential construction loans as of such date. At June 30, 2003, the average SFT loan had an outstanding principal balance of $1.5 million.

     The loan-to-value ratio, maturity and other provisions of the loans made by us generally have reflected the Bank’s policy of making less than the maximum loan permissible under applicable regulations, in accordance with sound lending practices, market conditions and the Bank’s underwriting standards. The Bank’s current lending policy on residential real estate construction loans generally limits the maximum loan-to-value ratio to 80% of the appraised value of the property for loans to individuals and 75% of the appraised market value of the project for loans to developers, provided that the loan does not exceed 85% of total costs to complete the project. The minimum cash equity required for an individual construction loan is 15%. The minimum cash equity required for a developer loan is 15% of total costs, with up to 50% of appreciated land equity being considered as cash equity provided certain conditions are met. In addition, for loans to tract developers, the loan to discounted cash flow or bulk sale value generally may not exceed 85%. Development plans are required from both individuals and developers prior to making the loan. The Bank’s loan officers are required to personally visit the proposed site of the development and the sites of competing developments. The Bank requires that developers maintain adequate insurance coverage. While maturity dates for residential construction loans are largely a function of the estimated construction period of the project, loans to an individual generally do not exceed one year while loans to developers generally do not exceed 18 months. Substantially all of the Bank’s residential construction loans have adjustable rates of interest based on the Wall Street Journal Prime Rate and during the term of construction, the accumulated interest is added to the principal of the loan through an interest reserve.

     Construction lending involves additional risks when compared with permanent residential lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. The Bank attempts to mitigate the risks associated with the Bank’s residential construction lending by lending to experienced builders and borrowers within the Bank’s market area and closely monitoring the construction progress as well as market conditions.

     Commercial Real Estate Loans. Commercial real estate loans are loans made to individuals or businesses for various purposes which are secured by commercial real estate. The Bank’s commercial real estate loans consist primarily of loans secured by land, commercial and multi-family residential property, churches and private schools. Substantially all of the Bank’s commercial real estate loans are secured by properties located within the Bank’s market area. At June 30, 2003, the Bank’s commercial real estate loans amounted to $101.5 million or 25.8% of the Bank’s total loan portfolio compared to $40.1 million or 50.1% of the Bank’s total loan portfolio at December 31, 2000.

     The Bank’s commercial real estate loans are generally written to a maximum loan-to-value ratio of 75%. The terms of each commercial real estate loan are negotiated on a case-by-case basis, although these loans are generally structured as three-to-ten year balloon loans with either fixed rates or variable rates tied to the prime rate or Constant Maturity Treasury rate with a 15- to 25-year amortization schedule. In determining whether to make a commercial real estate loan, the Bank considers the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. The Bank has generally required that the properties securing these commercial real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of 1.25:1.00x. The Bank requires written appraisals prepared by a certified independent appraiser of all properties securing commercial real estate loans greater than $250,000.

     The commercial real estate loans include religious loans and loans for income properties. The religious loans are a specialty lending program targeting churches and private school financing. We anticipate significantly increasing the origination of these types of loans. At June 30, 2003, religious loans amounted to $6.0 million or 5.9% of the Bank’s total commercial real estate loans.

     Commercial real estate loans generally have interest rates that are higher than interest rates on residential loans because they usually involve a higher degree of risk than loans secured by residential property. Such lending typically involves large loan balances concentrated in a single borrower or groups of related borrowers for rental or business properties. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the success of the operation of the related project and thus is typically affected by adverse conditions in the real estate market and in the economy. The Bank generally attempts to mitigate the risks associated with the Bank’s commercial real estate lending by, among other things, lending primarily to established businesses in the Bank’s market area with existing operating performance which can be analyzed, obtaining personal guarantees from the principals of the borrower and periodically monitoring the operation and physical condition of the collateral.

     Residential Real Estate. The Bank’s single-family residential real estate loans generally consist of non-permanent single-family residential loans. The permanent single-family residential loans originated by the Bank are generally made on terms, conditions and documentation that permit the sale of such loans to Freddie Mac, Fannie Mae and other institutional investors in the secondary market. The Bank originates and warehouses loans to sell in the secondary market. The Bank has been brokering conforming permanent single-family residential loans to third parties in order to generate fee income. During the six months ended June 30, 2003, the Bank brokered $9.8 million of these residential loans to third parties. At June 30, 2003, $40.1 million or 10.2% of the Bank’s total loan portfolio consisted of single-family residential real estate loans compared to $11.2 million or 14.0% of the Bank’s total loan portfolio at December 31, 2000.

     Commercial Business Loans. The commercial and industrial loans that the Bank originates include lines of credit, term loans and letters of credit. These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investment. Depending on the collateral pledged to secure the extension of credit, maximum loan-to-value ratios are generally 90% or less. Loan terms vary from one to seven years. The interest rates on such loans are generally floating rates indexed to the Wall Street Journal Prime Rate, plus a margin. Commercial and industrial loans typically have shorter maturity terms and higher interest spreads than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. The Bank’s business customers are typically small- to medium-sized, privately-held companies with local or regional businesses that operate in the Bank’s market area. At June 30, 2003, $30.6 million or 7.8% of the Bank’s total loan portfolio consisted of commercial business loans compared to $10.7 million or 13.3% of the Bank’s total loan portfolio at December 31, 2000.

     Beginning in late 2002, the Bank began offering SBA loans as an extension of its commercial business loan products. SBA loans are generally made pursuant to a federal government program designed to assist small businesses in obtaining financing. The federal government partially guarantees SBA loans as an incentive for financial institutions to make loans to small businesses. SBA loans are funded by the Bank, which then generally sells the portion of the loan guaranteed by the SBA (generally 70% to 85% of the total loan amount, depending on the purpose and term of the loan). When a SBA loan is sold, the Bank retains the non-guaranteed portion of that loan and the right to service the loan. At June 30, 2003, SBA loans amounted to $5.4 million or 17.6% of total commercial business loans.

     Repayment of our commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Our commercial business loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

     Consumer and Installment Loans. The Bank originates consumer and installment loans in order to accommodate its local customers and to meet the needs of the community. The consumer loans offered by the Bank consist primarily of home improvement loans, automobile loans, recreational vehicle loans, boat loans and other miscellaneous loans. As part of its lending strategy, the Bank has recently decreased its emphasis on the origination of consumer loans. At June 30, 2003, $4.5 million or 1.2% of the Bank’s total loan portfolio consisted of consumer loans compared to $12.0 million or 15.1% of its total loan portfolio at December 31, 2000.

     Consumer loans generally have shorter terms and higher interest rates than real estate loans, but generally entail greater credit risk than residential mortgage loans, particularly those loans secured by assets that depreciate rapidly, such as automobiles, boats and recreational vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the fluctuating demand for used automobiles.

Investment Activities

     We have increased our investment securities portfolio since December 31, 2000 primarily through the purchase of mortgage-backed securities, which are typically insured or guaranteed by U.S. Government agencies and government sponsored enterprises. Our securities portfolio amounted to $179.1 million or 29.3% of total assets at June 30, 2003 as compared to $87.6 million or 22.7% of total assets at December 31, 2002 and $30.6 million or 16.0% of total assets at December 31, 2001. The increase in investment securities is part of management’s strategy of augmenting earning assets to generate greater yields. We have determined that since our securities may be sold prior to maturity because of interest rate changes, liquidity needs, or to better match the repricing characteristics of funding sources, our entire portfolio is classified as available-for-sale and are carried at fair market value.

     The following table shows the book value of our portfolio of investment securities as of the dates indicated below.

	June 30,	December 31,

	2003	2002	2001	2000

	(Dollars in Thousands)
U.S. agency securities	$20,082	$—	$8,547	$5,520
Mortgage-backed securities	158,972	87,553	22,003	7

Total securities	$179,054	$87,553	$30,550	$5,527

     At June 30, 2003, the contractual maturity of all of our investment securities was in excess of 10 years and had a weighted average yield of 4.9% for the six months ended June 30, 2003. The actual maturity of mortgage-backed securities may be less than their stated maturities due to prepayments of the underlying mortgages.

     Proceeds from sales of mortgage-backed securities during the six months ended June 30, 2003 and the years ended December 31, 2002 and 2001 were $176.8 million, $137.4 million and $0 million, respectively. Gross gains on the sales during the respective periods were $1.6 million, $1.3 million and $0, respectively. Included in stockholders’ equity at June 30, 2003 is $39,000 of net unrealized losses, net of tax benefits, on investment securities classified as available-for-sale.

     All of our investment securities as of June 30, 2003 were pledged to secure public monies as required by law, Treasury, tax and loan deposits and FHLB advances.

Asset Quality

     Loan Delinquencies. When a borrower fails to make a required payment on a loan, the Bank attempts to cure the deficiency by contacting the borrower and seeking payment. Contacts are generally made following the 10th day after a payment is due, at which time a late payment is generally assessed. In most cases, deficiencies are cured promptly. If a delinquency extends beyond 10 days, the loan and payment history is reviewed and efforts are made to collect the loan. While the Bank generally prefers to work with borrowers to resolve these problems, when the account becomes 90 days delinquent, the Bank generally will institute foreclosure or other proceedings, as necessary, to minimize any potential loss.

     Non-Performing Assets. Non-performing loans are defined as accruing loans more than 90 days past due and non-accrual loans. Non-performing assets are defined as non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof. Renegotiated loans are defined as loans which the Bank has agreed to modify by accepting below market terms either by granting interest rate concessions or by deferring principal and/or interest payments.

     Loans on which the accrual of interest has been discontinued are designated as non-accrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on non-accrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on non-accrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

     The following table sets forth the amounts and categories of our non-performing assets at the dates indicated. We did not have any real estate owned as of June 30, 2003 or December 31, 2002, 2001, 2000. We had $0.3 million in real estate owned at December 31, 1999 and 1998.

		December 31,
	June 30,
	2003	2002	2001	2000	1999	1998

	(Dollars in Thousands)
Accruing Loans More than 90 Days Past Due:
Aggregate loan amounts
Commercial, financial and agricultural	$—	$—	$—	$—	$—	$—
Real estate	—	—	—	—	—	—
Installment loans to individuals	—	—	—	25	14	1

Total loans past due more than 90 days	—	—	—	25	14	1
Renegotiated loans	—	—	—	—	—	—
Non-accrual loans:
Aggregate loan amounts
Commercial, financial and agricultural	37	—	—	131	269	114
Real estate	111	—	—	176	226	—
Installment loans to individuals	—	—	—	—	—	—

Total non-accrual loans	148	—	—	307	495	114

Total non-performing loans	$148	$—	$—	$332	$509	$115

     Classified Assets. Our policy is to review each loan in the portfolio to identify problem credits. In addition, as an integral part of their regular examination of us, the bank regulatory agencies also identify problem loans. There are three classifications for problem loans: “substandard,” “doubtful,” and “loss.” Substandard loans have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. Doubtful loans have the weaknesses of substandard loans with the additional characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, questionable. A loan classified loss is considered uncollectible and of such little value that the continuance as an asset of the institution is not warranted. Another category designated “special mention” is maintained for loans which do not currently expose us to a sufficient degree of risk to warrant classification as substandard, doubtful or loss but do possess credit deficiencies or potential weaknesses deserving management’s close attention.

     As of June 30, 2003, our classified assets consisted of $1.0 million of loans classified as substandard. This compares with $1.8 million of substandard loans at December 31, 2002 and $2.5 million of substandard loans at December 31, 2001. In addition, at June 30, 2003, we had $3.2 million of loans classified as special mention, as compared to $3.1 million at December 31, 2002 and $1.9 million at December 31, 2001.

     With the exception of these classified and special mention loans, management is not aware of any loans as of June 30, 2003, where the known credit problems of the borrower would cause us to have serious doubts as to the ability of such borrowers to comply with their present loan repayment terms. Management cannot predict the extent to which the current economic environment may persist or worsen or the full impact such environment may have on our loan portfolio. Furthermore, management cannot predict the results of any subsequent examinations of our loan portfolio by the bank regulatory agencies. Accordingly, there can be no assurance that other loans will be classified as discussed above.

     Allowance for Loan Losses. In December 2001, we adopted a new methodology for determining the adequacy of the Allowance for Loan and Leases Losses (the “ALLL”) as a result of an interagency policy statement issued by the Federal Financial Institution Examination Council. This chosen method, also known as the percentage of loan grade analysis, replaces the former accepted methodology known as the migration analysis. Although we have chosen the percentage of loan grade analysis since we believe that it demonstrates a more accurate determination of reserve adequacy to risks in the loan portfolio, we still must perform an analysis based upon three methodologies (the third is known as the Historical Loss Analysis).

     The percentage of loan grade analysis separates our loan portfolio by loan grades into categories based upon product types, and further separates each of these product types by sub-categories based on collateral, loan-to-value, purpose, lien position, and occupancy status. For each of these sub-categories, an estimate of possible loan loss reserves is determined and assessed as a reserve factor. These reserve factors are estimates based upon historical loss experience for similar product types by peer banks, and have been supplemented by regulatory information to support these estimates. Management applies its own judgmental assessments of these factors as they relate to other qualitative issues such as local economic and business trends, changes in lending strategies and other items. Under this methodology, there are no unallocated reserves.

     The second methodology for computing ALLL is the historical loss methodology. This methodology analyzes the quarterly net losses to average quarterly loan balances for predetermined loan pools. Loans with fixed general reserves are added to the reserves determined for each loan pool and a recommended allowance is quantified. The third methodology for computing ALLL is migration analysis. Migration analysis determines the rate of loan and lease loss based on similarly graded or delinquent loans and leases.

     The amount of any general allowance in excess of the amounts determined from the migration and historical loss methodologies are based upon management’s determination of the amounts necessary for concentrations, economic uncertainties and other subjective factors; as a result, the excess general allowance to the total allowance may fluctuate from period to period.

     The allowance for loan losses should not be interpreted as an indication that charge-offs will occur in these amounts or proportions, or that the reserves indicate future charge-off trends. Furthermore, the portion allocated to each loan category is not the total amount available for future losses that might occur within such categories as the total reserve is a general reserve applicable to the entire portfolio.

     In connection with the percentage of loan grade analysis, we utilize a loan risk rating system. The originating loan officer assigns borrowers an initial risk rating, which is based primarily on a thorough analysis of each borrower’s financial capacity in conjunction with industry and economic trends. Approvals are made based upon the amount of inherent credit risk specific to the transaction and are reviewed for appropriateness by credit administration personnel. Approved loans are monitored by credit administration personnel for deterioration in a borrower’s financial condition, which would impact the ability of the borrower to perform under the contract. Risk ratings are adjusted as necessary.

     Based on the risk rating system, fixed general allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicates the probability that a loss has been incurred in excess of the amount determined by the application of the portfolio formula allowance.

     Management performs a detailed analysis of these loans, including, but not limited to, appraisals of the collateral, conditions of the marketplace for liquidating the collateral and assessment of the guarantors. Management then determines the loss potential and designates a portion of the allowance for losses as a fixed general allowance for each of these loans.

     The qualitative evaluation of the adequacy of the reserve factors is subject to a higher degree of uncertainty because these factors are not identified with specific problem credits or portfolio segments. This analysis includes the evaluation of the following conditions that existed as of the balance sheet date:

•	Changes in the lending policies and procedures;

•	Changes in local economic and business conditions;

•	Changes in the nature and volume of the loan portfolio;

•	Changes in our management and lending staff;

•	Trends in past due loans and non-accrual loans;

•	Trends in criticized assets;

•	Concentration of credit;

•	Competition, legal and regulatory changes;

•	Bank regulatory examination results; and

•	Findings of our external credit examiners.

     The following table sets forth an analysis of our loan loss experience, by category, at the dates indicated.

	At or For the Six
	Months Ended
	June 30,		At or For the Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in Thousands)
Allowance for loan losses balance, beginning of period	$3,003	$1,450	$1,450	$784	$764	$686	$695

Charge-offs:
Commercial and industrial	—	100	117	69	305	94	40
Real estate-mortgage	—	—	—	—	—	—	—
Consumer loans	—	111	124	60	61	103	213

	—	211	241	129	366	197	253

Recoveries:
Commercial and industrial	2	42	78	3	110	27	8
Real estate-mortgage	—	—	—	—	—	—	41
Consumer loans	11	67	89	19	20	82	52

	13	109	167	22	130	109	101

Net charge-offs	(13)	102	74	107	236	88	152
Provision for possible loan losses	1,750	535	1,430	773	256	166	143
Allowance relating to acquired loan portfolio	—	197	197	—	—	—	—

Allowance for loan losses, end of period	$4,766	$2,080	$3,003	$1,450	$784	$764	$686

Ratio of net charge-offs during the period to average loans outstanding during the period	—%	0.1%	—%	0.1%	0.3%	0.1%	0.2%

Ratio of allowance for loan losses to loans at period-end	1.2%	1.1%	1.2%	1.1%	1.0%	0.9%	0.8%

     The following table sets forth our allowance for loan losses by loan category and the percent of loans in each category to total loans at the dates indicated.

			December 31,
	June 30,
	2003		2002		2001

		Percent of		Percent of		Percent of
		Loans in		Loans in		Loans in
	Allowance	Each	Allowance	Each	Allowance	Each
	for Possible	Category to	for Possible	Category to	for Possible	Category to
	Loan	Total	Loan	Total	Loan	Total
	Losses	Loans	Losses	Loans	Losses	Loans

	(Dollars in Thousands)
Commercial and industrial	$422	7.8%	$515	8.4%	$497	18.0%
Residential real estate construction	2,607	52.9	1,298	43.4	336	24.1
Residential 1-4 family	205	10.1	127	9.3	126	13.8
Commercial real estate	804	28.0	682	36.7	372	38.0
Installment loans to individuals	26	1.2	31	2.2	72	6.1
Other risks	702	—	350	—	47	—

Total	$4,766	100.0%	$3,003	100.0%	$1,450	100.0%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	December 31,

	2000		1999		1998

		Percent of		Percent of		Percent of
		Loans in		Loans in		Loans in
	Allowance	Each	Allowance	Each	Allowance	Each
	for Possible	Category to	for Possible	Category to	for Possible	Category to
	Loan	Total	Loan	Total	Loan	Total
	Losses	Loans	Losses	Loans	Losses	Loans

	(Dollars in Thousands)
Commercial and industrial	$180	13.6%	$78	18.0%	$56	19.4%
Residential real estate construction	15	7.0	—	7.6	—	4.3
Residential 1-4 family	29	14.0	—	10.6	—	9.3
Commercial real estate	101	50.1	—	41.8	—	39.1
Installment loans to individuals	24	15.3	10	22.0	61	27.9
Other risks	435	—	676	—	569	—

Total	$784	100.0%	$764	100.0%	$686	100.0%

Sources of Funds

     General. We consider various sources to fund our investing and lending activities and we evaluate the available sources of funds in order to reduce our overall funding costs. Deposits, advances from the FHLB of San Francisco, notes payable, trust preferred securities and subordinated debentures, and sales, maturities and principal repayments on loans and securities have been the major sources of funds for use in our lending and investing activities, and for other general business purposes. We closely monitor rates and terms of competing sources of funds on a daily basis and utilize the source which we believe to be cost effective.

     Deposits. Deposits represent the Bank’s primary source of funds. The Bank attempts to price its deposits in order to promote deposit growth and offers a wide array of deposit products in order to satisfy our business and retail customers’ needs. At June 30, 2003, the composition of our average deposit balances amounted to 18% in non-interest-bearing deposits, 47% in money market, NOW and savings deposits, and 35% in time certificates of deposit.

     The average amount of and the average rate paid on deposits are summarized below.

	Six Months Ended		Year Ended December 31,
	June 30,
	2003		2002		2001		2000

	Average	Average	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

				(Dollars in Thousands)
Non-interest bearing demand deposits	$61,828	—%	$55,936	—%	$41,020	—%	$37,097	—%
Savings deposits(1)	160,552	2.0	89,489	2.0	41,504	1.8	37,046	1.7
Time deposits	120,366	3.0	73,394	3.6	48,229	5.3	27,719	5.1

Total deposits	$342,746	2.0	$218,819	2.0	$130,753	2.5	$101,862	2.0

(1)	Includes savings, NOW, Super NOW, and money market deposit accounts.

     Set forth below is a maturity schedule of time certificates of deposit of $100,000 or more as of June 30, 2003.

June 30, 2003

(In Thousands)
Three months or less	$521
Over three through six months	1,568
Over six through twelve months	54,988
Over twelve months	26,811

$83,888

     Borrowings. We obtain both variable-rate and fixed-rate advances from the FHLB of San Francisco upon the security of certain of our real estate loans and investment securities, provided certain standards related to creditworthiness of the Bank have been met. FHLB of San Francisco advances are available for general business purposes to expand lending and investing activities. Borrowings have generally been used to fund the purchase of mortgage-backed securities and lending activities and have been collateralized with a pledge of loans, securities in our portfolio or any mortgage-backed securities purchased. Advances from the FHLB of San Francisco are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At June 30, 2003, we had 17 advances from the FHLB of San Francisco which mature between 2003 and 2005. At June 30, 2003, we had total FHLB of San Francisco advances of $125.0 million at a weighted average rate of 1.38%. Our borrowings from the FHLB of San Francisco are limited to 35% of the Bank’s total assets, or $213.5 million at June 30, 2003, of which $125.0 million were outstanding as of such date.

     During 2002, we obtained a $5.0 million line of credit from a correspondent financial institution which we increased to $10.0 million during the six months ended June 30, 2003. At June 30, 2003, we had drawn $5.0 million from this line of credit. The funds were drawn and utilized by us as working capital. The line of credit bears interest at a floating rate and matures in June 2004. Interest is due quarterly. The line is secured by all of the issued and outstanding common stock of the Bank. As discussed in “Use of Proceeds,” contemporaneously with the closing of this offering, we will repay the amounts outstanding under the line of credit and terminate both the line of credit and the pledge of the Bank common stock.

     The Bank has undrawn unsecured lines of credit with five correspondent banks totaling $33.0 million at June 30, 2003. Additionally, the Bank has a borrowing line at the FHLB of San Francisco totaling $213.5 million at June 30, 2003, representing 35% of the total assets of the Bank. As of June 30, 2003, $125.0 million of FHLB advances were outstanding pursuant to such line.

     In December 2002 and 2001, we issued trust preferred securities of $5.0 million and $12.0 million. In addition, in December 2002, we issued $5.0 million in subordinated debt. The trust preferred securities and subordinated debt have interest rates which vary based on three-month LIBOR.

     The following table sets forth certain information regarding our short-term FHLB advances at or for the dates indicated.

	At or For the Six Months
	Ended
	June 30,		At or For the Year Ended December 31,

	2003	2002	2002	2001	2000

	(Dollars in Thousands)
FHLB advances:
Average balance outstanding	$78,122	$14,863	$20,555	$—	$—
Maximum amount outstanding at any month-end during the period	125,000	31,500	45,000	—	—
Balance outstanding at end of period	125,000	31,500	45,000	—	—
Average interest rate during the period	1.55%	1.86%	1.83%	—	—
Average interest rate at end of period	1.38	1.80	1.75	—	—

Subsidiaries

     The Bank owns 100% of the capital stock of Vineyard Service Company, Inc., which is an inactive service company of the Bank. Vineyard Service Company, Inc. was originally formed to provide services to both customers of the Bank and others, including life and disability insurance.

Legal Proceedings

     On October 25, 1999, a jury rendered a verdict against the Bank in the amount of approximately $3.5 million arising from a lawsuit by a borrower who also leased to the Bank a branch office. The Bank foreclosed on the real property securing its loan to the borrower. The borrower claimed that the foreclosure was wrongful. On February 25, 2000, the trial judge found that the jury verdict was excessive and ordered a new trial on damages if the borrower did not agree to a reduced verdict in the amount of $0.9 million. During 1999, we accrued a loss of $0.9 million in recognition of the amount of liability determined by the court which was included in litigation expense. During 2000, the parties settled the lawsuit. In 2002, the Bank received $0.5 million in litigation recovery from its insurance carriers.

     We are involved in various other litigation. In the opinion of management and our legal counsel, the disposition of all such other litigation pending will not have a material effect on our financial condition or operating results.

Office Locations

The following table sets forth certain information with respect to the Bank’s offices at June 30, 2003. This information does not include the loan production office we opened at 8105 Irving Center Drive, Irvine, California 92618 during the third quarter of 2003.

Office Location	Leased/Owned	Lease Expiration Date

27177 Highway 189, Suite G(1)	Leased	April 2004
Blue Jay, California 92317

5455 Riverside Drive(1)	Owned	N/A
Chino, California 91710

23840 Lake Drive(1)	Owned	N/A
Crestline, California 92325

1200 S. Diamond Bar Boulevard(1)	Leased	April 2004
Diamond Bar, California 91765

2100 E. Foothill Boulevard(1)	Leased	November 2004
LaVerne, California 91750

9590 Foothill Boulevard(1)(2)	Owned	N/A
Rancho Cucamonga, California 91730

200 South Main Street(1)	Leased	April 2018
Corona, California 92878

7676 Hazard Center Drive, Suite 450(3)	Leased	October 2007
San Diego, California 91208

433 North Camden Drive, Suite 600(3)	Leased	Month to Month
Beverly Hills, California 90210

1230 Rosecrans Avenue, Suite 120(4)	Leased	March 2007
Manhattan Beach, California 90266

8748 Industrial Lane(5)	Leased	Month to Month
Rancho Cucamonga, California 91730

16008 Foothill Boulevard(1)(6)	Leased	August 2009
Irwindale, California 91706

(1)	Full-service branch office of the Bank.

(2)	This location also serves as our corporate headquarters.

(3)	These locations serve as the Bank’s loan production offices.

(4)	At June 30, 2003, this location served as a loan production office. During the third quarter of 2003, we converted this office into a full service branch.

(5)	This location serves as the Bank’s warehouse facility.

(6)	We assumed the lease of Southland Bank in connection with the merger of Southland Bank with the Bank.

Employees

     At June 30, 2003, we had approximately 138 full-time equivalent employees. Our employees are not subject to any collective bargaining agreements and we believe our relationship with our employees is satisfactory.

MANAGEMENT

Directors and Executive Officers

     The following table lists our directors and executive officers and also presents those of the Bank as of June 30, 2003.

Name	Age	Position

Norman A. Morales	42	Chief Executive Officer and President for the Company; Chief Executive Officer and President for the Bank

Richard S. Hagan	52	Secretary for the Company; Executive Vice President, Chief Operating Officer, Chief Credit Officer and Secretary for the Bank

Gordon Fong	36	Senior Vice President and Chief Financial Officer for the Company; Senior Vice President and Chief Financial Officer for the Bank

Karen Dally	49	Senior Vice President and Chief Administrative Officer for the Bank

Richard Cadena	38	Senior Vice President and Director of Community Banking for the Bank

Frank S. Alvarez	68	Chairman of the Board for the Company; Chairman of the Board for the Bank

Lester Stroh	85	Director for the Company; Director for the Bank

Charles L. Keagle	63	Director for the Company; Director for the Bank

Joel H. Ravitz	58	Director for the Company; Director for the Bank

     Norman A. Morales has been employed by us and the Bank as Chief Executive Officer and President since October 2000. Mr. Morales previously served as Executive Vice President/Chief Operating Officer and Chief Credit Officer of Cedars Bank, Los Angeles, California, from February 1999 through September 2000. Mr. Morales’ prior executive experience includes serving as Executive Vice President and Chief Financial Officer for Hawthorne Savings, F.S.B., El Segundo, California, from January 1995 through January 1999. Mr. Morales served as Executive Vice President/Chief Financial Officer and Chief Administrative Officer of Southern California Bank in La Mirada, California, from July 1987 through January 1995.

     Richard S. Hagan has served as the Executive Vice President and Chief Credit Officer of the Bank since February 2001 and joined the Bank in December 2000. In August 2002, Mr. Hagan was appointed as our Secretary and as the Secretary of the Bank, and in September 2002, Mr. Hagan was appointed as Chief Operating Officer of the Bank. Mr. Hagan previously served as Credit Administrator of Manufacturers Bank, Los Angeles, California, from October 1997 to January 2000. Mr. Hagan served as Senior Credit Administrator of Southern California Bank, La Mirada, California, from March 1993 to October 1997. Mr. Hagan has 25 years of community-based banking experience and has served various management positions throughout his career.

     Gordon Fong has served as our Senior Vice President and Chief Financial Officer and as the Senior Vice President and Chief Financial Officer of the Bank since June 2002. Prior to joining us, Mr. Fong was the Senior Vice President and Chief Financial Officer of First Coastal Bank, El Segundo, California, from September 1997 to December 2001. Mr. Fong began his career at Deloitte & Touche, LLP after graduating from the University of California at Los Angeles with a Bachelor of Arts degree in Economics/Business and Specialization in Computing in March 1989. Mr. Fong is also a certified public accountant.

     Karen Dally has served as our Senior Vice President and Chief Administrative Officer of the Bank since August 2002. Prior to joining the Bank, Mrs. Dally served as the owner of Karen Dally Consulting, which provided consulting services to the financial institutions industry, from February 2000 to August 2002. Mrs. Dally served as Senior Vice President and Human Resources Director at Cedars Bank, Los Angeles, California, from January 1999 to February 2000. Previously, Mrs. Dally served as Senior Vice President and Chief Administrative Officer at Hawthorne Savings, FSB, El Segundo, California.

     Richard Cadena has served as our Senior Vice President and the Director of Community Banking for the Bank since June 2002. Previously, Mr. Cadena served as the Director of Marketing for the Bank from November 2000 to May 2002. Prior to joining the Bank, Mr. Cadena served as the Marketing and Public Relations Officer for Imperial Bank, Inglewood, California, from October 1999 to November 2000. Mr. Cadena served as the Marketing Research Manager of Hawthorne Savings, FSB, El Segundo, California, from October 1993 to September 1999. Mr. Cadena has 15 years of community-based banking experience.

     Frank S. Alvarez has served as our Chairman of the Board since January 2000. Mr. Alvarez has served as a director of the Bank since 1981. Mr. Alvarez is a retired certified public accountant, formerly with the accounting firm of Bowen McBeth, Inc. Mr. Alvarez also serves on the Board of Directors of Casa Colina Rehabilitation Hospital in Pomona, California.

     Lester Stroh has served as a director for us since our inception in 1988. Dr. Stroh has also served as a director of the Bank since 1981. Dr. Stroh previously served as our Chairman of the Board until his resignation in January 2000. Dr. Stroh is a licensed physician and retired Chairman of the Department of

Allergy at Southern California Permanente Medical Group, Kaiser Foundation Hospital, Fontana, California.

     Charles L. Keagle has served as a director for us since our inception in 1988. Mr. Keagle has also served as a director of the Bank since 1981. Mr. Keagle is the founding owner, Chairman, and CEO of The C & C Organization, which operates restaurants in southern California known as The Cask ‘n Cleaver and The Sycamore Inn. In addition to his community service involvement, Mr. Keagle is a member of the Board of Directors of The California Restaurant Association, The California Avocado Commission and The Advisory Board for the Cal Poly Pomona School of Hotel and Restaurant Management.

     Joel H. Ravitz has served as a director for us since our inception in 1988 and a director of the Bank since 1983. Mr. Ravitz is also Chairman of the Board and CEO of Quincy Cass Associates, Inc., a Los Angeles-based securities broker dealer and a member of National Association of Securities Dealers, Inc. Mr. Ravitz has held this position for more than five years. Mr. Ravitz is a past President and Director of Therapeutic Living Centers for the Blind, a non-profit corporation, and a member of Town Hall of California and the Bond Club of Los Angeles.

Committees of the Board of Directors

     Our board of directors has a standing audit committee. Our audit committee is comprised entirely of independent directors. The members of our audit committee are Messrs. Keagle (Chairman), Alvarez, Ravitz and Dr. Stroh. Our audit committee reviews our auditing, accounting, financial reporting and internal control functions and make recommendations to the board of directors for the selection of independent accountants. In addition, the committee monitors the quality of our accounting principles and financial reporting, as well as the independence of and the non-audit services provided by our independent accountants. In discharging its duties, the audit committee:

•	reviews and approves the scope of the annual audit and the independent accountants’ fees;

•	meets independently with our compliance staff, contracted internal auditors, our independent accountants and our senior management; and

•	reviews the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.

     Our board of directors does not maintain a separate compensation committee. However, all compensation decisions are made by the non-employee directors of our board of directors comprised of Messrs. Keagle, Alvarez, Ravitz and Dr. Stroh. In addition, the Bank maintains a compensation committee consisting of the foregoing directors with Dr. Stroh serving as chairman.

Compensation Committee Interlocks and Insider Participation

     The board of directors did not maintain a separate compensation committee during 2002. No executive officer or employee participated in the deliberations of the board of directors concerning executive officer compensation.

Director Compensation

     Our directors are paid a $2,000 monthly flat fee for their personal attendance at meetings of our board of directors. The directors of the Bank receive an additional monthly fee of $1,000. The Chairman of the board of directors of the Bank and the Chairman Emeritus of the Bank are currently being paid an additional $500 and $250, respectively, for their personal attendance at any monthly meeting of the board of directors of the Bank. The directors do not receive any additional compensation for participation on any of the Bank’s or our committees.

     We adopted a Directors’ Deferred Compensation Plan effective January 1, 2001. The Deferred Compensation Plan allows directors to defer their board of directors’ fees which will then provide for retirement benefits to be paid upon retirement, resignation, death, disability or as provided and elected in the directors’ deferral agreement. We are under no obligation to make matching contributions to the Deferred Compensation Plan and we pay a market interest rate on the deferred monies.

     In addition, our non-employee directors are eligible to participate in our Amended and Restated 1997 Incentive Stock Option Plan (“1997 Option Plan”). Stock options to purchase 168,000 shares of common stock were granted to non-employee directors in 2002. Of the stock options granted, options to purchase 105,000 shares of common stock vested upon grant and options to purchase 63,000 shares of common stock vest at a rate of one-third per year beginning on the date of grant.

Executive Compensation

     The following table sets forth certain summary compensation information for the Bank’s Chief Executive Officer and for each executive officer of the Bank whose total compensation exceeded $100,000 for 2002. None of such officers receive separate compensation from us.

Summary Compensation Table

	Annual Compensation				Long Term Compensation(3)

				Other Annual		Securities underlying	All Other
Name and principal position	Year	Salary	Bonus	Compensation(1)	Restricted Stock(2)	options/SARs	Compensation(4)

Norman A. Morales (5)	2002	$256,280	$284,854	—	$—	42,000	$—
President and Chief Executive Officer	2001	231,250	—	—	—	—	6,740
	2000	56,250	—	—	—	84,000	—
Richard S. Hagan (6)	2002	$155,289	$85,000	—	$22,496	5,250	$11,775
Executive Vice President	2001	136,218	30,000	—	—	—	—
	2000	3,082	—	—	—	10,500	—
Richard Cadena (7)	2002	$88,137	$22,500	—	$28,980	5,250	$2,447
Senior Vice President	2001	70,008	12,000	—	—	—	1,363
	2000	9,558	—	—	—	—	—

(1)	Does not include amounts attributable to miscellaneous benefits received by the named executive officers. In the opinion of management of the Bank, the cost to the Bank of providing such benefits to each of the named executive officers during the year ended December 31, 2002 did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the individual.

(2)	For 2002, represents the grant of 2,625 shares of restricted common stock to each of Messrs. Hagan and Cadena pursuant to the 2002 Restricted Share Plan, which were deemed to have the indicated value at the date of grant, and which have a fair market value at December 31, 2002 with respect to the unvested portion of the grants of $42,656 for each of Messrs. Hagan and Cadena. Pursuant to the terms of the 2002 Restricted Share Plan, dividends will be paid on the restricted shares. All of the restricted shares vest in four years from the date of grant.

(3)	Number of shares have been adjusted to reflect the 5% stock dividend declared in December 2002 and paid in January 2003.

(4)	For 2002, includes $4,575 and $2,447 allocated to Messrs. Hagan and Cadena, respectively, pursuant to our 401(k) Plan and $7,200 allocated to Mr. Hagan pursuant to our Nonqualified Deferred Compensation Plan.

(5)	Mr. Morales was employed by us and the Bank effective as of October 2000.

(6)	Mr. Hagan was employed by us and the Bank effective December 2000.

(7)	Mr. Cadena was employed by us effective November 2000.

     The following table sets forth certain information concerning stock options granted to the executive officers named in the Summary Compensation Table during the year ended December 31, 2002.

	Individual Grants

					Potential realizable value at
					assumed annual rates of
		Percent of			stock price appreciation for
	Number of	Total Options			option grant.(1)
	Options	Granted to	Exercise	Expiration
Name	Granted	Employees	Price	Date	5%	10%

Norman A. Morales	42,000	15.0%	$8.57	6/26/12	$226,364	$573,652
Richard S. Hagan	5,250	2.0	8.57	6/26/12	28,296	71,706
Richard Cadena	5,250	2.0	8.57	6/26/12	28,296	71,706

(1)	The dollar amounts presented are based on assumed 5% and 10% annual rates of appreciation set by the Securities and Exchange Commission (“SEC”). These amounts should not be viewed as, and are not intended to be, a forecast of possible future appreciation, if any, in our stock price.

     The following table sets forth certain information concerning exercises of stock options by the executive officers named in the Summary Compensation Table during the year ended December 31, 2002.

			Number of Securities Underlying		Value of Unexercised In-the-
			Unexercised Options at Year End		Money Options at Year End(1)
	Shares Acquired	Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Norman A. Morales	63,000	$374,400 (2)	—	63,000	$—	$583,800
Richard S. Hagan	—	—	7,000	8,750	87,068	83,860
Richard Cadena	—	—	—	5,250	—	40,320

(1)	Represents the market value per share of our common stock at year end based on the closing price of $16.25 at December 31, 2002, as quoted on the Nasdaq National Market, minus the exercise price per share of the options outstanding times the number of shares of common stock represented by such options.

(2)	Represents the difference between the market value per share of our common stock on the date of exercise, minus the exercise price of the options outstanding times the number of shares of common stock represented by such options.

Restricted Share Plans

     We maintain three separate restricted share plans. In June 2002, our board of directors adopted the Vineyard National Bancorp 2002 Restricted Share Plan (the “2002 Plan”). In February 2003, our board of directors adopted the Vineyard National Bancorp 2003 Restricted Share Plan (the “2003 Plan”). In May 2003, the shareholders of Vineyard approved the adoption of the Vineyard National Bancorp 2004 Restricted Share Plan (the “2004 Plan”). The terms and conditions of the restricted share plans are substantially similar in all material respects. Each of the restricted share plans provides for the grant of restricted shares of our common stock to certain officers and employees. Each of the 2002 Plan and the 2003 Plan authorized the grant of up to an aggregate of 25,000 shares. All of the shares authorized under the 2002 Plan have been granted, and as of June 30, 2003, 5,000 of the shares authorized under the 2003 Plan have been granted. The 2004 Plan authorized the issuance of up to 100,000 shares, of which only 25,000 shares may be granted in any calendar year. As of June 30, 2003, none of the shares authorized under the 2004 Plan have been granted.

1997 Option Plan

     During 1997, our board of directors and stockholders elected to terminate our existing 1987 Incentive Stock Option Plan and approve the 1997 Option Plan. The 1997 Option Plan authorized 210,000 shares of our common stock to be combined with the 55,981 shares which remained under the 1987 stock option plan for a total of 265,981 shares available to be granted under 1997 Option Plan (as adjusted for the 5% stock dividend declared in 2002). In 2002, the 1997 Option Plan was amended to authorize an additional 210,000 shares of our common stock to be granted under the plan (as adjusted for the 5% stock dividend declared in 2002). As of June 30, 2003, options to purchase 417,324 shares have been granted under the 1997 Option Plan and 1,530 shares remain available to be granted under the plan. Our directors and employees are eligible to participate under the 1997 Option Plan. Options vest at a rate determined by our board of directors. Options granted expire on such date as the option committee or the board of directors may determine, but not later than the tenth anniversary date on which the option is granted.

Employment Agreement

     We have entered into an employment agreement with Mr. Morales. The expiration date of the employment agreement is October 1, 2004. The agreement is automatically extended for a period of one year unless the board of directors elects not to renew the agreement by June 1 of each calendar year. Under the terms of the agreement, Mr. Morales’ annual salary is $250,000. At any time during the term of Mr. Morales’ employment agreement, the board of directors may terminate his employment with or without cause. If the termination is without cause, then Mr. Morales is entitled to severance pay equal to six month’s salary. In the event that the employment agreement is terminated in connection with a merger, sale or transfer of the Bank’s and our assets, then Mr. Morales is entitled to receive a payment equal to one year’s salary.

Other Benefits

     We maintain a non-qualified deferred compensation plan for certain key management personnel whereby they may defer compensation which will then provide for certain payments upon retirement, death or disability. We may make matching contributions of 25% of titled officers’ deferrals, 50% of senior officers’ deferrals, and 100% of executive officer’s deferrals up to a maximum of 5% for officers and 10% for executive officers of before-tax compensation. Our contribution, in the aggregate, for all participants shall not exceed 4% of compensation of all of our employees. Each participant contributes a minimum of $1,000 annually to the plan.

Certain Relationships and Related Transactions

     Certain directors and executive officers of us and the Bank, and the companies with which the directors and executive officers are associated, were customers of, and had banking transactions with, the Bank during 2002. Such transactions were in the ordinary course of business and the Bank expects to have similar banking transactions in the future. All the loans and commitments included in such transactions were made on substantially the same terms, including interest rates, collateral and repayment terms, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness and did not involve more than a normal risk of collectibility or present other unfavorable features. As of June 30, 2003, loans to executive officers and directors aggregated $1.0 million or 2.1% of our total stockholders’ equity as of such date.

REGULATION

General

     Bank holding companies and banks are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of our shareholders. Set forth below is a summary description of the material laws and regulations that relate to our operations and operations of the Bank. This description does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

     In recent years significant legislative proposals and reforms affecting the financial services industry have been discussed and evaluated by Congress, the state legislature and the various bank regulatory agencies. These proposals may increase or decrease the cost of doing business, limit or expand permissible activities, or enhance the competitive position of other financial service providers. The likelihood and timing of any such proposals or bills, and the impact they might have on us and our subsidiaries, cannot be predicted.

Regulation of Vineyard National Bancorp

     We are a registered bank holding company and are subject to regulation under the Bank Holding Company Act of 1956, as amended (“BHCA”). Accordingly, our operations, and our subsidiaries are subject to extensive regulation and examination by the Board of Governors of the Federal Reserve System (“FRB”).

     We are required to file with the FRB quarterly and annual reports and such additional information as the FRB may require pursuant to the BHCA. The FRB conducts periodic examinations of us and our subsidiaries. The FRB may require that we terminate an activity or terminate control of or liquidate or divest certain subsidiaries or affiliates, if the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of the Bank and its direct subsidiaries. The FRB also has the authority to regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt. Under certain circumstances, we must file written notice and obtain approval from the FRB prior to purchasing or redeeming our equity securities.

     Under the BHCA and regulations adopted by the FRB, a bank holding company and its nonbanking subsidiaries are prohibited from requiring certain tie-in arrangements in connection with an extension of credit, lease or sale of property or furnishing of services. For example, with certain exceptions, a bank may not condition an extension of credit on a promise by its customer to obtain other services provided by it, its holding company or other subsidiaries, or on a promise by its customer not to obtain other services from a competitor. In addition, federal law imposes certain restrictions on transactions between us and our subsidiaries, particularly the Bank and its direct subsidiaries. Further, we are required by the FRB to maintain certain levels of capital. See “Management Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources.”

     We are prohibited by the BHCA, except in certain statutorily prescribed instances, from acquiring direct or indirect ownership or control of more than 5% of the outstanding voting share of any company that is not a bank or bank holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to our subsidiaries. However, subject to the prior approval of the FRB, we may engage in any, or acquire shares of companies engaged in, activities that are deemed by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In addition, a bank holding company may engage in activities deemed by the FRB to be financial in nature or incidental to those financial activities, which includes certain insurance and securities activities, if the company’s banking subsidiaries are deemed well capitalized and well managed under applicable regulations, and the company elects to be deemed a financial holding company. We have not elected to be deemed a financial holding company.

     Under FRB regulations, a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB’s policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB’s regulations or both.

     Our securities are registered with the Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are subject to the information, proxy solicitation, insider trading and other requirements and restrictions of the Exchange Act.

Regulation of Vineyard Bank

     General. The Bank, as a California chartered bank, is subject to primary supervision, periodic examination, and regulation by the DFI and the FDIC. To a lesser extent, the Bank is also subject to certain regulations promulgated by the FRB. If, as a result of an examination of the Bank, the FDIC should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of the Bank’s operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, various remedies are available to the FDIC. Such remedies include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in capital, to restrict the growth of the Bank, to assess civil monetary penalties, to remove officers and directors and ultimately to terminate the Bank’s deposit insurance, which for a California-chartered bank would result in a revocation of the Bank’s charter. The DFI has many of the same remedial powers.

     Our directors, officers and principal shareholders have had and will continue to have banking transactions with the Bank in the ordinary course of business. Any loans and commitments to lend included in such transactions are made in accordance with applicable law, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons of similar creditworthiness, and on terms not involving more than the normal risks of collection or presenting other unfavorable features.

     Various requirements and restrictions under the laws of the State of California and the United States affect the operations of the Bank. State and federal statues and regulations relate to many aspects of the Bank’s operations, including reserves against deposits, ownership of deposit accounts, interest rates payable on deposits, loans, investments, mergers and acquisitions, borrowings, dividends, locations of branch offices, and capital requirements. Further, the Bank is required to maintain certain levels of capital. See “Management Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources.”

     Dividends and Other Transfer of Funds. Dividends from the Bank constitute our principal source of income. We are a legal entity separate and distinct from the Bank. Our ability to pay cash dividends is limited by California law. Under California law, our shareholders may receive dividends when and as declared by the Board of Directors out of funds legally available for such purpose. With certain exceptions, a California corporation may not pay a dividend to its shareholders unless (i) its retained earnings equal at least the amount of the proposed dividend, or (ii) after giving effect to the dividend, the corporation’s assets (excluding certain items) would equal at least 1.25 times its liabilities (excluding certain items) and, for corporations with balance sheets classified into current and fixed assets, the current assets of the corporation would be at least equal to its current liabilities or, if the average of the earnings of the corporation before taxes on income and before interest expense for the two preceding years was less than the average of the interest expense of the corporation for those years, at least equal to 1.25 times its current liabilities.

     The FDIC and the DFI also have authority to prohibit the Bank from engaging in activities that, in their opinion, constitute unsafe or unsound practices in conducting its business. It is possible, depending upon the financial condition of the bank in question and other factors, that the FDIC and the DFI could assert that the payment of dividends or other payments might, under some circumstances, be an unsafe or unsound practice. Further, the FDIC and the FRB have established guidelines with respect to the maintenance of appropriate levels of capital by banks or bank holding companies under their jurisdiction. Compliance with the standards set forth in such guidelines and the restrictions that are or may be imposed under the prompt corrective action provisions of federal law could limit the amount of dividends which the Bank or we may pay. An insured depository institution is prohibited from paying management fees to any controlling persons or, with certain limited exceptions, making capital distributions if after such transaction the institution would be undercapitalized. The DFI may impose similar limitations on the Bank.

     The Bank is subject to certain restrictions imposed by federal law on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, us or other affiliates, the purchase of, or investments in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of our assets or assets of other affiliates. Such restrictions prevent us and other affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts. Further, such secured loans and investments by the Bank to or in us or to or in any other affiliates are limited, individually, to 10% of the Bank’s capital and surplus (as defined by federal regulations), and such secured loans and investments are limited, in the aggregate, to 20% of the Bank’s capital and surplus (as defined by federal regulations). In addition, transactions with affiliates must be on terms and conditions similar to and be as beneficial to the Bank as any similar transaction with an unaffiliated third party and must meet other requirements set forth in FRB regulations. California law also imposes certain restriction with respect to transactions involving us and other controlling persons of the Bank. Additional restrictions on transaction with affiliates may be imposed on the Bank under the prompt corrective action provisions of federal law.

     Capital Requirements. The FRB and the FDIC have established risk-based minimum capital guidelines with respect to the maintenance of appropriate levels of capital by U.S. banking organizations. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a banking organization’s operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as commercial loans.

     The federal banking agencies require a minimum ratio of qualifying total capital to risk-adjusted assets of 8% and a minimum ratio of Tier 1 capital to risk-adjusted assets of 4%. In addition to the risked-based guidelines, federal banking regulators require banking organizations to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets must be 3%. In addition to these uniform risk-based capital guidelines and leverage ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above minimum guidelines and ratios.

     Prompt Corrective Action. Federal law identifies five capital categories for insured depository institutions (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) and requires the respective federal regulatory agencies to implement systems for “prompt corrective action” for insured depository institutions that do not meet minimum capital requirements within such categories. These prompt corrective actions are progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified. At each successive lower capital category, an insured depository institution is subject to more restrictions. Failure to meet the capital guidelines could also subject a banking institution to capital raising requirements. An institution that, based upon its capital levels, is classified as well capitalized, adequately capitalized, or undercapitalized may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment. An “undercapitalized” institution must develop a capital restoration plan. At June 30, 2003, the Bank exceeded all of the required ratios for classification as “well capitalized.”

     Banking agencies have also adopted regulations that mandate that regulators take into consideration: (i) concentrations of credit risk; (ii) interest rate risk (when the interest rate sensitivity of an institution’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position); and (iii) risks from non-traditional activities, as well as an institution’s ability to manage those risks, when determining the adequacy of an institution’s capital. That evaluation will be made as a part of the institution’s regular safety and soundness examination. In addition, the banking agencies have amended their regulatory capital guidelines to incorporate a measure for market risk. In accordance with the amended guidelines, we and any company with significant trading activity must incorporate a measure for market risk in its regulatory capital calculations.

     In addition to measures taken under the prompt corrective action provisions, commercial banking organizations may be subject to potential enforcement actions by the supervising agencies for unsafe or unsound practices in conducting their businesses for violations of law, rule, regulation or any condition imposed in writing by the agency or any written agreement with the agency. Enforcement actions vary commensurate with the severity of the violation.

     Safety and Soundness Standards. The federal banking agencies have adopted guidelines designed to assist the federal banking agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting, (iv) asset growth, (v) earnings, and (vi) compensation, fees and benefits. In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and earnings standards. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, any insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets, (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses, (iii) compare problem asset totals to capital, (iv) take appropriate corrective action to resolve problem assets, (v) consider the size and potential risks of material asset concentrations, and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk. These guidelines also set forth standards for evaluating and monitoring earnings and for ensuring that earnings are sufficient for the maintenance of adequate capital and reserves.

     Premiums for Deposit Insurance. Our deposit accounts are insured by the Bank Insurance Fund, as administered by the FDIC, up to the maximum permitted by law. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operation, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC or the institution’s primary regulator.

     The FDIC charges an annual assessment for the insurance of deposits, which as of June 30, 2003, ranged from 0 to 27 basis points per $100 of insured deposits, based on the risk a particular institution poses to its deposit insurance fund. The risk classification is based on an institution’s capital group and supervisory subgroup assignment. An institution’s risk category is based upon whether the institution is well capitalized, adequately capitalized, or less than adequately capitalized. Each insured depository institution is also assigned to one of the following “supervisory subgroups”: Subgroup A, B or C. Subgroup A institutions are financially sound institutions with few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. Insured institutions are not allowed to disclose their risk assessment classification and no assurance can be given as to what the future level of premiums will be.

     The Community Reinvestment Act. The Bank is subject to certain fair lending requirements and reporting obligations involving lending, investing and other Community Reinvestment Act of 1977, as amended (“CRA”), activities. The CRA requires us to identify the communities served by our offices and to identify the types of credit and investments we are prepared to extend within such communities including low and moderate income neighborhoods. It also requires our regulators to assess our performance in meeting the credit needs of our community and to take such assessment into consideration in reviewing applications for mergers, acquisitions, relocation of existing branches, opening of new branches and other transactions. A bank may be subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA in consideration when regulating and supervising other banking activities.

     A Bank’s compliance with its CRA obligations is based on a performance based evaluation system that bases CRA ratings on an institution’s lending service and investment performance. An unsatisfactory rating may be the basis for denying a merger application. The Bank’s latest CRA examination was completed by the FDIC. The Bank received an overall rating of satisfactory in complying with its CRA obligations.

     Financial Services Modernization Legislation. In 1999, the Gramm-Leach-Bliley Act of 1999 (“GLB”) was enacted to repeal provisions of the Glass-Steagall Act that restricted the affiliation of Federal Reserve member banks with firms “engaged principally” in specified securities activities, and which restricted officer, director or employee interlocks between a member bank and any company or person “primarily engaged” in specified securities activities.

     In addition, the GLB expressly preempted any state law restricting the establishment of financial affiliations, primarily related to insurance. The GLB established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms and other financial service providers by revising and expanding the BHCA framework to permit a holding company to engage in a full range of financial activities through a new entity known as a “financial holding company.” “Financial activities” is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the FRB, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

     The GLB also authorized national banks to engage in expanded activities through the formation of financial subsidiaries. A national bank may have a subsidiary engaged in any activity authorized for national banks directly or any financial activity, except for insurance underwriting, insurance investments, real estate investment or development, or merchant banking, which may only be conducted through a subsidiary of a financial holding company. Financial activities include all activities permitted under new sections of the BHCA or permitted by regulation.

     To the extent that the GLB permits banks, securities firms and insurance companies to affiliate, the financial services industry may experience further consolidation. The GLB is intended to grant to community banks powers as a matter of right that larger institutions have accumulated on an ad hoc basis and which unitary savings and loan holding companies already possess. Nevertheless, the GLB may have the result of increasing the amount of competition that we face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than we have.

     Regulation W. Transactions between a bank and its “affiliates” are governed by Sections 23A and 23B of the Federal Reserve Act. The Federal Deposit Insurance Act applies Sections 23A and 23B to insured nonmember banks in the same manner and to the same extent as if they were members of the Federal Reserve System. The FRB has also recently issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and provides interpretative guidance with respect to affiliate transactions. Affiliates of a bank include, among other entities, the bank’s holding company and companies that are under common control with the bank. We are considered to be an affiliate of the Bank. In general, subject to certain specified exemptions, a bank or its subsidiaries are limited in their ability to engage in “covered transactions” with affiliates to an amount equal to 10% of the bank’s capital and surplus, in the case of covered transactions with any one affiliate, and to an amount equal to 20% of the bank’s capital and surplus, in the case of covered transactions with all affiliates.

     In addition, a bank and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the bank or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A “covered transaction” includes a loan or extension of credit to an affiliate; a purchase of, or an investment in, securities issued by an affiliate; a purchase of assets from an affiliate, with some exceptions; the acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

     Concurrent with the adoption of Regulation W, the FRB has proposed a regulation which would limit the amount of loans that could be purchased by a bank from an affiliate under this exemption to not more than 100% of the bank’s capital and surplus. Comments on the proposed rule were due by January 13, 2003, but the FRB has not yet issued a final regulation.

     USA Patriot Act of 2001. The USA Patriot Act of 2001 (the “Patriot Act”) was enacted in response to the terrorist attacks on September 11, 2001 to strengthen U.S. law enforcement’s and the intelligence communities’ ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws. The FDIC has adopted regulations which require the Bank to implement a customer identification program to comply with the provisions of the Patriot Act.

     Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (“SOA”) was enacted to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the SEC under the Exchange Act, including us.

     The SOA includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of specified issues by the SEC and the Comptroller General. The SOA represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SOA contains provisions which became effective upon enactment on July 30, 2002 and provisions which will become effective from within 30 days to one year from enactment. The SEC has promulgated regulations to implement various provisions of the SOA, including additional disclosure requirements in periodic filings under the Exchange Act. We have revised our internal policies and Exchange Act disclosures to comply with these new requirements.

DESCRIPTION OF SERIES B PREFERRED STOCK

General

     Our Articles of Incorporation authorize the board of directors, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock for any proper corporate purpose. In approving any issuance of preferred stock, the board of directors has broad authority to determine the rights and preferences of the preferred stock, which may be issued in one or more series. These rights and preferences may include voting, dividend, conversion and liquidation rights that may be senior to our common stock. We currently have outstanding 50 shares of our Series A Preferred Stock with a liquidation preference of $50,000 per share. Each share of Series A Preferred Stock is entitled to a noncumulative, annual dividend of 7.0%, payable quarterly. The Series A Preferred Stock is not convertible into our common stock and is redeemable at any time at our option at the liquidation preference, plus any declared and unpaid dividends.

     The Series B Preferred Stock will constitute our second series of preferred stock. The shares will not be subject to any sinking fund or other obligation to redeem or retire any shares of the Series B Preferred Stock. The Series B Preferred Stock will rank on a parity, or equal basis, with the Series A Preferred Stock with respect to dividend rights and rights upon liquidation, winding-up or dissolution.

     The Series B Preferred Stock, upon issuance against full payment of the purchase price, and any common stock issued upon conversion of the Series B Preferred Stock, will be fully-paid and nonassessable. Although the shares of Series B Preferred Stock, upon issuance, are expected to be qualified for quotation on the American Stock Exchange, no assurance can be given that any trading market will develop in the Series B Preferred Stock.

     Set forth below is a brief summary of the material provisions relating to the Series B Preferred Stock. This summary is not intended to be complete and is qualified in its entirety by the provisions of our Articles of Incorporation and the Certificate of Determination setting forth the rights, preferences, privileges and restrictions of the Series B Preferred Stock, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Ranking

     The Series B Preferred Stock will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

•	senior to our common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series B Preferred Stock (the “Issue Date”), by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Junior Stock”);

•	on a parity with our Series A Preferred Stock as well as any class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Parity Stock”); and

•	junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Senior Stock”).

     The rights of the holders of Series B Preferred Stock will be subordinate to the rights of our general creditors, including depositors. For additional information, see “ — Voting Rights.”

Dividend Rights

     Subject to the rights of any holders of Senior Stock and Parity Stock, the holders of shares of Series B Preferred Stock will be entitled to receive, when, as, and if declared by our board of directors, out of our assets legally available for payment, noncumulative cash dividends, payable quarterly, at the rate of            % per annum. This is equivalent to $                per share of Series B Preferred Stock per annum.

     Dividends on the Series B Preferred Stock will be payable quarterly, in arrears, on the last day of March, June, September and December of each year, commencing December 31, 2003 (each, a “Dividend Payment Date”). Dividends will be payable from the most recent Dividend Payment Date or, in the case of the dividend payable on December 31, 2003, from the Issue Date of the Series B Preferred Stock. Dividends payable on the Series B Preferred Stock for any period less than a full quarterly dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Preferred Stock for each full dividend period shall be computed by dividing the annual dividend rate by four.

     Each declared dividend shall be payable to holders of record as they appear on our stock records at the close of business on the 15th day prior to the relevant Dividend Payment Date. Regular quarterly dividend periods will commence on and include the last day of March, June, September and December, of each year and will end on and include the date preceding the next following Dividend Payment Date.

     Dividends on the Series B Preferred Stock are noncumulative. If our board of directors fails to declare a dividend on the Series B Preferred Stock for a dividend period, then the holders of the Series B Preferred Stock will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series B Preferred Stock are declared for any future dividend period. If we should fail to pay or declare and set aside for payment dividends with respect to any four or more consecutive dividend periods or any six dividend periods, holders of Series B Preferred Stock will be entitled to elect two directors, as described below under “-Voting Rights.”

     No full dividends will be declared or paid or set apart for payment on any Parity Stock or Junior Stock during any calendar quarter unless full dividends on the Series B Preferred Stock for the dividend period ending during the calendar quarter have been declared and we have not failed to pay a dividend in the full amount of the Series B Preferred Stock with respect to the period in which such dividend payment to any Parity Stock or Junior Stock would occur. When cash dividends are not paid in full, or a sum sufficient for the full payment is not set apart, upon the Series B Preferred Stock and any other Parity Stock, dividends upon shares of Series B Preferred Stock and dividends on other Parity Stock payable during the dividend period will be declared pro rata so that the amount of dividends payable per share on the Series B Preferred Stock and any other Parity Stock will in all cases bear to each other the same ratio that full dividends for the then-current dividend period on the shares of Series B Preferred Stock, which shall include any accumulation related to unpaid dividends for prior dividend periods, and full dividends, including required or permitted accumulations, if any, on shares of the other Parity Stock, bear to each other. If full dividends on the Series B Preferred Stock have not been declared and paid or set apart for payment for the then-current dividend period, the following restrictions will be applicable during the dividend period:

•	no dividend or distribution, other than in shares of Junior Stock, may be declared, set aside or paid on any shares of stock of any series of Junior Stock;

•	we may not repurchase, redeem or otherwise acquire any shares of our Junior Stock, and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any Junior Stock, except by conversion into or exchange for Junior Stock, or by the tendering of Junior Stock in payment for the exercise of options under our stock option plans then in effect; and

•	except by conversion into or exchange for Junior Stock, we may not, directly or indirectly, repurchase, redeem or otherwise acquire, and no monies may be paid to or made available for a sinking fund for the redemption of any shares of any Junior Stock or Parity Stock other than pursuant to pro rata offers to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of Series B Preferred Stock and such other Parity Stock.

The only Parity Stock we currently have outstanding is our Series A Preferred Stock. Any future Parity Stock issued by us will only have dividend periods which end on the same date as a dividend period.

     There can be no assurances that any dividends on the Series B Preferred Stock will be declared or, if declared, what the amounts of dividends will be or whether these dividends, if declared for any dividend period, will continue for any future dividend period. The declaration and payment of future dividends on the Series B Preferred Stock will be subject to business conditions, regulatory considerations, our earnings and financial condition and the judgment of our board of directors.

Dividends on the Series B Preferred Stock are also subject to federal regulatory restrictions. In addition, the likely source of funds will be dividends paid by the Bank, the payment of which is restricted by the provisions of California law.

Conversion Rights

     Each share of Series B Preferred Stock, unless previously redeemed, will be convertible at the option of the holder into shares of our common stock at the conversion price of $          per share of common stock, subject to adjustment in the events described below. The number of shares of common stock issuable upon conversion of each share of Series B Preferred Stock will be equal to $25.00 divided by the conversion price then in effect. Cash will be paid in lieu of issuing any fractional share interest.

     The holder of record of a share of Series B Preferred Stock on a record date related to the payment of a dividend declared on the Series B Preferred Stock will be entitled to receive the declared dividend on the corresponding Dividend Payment Date notwithstanding the conversion of the Series B Preferred Stock after the record date. No payment or adjustment is to be made on conversion for dividends declared on the shares of Series B Preferred Stock or for dividends declared on the common stock issued on conversion.

     The conversion price will be subject to adjustment if, after the Issue Date, any of the following events occur:

•	the issuance of any capital stock as a dividend or distribution on our common stock;

•	the combination, subdivision or reclassification or capital reorganization of our common stock;

•	the issuance to all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock at less than the then current conversion price, subject to certain exceptions;

•	a pro rata distribution to all holders of shares of our common stock consisting only of cash that, when combined with all other all cash distributions we made within the preceding 12 months and any cash and the fair market value of other consideration paid or payable for any tender offer by us for shares of our common stock concluded within the preceding 12 months, to the extent such payment in the aggregate exceeds 10% of our market capitalization on the record date of such distribution;

•	we complete a tender or exchange offer for shares of our common stock that involves an aggregate consideration that, together with any cash and other consideration payable in such offer expiring within the preceding 12 months and the aggregate amount of any all cash distributions referenced immediately above to all holders of shares of our common stock within the preceding 12 months, to the extent such payment exceeds 10% of our market capitalization on the expiration of such tender offer;

•	the distribution to all holders of our common stock of evidences of our indebtedness or other assets, including securities, but excluding the dividends, distributions, rights and warrants, referred to above, and any dividend or distribution paid in cash out of retained earnings; or

•	the issuance, sale or exchange of shares of our common stock, other than pursuant to any right or warrant to purchase common stock referred to above and other than pursuant to any dividend reinvestment plan or employee or director incentive or benefit plan or arrangement, including any employment, severance or consulting agreement, for consideration having a fair market value that is less than the current conversion price.

No adjustment of less than 1% of the conversion price will be required. Any adjustment not made due to this limitation must be carried forward, however, and taken into account in any subsequent adjustment determination. Except as stated above, the Series B Preferred Stock does not have rights protecting its holders against dilution resulting from the sale of additional shares of common stock by us.

     In the event of a consolidation or merger or similar transaction in which the outstanding shares of common stock are by operation of law exchanged for, or changed, reclassified or converted into, other stock or securities, or cash or other property, or any combination of stock, cash or property, the outstanding shares of Series B Preferred Stock will, after the transaction, be convertible on the same terms and conditions into the consideration receivable by a holder of the number of shares of common stock into which shares of Series B Preferred Stock could have been converted immediately prior to the transaction.

     If the Series B Preferred Stock is called for redemption, the conversion right will terminate at the close of business on the business day prior to the date fixed for redemption, unless we default in the payment of the redemption price. Conversion of shares of Series B Preferred Stock may be effected by delivering certificates evidencing the shares, together with written notice of conversion and a proper assignment of the certificates to us or in blank, to the office or agency to be maintained by us for that purpose.

     Fractional shares of common stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of the fractional interests. We will at all times reserve a sufficient number of shares of our common stock to effect the conversion of all shares of Series B Preferred Stock then outstanding.

Redemption

     Shares of Series B Preferred Stock will not be subject to redemption prior to            , 2005, unless the closing sale price per share of the common stock, as reported on the Nasdaq National Market or any exchange on which the common stock is then traded, has equaled or exceeded 125% of the Series B Preferred Stock conversion price per share for at least 30 consecutive trading days ending not more than five trading days prior to the date of mailing of the notice of redemption. The shares of Series B Preferred Stock will be redeemable at our option and, with the prior approval of the FRB, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after            , 2005, or earlier if the conditions set forth above are met, at the cash redemption price of $25.00 per share of Series B Preferred Stock, plus declared but unpaid dividends, if any, from the Dividend Payment Date immediately preceding the date fixed for redemption.

     If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, we will select those to be redeemed pro rata, or by lot, or in any other manner as our board of directors may determine. If a partial redemption of the Series B Preferred Stock would result in the delisting of the Series B Preferred Stock from any national securities exchange on which the shares of Series B Preferred Stock are then listed, we may only redeem the Series B Preferred Stock in whole.

     On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series B Preferred Stock called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as stockholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the certificates evidencing the shares of Series B Preferred Stock to be redeemed.

     We will not redeem or set aside funds for the redemption of any Parity Stock unless prior to or contemporaneously we redeem, or set aside funds for the redemption of, a number of shares of Series B Preferred Stock whose liquidation preference bears the same relationship to the aggregate liquidation preference of all shares of Series B Preferred Stock then outstanding as the liquidation preference of any Parity Stock then outstanding.

     Should we redeem any shares of Series B Preferred Stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the shares of Series B Preferred Stock to be redeemed as their addresses appear on our stock register.

Voting Rights

     The holders of our Series B Preferred Stock have no voting rights except as required by California law and as set forth in the Certificate of Determination.

     So long as any shares of Series B Preferred Stock are outstanding, if we fail to pay the full amount of stated cash dividends on the Series B Preferred Stock for any six or more quarterly dividend periods, or for four or more consecutive quarterly dividend periods, until we shall have paid or declared and set aside for payment full dividends on the Series B Preferred Stock for four consecutive quarterly dividend periods, the number of our directors will automatically be increased by two, and the holders of Series B Preferred Stock, together with any Voting Parity Stock, will have the right to elect those two additional members of our board of directors.

     Whenever this voting right vests, it may be exercised by the vote of the holders of a plurality of the shares of Series B Preferred Stock and Voting Parity Stock present and voting (separately as the class), in person or by proxy, at a special meeting of holders of the Series B Preferred Stock and Voting Parity Stock or at the next annual meeting of stockholders, or by written consent without a meeting of the holders of record of a majority of the outstanding shares of Series B Preferred Stock and Voting Parity Stock voting separately as one class. Unless action has been taken by written consent, we will call a special meeting at the earliest practicable date, and in any event within 20 days after receipt of a written request signed by the holders of record of at least 10% of the outstanding shares of the Series B Preferred Stock and Voting Parity Stock, subject to any applicable notice requirements imposed by our Bylaws. No special meeting will be required to be held during the 90-day period preceding the date fixed for the annual meeting of stockholders.

     Any director who has been elected by holders of the Series B Preferred Stock and Voting Parity Stock will hold office until the next annual meeting, and will be subject to re-election until the earliest to occur of: (i) the earlier payment, or declaration and setting aside for payment, of dividends on the Series B Preferred Stock for four consecutive dividend periods, (ii) the redemption of the outstanding shares of Series B Preferred Stock or (iii) our liquidation, dissolution or winding up. Any director so elected by the holders of the Series B Preferred Stock, unless otherwise required by law, may be removed at any time, with cause, by the vote of a plurality of the outstanding shares of the Series B Preferred Stock, together with the outstanding shares of Voting Parity Stock, in person or by proxy, at a duly held special meeting of those stockholders called for this purpose, or by written consent without a meeting of the holders of record of a majority of the outstanding shares of Series B Preferred Stock and Voting Parity Stock voting, separately as one class, and any vacancy created by this removal may also be filled at the special meeting or by written consent. A meeting for the removal of a director elected by the holders of the Series B

Preferred Stock and Voting Parity Stock and the filling of any vacancy created will be called at the earliest practicable date and in any event within 20 days after receipt of a request signed by the holders of not less than 10% of the outstanding shares of the Series B Preferred Stock and Voting Parity Stock, voting as a class, subject to any applicable notice requirements imposed by our Bylaws. The special meeting will be held at the earliest practicable date, provided that no special meeting will be required to be held during the 90-day period preceding the date fixed for the annual meeting of stockholders.

     Upon payment, or declaration and setting aside for payment, of dividends on the Series B Preferred Stock for four consecutive dividend periods, the terms of office of all directors elected by the holders of the shares of Series B Preferred Stock and Voting Parity Stock then in office will, without further action, terminate unless otherwise required by law. Upon termination, the number of directors constituting our board of directors will, automatically without further action, be reduced by two, subject always to the future increase in the number of directors in the case of the right of holders of the shares of Series B Preferred Stock and Voting Parity Stock to elect directors reoccurs.

     Unless otherwise required by law, any vacancy caused by the death or resignation of a director who has been elected by the holders of the Series B Preferred Stock and Voting Parity Stock may be filled by the remaining Series B Preferred Stock director or, if not so filled, by a vote of holders of a plurality of the shares of the Series B Preferred Stock and Voting Parity Stock present and voting, separately as one class, in person or by proxy, at a duly held special meeting, or by written consent by the holders of record of a majority of the outstanding shares of Series B Preferred Stock and Voting Parity Stock, voting separately as one class. Unless the vacancy has been filled by the remaining director or by written consent, the special meeting shall be called at the earliest practicable date after the director’s death or resignation, and in any event within 20 days after receipt of a written request signed by the holders of record of at least 10% of the outstanding shares of the Series B Preferred Stock and Voting Parity Stock, voting as a class, subject to any applicable notice requirements imposed by our Bylaws. No special meeting shall be required to be held during the 90-day period preceding the date fixed for the annual meeting of stockholders.

     If any meeting of the holders of the Series B Preferred Stock and Voting Parity Stock required by the Certificate of Determination to be called has not been called within 20 days after personal service of a written request by holders of at least 10% of the outstanding shares of Series B Preferred Stock and Voting Parity Stock, voting as a class, subject to any applicable notice requirements imposed by law or regulation, then the holders of record of at least 10% of the outstanding shares of the Series B Preferred Stock and Voting Parity Stock, voting as a class, may designate in writing one of their number to call the special meeting at our expense, and the special meeting may be called by the designated stockholder upon the notice required for annual meetings of stockholders or shorter notice, but in no event shorter than permitted by law or regulation, as may be acceptable to the holders of a majority of the total number of shares of Series B Preferred Stock and Voting Parity Stock. The designated stockholder will have access to the Series B Preferred Stock and Voting Parity Stock, stock record books for the purpose of calling the special meeting.

     At any meeting of the holders of the Series B Preferred Stock and Voting Parity Stock called in accordance with the provisions of the Certificate of Determination for the election or removal of directors, the presence in person or by proxy of the holders of more than one-third of the total number of shares of the Series B Preferred Stock and Voting Parity Stock will be required to constitute a quorum. In the absence of a quorum, a majority of the holders present in person or by proxy will have the power to adjourn the meeting from time to time without notice other than an announcement at the meeting, until a quorum is present.

     So long as any shares of Series B Preferred Stock are outstanding, we will not, without the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock, voting separately as a class:

•	amend, alter or repeal or otherwise change any provision of our Articles of Incorporation or Certificate of Designation authorizing and creating the Series B Preferred Stock, if the amendment, authorization or repeal would materially and adversely affect the rights, preferences, powers or privileges of the Series B Preferred Stock;

•	create, authorize, issue or increase the authorized or issued amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of our equity securities, which would constitute Parity Stock or Senior Stock, provided, however, that the consent of the holders of the Series B Preferred Stock will not be required in connection with the creation, authorization or issuance of Parity Stock unless the Parity Stock has cumulative dividend rights; or

•	pledge, hypothecate or otherwise encumber shares that we own, control or have the power to vote in a significant depository institution subsidiary in an amount which represents 25.00% or more of the equity in such subsidiary, unless the purpose of the pledge, hypothecation or encumbrance is for the express purpose of and the loan proceeds are used for the redemption of the Series B Preferred Stock.

     The creation or the issuance of noncumulative Parity Stock or Junior Stock, or an amendment which increases the number of authorized shares of preferred stock, will not be considered to be a material and adverse change requiring a vote of the holders of the Series B Preferred Stock.

     Our Certificate of Determination provides that so long as any shares of the Series B Preferred Stock are outstanding, we may not, without the consent of the holders of a majority of the Series B Preferred Stock and any other preferred stock entitled to vote on the transaction, consolidate with or merge into any other person or sell or lease all or substantially all of our assets to any person, if the consideration to be received by our common stockholders does not have at the time the transaction is entered into an aggregate fair market value (determined in the sole discretion of our board of directors) of at least 125% of the Series B Preferred Stock conversion price.

     Upon our consolidation with, or merger into, any other person or any conveyance, transfer or lease of all or substantially all our assets, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of ours under the shares of the Series B Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series B Preferred Stock.

Liquidation Preference

     The amount which the holders of outstanding shares of Series B Preferred Stock will be entitled to receive in the event of our liquidation, dissolution or winding up, whether voluntary or not, after payment or provision for payment of our debts and other liabilities, out of our assets available for distribution to stockholders, before any distribution of assets is made to the holders of the common stock or any Junior Stock as to distributions, will be $25.00 per share plus dividends declared and unpaid, to the date fixed for liquidation, dissolution or winding up, before any amount is paid or distributed among the holders of common stock or other Junior Stock.

     If, upon any voluntary or involuntary dissolution or winding up, the amounts payable related to the Series B Preferred Stock and any Parity Stock shall be insufficient to pay in full the amount to which such holders are entitled, the holders of the Series B Preferred Stock and Parity Stock will share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled, which, if applicable in the case of Parity Stock, may include accumulated dividends. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series B Preferred Stock will not be entitled to any further participation in any distribution of our assets. All distributions made with respect to the Series B Preferred Stock in connection with any liquidation, dissolution or winding up will be made pro rata to the holders of Series B Preferred Stock.

     A consolidation, merger, sale or transfer (for cash, shares of stock, other securities or other consideration) of all or substantially all of our assets will not be considered our liquidation, dissolution or winding up for this purpose; provided, however, that if the aggregate amount of cash receivable in exchange for or upon conversion of the Series B Preferred Stock in connection with a cash merger or other cash transaction would be less than the liquidation value of the Series B Preferred Stock, then the cash merger or transaction will be considered our liquidation, dissolution or winding up and will be subject to the rights described above.

Preemptive Rights

     No holder of any shares of Series B Preferred Stock will have any preemptive right to subscribe to stock, obligations, warrants or other securities of any class, whether now or authorized in the future.

No Other Rights

     Shares of common stock or Series B Preferred Stock do not have any preferences, voting powers or relative, participating, option or other special rights, except as set forth in our Articles of Incorporation and the Certificate of Determination or as otherwise required by law.

Transfer Agent

     The transfer agent for the Series B Preferred Stock will be U.S. Stock Transfer Corporation.

Book-Entry, Delivery and Form

     The Depository Trust Company (“DTC”) will act as securities depositary for our Series B Preferred Stock. Our Series B Preferred Stock will be issued only as fully-registered securities registered in the name of Cede & Co., the depositary’s nominee. One or more fully-registered global security certificates, representing the total aggregate number of shares of our Series B Preferred Stock, will be issued and deposited with the depositary and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below. Upon issuance of the Series B Preferred Stock and the deposit of the global certificate with or on behalf of DTC, DTC will immediately credit, on its book-entry registration and transfer system, the respective number of shares of Series B Preferred Stock represented by such certificate to the accounts of the participants. The accounts to be credited will be designated by the underwriters.

     The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. Those laws may impair the ability to transfer beneficial interests in our Series B Preferred Stock so long the shares of our Series B Preferred Stock are represented by global security certificates.

     The depositary is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     The depositary holds securities that its participants deposit with the depositary. The depositary also facilitates the settlement among its participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thus eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The depositary is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc., collectively referred to as participants. Access to the depositary system is also available to others, including securities brokers and dealers, bank and trust companies that clear transactions through or maintain a direct or indirect custodial relationship with a direct participant either directly or indirectly, collectively referred to as indirect participants. The rules applicable to the depositary and its participants are on file with the SEC.

     No Series B Preferred Stock represented by global security certificates may be exchanged in whole or in part for our Series B Preferred Stock in registered form, and no transfer of global security certificates will be made in whole or in part for our Series B Preferred Stock in registered form, and no transfer of global security certificates in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary, unless, however, the depositary has notified us that it is unwilling or unable to continue as depositary for the global security certificates, has ceased to be qualified to act, or there is a continuing default by us in respect of our obligations under our Series B Preferred Stock , the Certificate of Determination or any other principal agreements or instruments executed in connection with this offering.

     As long as the depositary or its nominee is the registered owner of the global security certificates, the depositary or that nominee will be considered the sole owner and holder of the global security certificates and all of our Series B Preferred Stock represented by those certificates for all purposes under our Series B Preferred Stock. Except in the limited circumstances referred to above, owners of beneficial interest in global security certificates will not be entitled to have the global security certificates or shares of our Series B Preferred Stock represented by those certificates registered in their names, will not receive or be entitled to receive physical delivery of our Series B Preferred Stock certificates in exchange and will not be considered to be owners or holders of the global security certificates or any of our Series B Preferred Stock represented by those certificates for any purpose under our Series B Preferred Stock . Accordingly, all payments on our Series B Preferred Stock represented by the global security certificates and all related transfers and deliveries of common stock will be made to the depositary or its nominee as their holder.

     Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with the depositary or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee with respect to participants’ interests or by the participant with respect to interests of persons held by the participants on their behalf.

     Procedures for conversion of the Series B Preferred Stock will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit the settlement without the physical movement of certificates. Payments, transfers, deliveries, exchanges, voting and the exercises of any other rights or matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

     Neither we, nor any of our agents, will have any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of the depositary’s records or any participant’s records relating to those beneficial ownership interests.

     The information in this section concerning the depositary and its book-entry system has been obtained from sources that we believe to be reliable, but we do not take responsibility for its accuracy.

Replacement of Series B Preferred Stock Certificates

     If physical certificates are issued, we will replace any mutilated certificate at your expense upon surrender of that certificate to the transfer agent. We will replace certificates that become destroyed, lost or stolen at your expense upon delivery to us and the transfer of satisfactory evidence that the certificate has been destroyed, lost or stolen, together with any indemnity that may be required by the transfer agent and us.

     We, however, are not required to issue any certificates representing shares of our Series B Preferred Stock on or after any conversion date thereof. In place of the delivery of a replacement certificate following such conversion date, the transfer agent, upon delivery of the evidence and indemnity described above, will deliver the shares of our common stock issuable pursuant to the terms of our Series B Preferred Stock evidenced by the certificate.

DESCRIPTION OF OTHER CAPITAL STOCK

     We are authorized to issue up to 15,000,000 shares of common stock and up to 10,000,000 shares of preferred stock. Our capital stock does not represent or constitute a deposit account and is not insured by the FDIC.

     The following description of our capital stock does not purport to be complete and is qualified in all respects by reference to our Articles of Incorporation and Bylaws, and the California General Corporation Law. See “Where You Can Find More Information.”

Vineyard Common Stock

     Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors out of funds legally available therefore and, upon liquidation, to receive pro rata all of our assets, if any, available for distribution after the payment of creditors. Holders of our common stock have no preemptive rights to subscribe for any additional securities of any class that we may issue, nor any conversion, redemption or sinking fund rights. Holders of our common stock have the right to cumulate votes in the election of directors, provided at least one shareholder provides notice of their intent to cumulate after nominations have been announced and prior to voting. The rights and privileges of holders of our common stock are subject to the rights and preferences established for holders of our Series A Preferred Stock and any preferences that our board of directors may set for any other series of preferred stock that we may issue in the future, including the Series B Preferred Stock offered by this prospectus.

Vineyard Preferred Stock

     General. Under our Articles of Incorporation, we may issue shares of preferred stock in one or more series, as may be determined by our board of directors. Our board of directors or a committee thereof may also establish, from time to time, the number of shares to be included in each series and may fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, including par value, number of shares issued and interest rate, and within the limitation or restrictions stated in any resolution of the board of directors originally fixing the number of shares constituting a series, to increase or decrease the number of shares of any series, their par value or designation, provided, however, that a majority of the holders of Series A Preferred Stock (discussed below), voting separately as a class, must consent to any amendment, alteration or repeal of any provision with respect to the Series A Preferred Stock which adversely affects such holders relative rights, preferences, qualifications, limitation or restrictions. Any preferred stock issued will rank senior to common stock with respect to the payment of dividends or amounts paid upon our liquidation, winding up or dissolution, or both. Under certain circumstances, the issuance of shares of preferred stock, or merely the existing authorization of the board of directors to issue shares of preferred stock, may tend to discourage or impede a merger or other change in control.

     Series A Preferred Stock. In December 2002, we issued 50 shares of our Series A Preferred Stock at $50,000 per share to eight individual investors for aggregate proceeds of $2.5 million. Each share of Series A Preferred is entitled to a noncumulative, annual dividend of 7.0%, payable quarterly. The Series A Preferred Stock is not convertible into common stock and is redeemable at our option at face value, plus any declared and unpaid dividends. With each issued share of Series A Preferred Stock, we issued a warrant to purchase 2,000 shares of our common stock at $15.00 per share. Each warrant has been adjusted to purchase 2,100 shares at $14.29 per share to reflect the 5% stock dividend declared in December 2002. Each warrant must be exercised prior to December 18, 2005 or it will expire pursuant to its terms.

     See “Description of Series B Preferred Stock” for information on the Series B Preferred Stock proposed to be issued hereunder.

Transfer Agent

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

MATERIAL FEDERAL U.S. INCOME TAX CONSIDERATIONS

General

     The following is a discussion of the material United States federal income tax consequences applicable to holders of the Series B Preferred Stock resulting from their purchase, ownership and disposition of the Series B Preferred Stock (and any common stock received upon conversion). This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service (“IRS”) and judicial decisions, all of which are subject to change, possibly with retroactive effect.

     This discussion does not purport to address all of the United States federal income tax consequences that may be applicable to particular holders, including brokers or dealers in securities, financial institutions, traders in securities, persons subject to the alternative minimum tax, insurance companies, persons that hold the Series B Preferred Stock or common stock issued upon its conversion as part of a hedge, conversion, integrated or constructive sale transaction or as part of a straddle, persons whose functional currency is not the United States dollar and tax-exempt organizations. In addition, except as otherwise provided, this discussion addresses only material United States federal income tax consequences and does not describe any United States federal estate or gift tax consequences or the tax consequences arising out of the application of the tax laws of any state, local or foreign jurisdiction. This discussion applies only to those persons who are the initial holders of the Series B Preferred Stock. In addition, this discussion is limited to those holders who are U.S. persons and who hold the Series B Preferred Stock and the common stock as a “capital asset.”

     As used herein, the term “U.S. Holder” means a holder that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation (or other entity treated as a corporation) created in or under the laws of the United States or of any State thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source;

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (including certain trusts in existence on August 20, 1996 and treated as United States persons prior to such date that timely elected to continue to be treated as United States persons); or

•	a partnership that is created or organized in or under the laws of the United States or of any state thereof.

U.S. Holders of Series B Preferred Stock

     Distributions in General. Distributions with respect to the Series B Preferred Stock (or common stock issued upon conversion) will be treated as dividends and taxable as ordinary income to the extent of our current and accumulated earnings and profits as calculated for the United States federal income tax purposes. On May 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003, which reduces the maximum tax rate on dividends for most non-corporate taxpayers to 15% until 2008. To the extent that the amount of a distribution with respect to the Series B Preferred Stock (or common stock issued upon conversion) exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the holder’s adjusted tax basis, and thereafter as capital gain from the sale of the Series B Preferred Stock (taxable as described below under “-Sale, Redemption or Other Taxable Disposition of the Series B Preferred Stock”).

     Subject to certain exceptions and limitations, a U.S. Holder that is a corporation may be entitled to a dividends-received deduction (generally at a 70% rate) with respect to amounts treated as dividends on the Series B Preferred Stock (or common stock issued upon conversion) but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. The benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax. In determining entitlement to the dividends-received deduction, corporate holders must consider certain provisions that may limit the availability of the deduction including the holding period rules under Section 246(c) of the Code, the debt-financed stock rules of Section 246A of the Code and the extraordinary dividend rules of Section 1059 of the Code.

     Conversion of the Series B Preferred Stock. A holder generally will not recognize gain or loss upon the conversion of the Series B Preferred Stock into common stock, except with respect to cash paid in lieu of fractional shares of common stock.

     Generally, a holder’s adjusted tax basis in the common stock received upon the conversion of the Series B Preferred Stock will equal the adjusted tax basis of the converted Series B Preferred Stock (other than the portion of such Series B Preferred Stock the conversion of which resulted in the recognition of gain or loss due to the receipt of cash or other property in lieu of fractional shares). The holding period of such common stock will include the holding period of the converted Series B Preferred Stock.

     Adjustment of Conversion Price in Respect of Series B Preferred Stock. In general, adjustments to the conversion ratio of preferred stock to prevent dilution because of a stock dividend or stock split will not be taxable. However, an adjustment to the conversion price ratio to reflect our issuance of certain rights, warrants, evidences of indebtedness, stock, securities or other assets to holders of common stock (an “Adjustment”) may result in a constructive dividend to the holders of the Series B Preferred Stock if such change has the effect of increasing the holder’s proportionate interest in our earnings and profits or assets. The amount of any such constructive dividend would be the fair market value on the date of the Adjustment of the additional number of shares of common stock to which holders of Series B Preferred Stock would be entitled by reason of the increase in the proportionate interests of such holders in our assets or earnings and profits.

     Excessive Redemption Price. Under Section 305(c) of the Code and the regulations of the Treasury Department promulgated thereunder, if the redemption price of Series B Preferred Stock exceeds its issue price (i.e., its fair market value at its date of original issue) by more than a de minimis amount, such excess may be treated as a constructive distribution that will be treated in the same manner as distributions described above under “-Distributions in General.” A holder of such Series B Preferred Stock would generally be required to treat such excess as a constructive distribution received by the holder over the life of such stock under a constant interest (economic yield) method that takes into account the compounding of yield. It is anticipated that the redemption price of the Series B Preferred Stock will not exceed its issue price by more than a de minimis amount. Therefore, we intend to take the position that our redemption right does not result in a constructive distribution.

     Sale or other Taxable Disposition of the Series B Preferred Stock. Upon a sale or other taxable disposition of Series B Preferred Stock (or common stock issued upon conversion) other than a redemption, a holder generally (except upon certain circumstances as discussed below) will recognize capital gain or loss for United States federal income tax purposes in an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder’s adjusted tax basis in the Series B Preferred Stock (or common stock issued upon conversion). Such gain or loss will be long-term capital gain or loss if the Series B Preferred Stock (or common stock issued upon conversion) has been held by the holder for more than one year at the time of disposition. The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduces the maximum tax rate on long-term capital gains for most non-corporate taxpayers to 15%

through 2008. The deductibility of capital losses by non-corporate taxpayers is subject to limitations which were not affected by the Act.

     Redemption of the Series B Preferred Stock. A holder will recognize gain or loss upon the redemption of the Series B Preferred Stock for cash. The redemption will be treated as a sale or exchange and therefore qualify for the capital gains treatment described above if, taking into account stock that is actually or constructively owned under the constructive ownership rules of Section 318 of the Code by such holder, either (i) the holder’s interest in us is completely terminated as a result of the redemption, (ii) the holder’s percentage ownership of our voting stock immediately after the redemption is less than 80% of such holder’s percentage ownership immediately before the redemption or (iii) the redemption is “not essentially equivalent to a dividend.” Whether a redemption is not essentially equivalent to a dividend depends on each holder’s facts and circumstances, but in any event requires a “meaningful reduction” in such holder’s equity interest in us.

     If none of the above conditions necessary for sale or exchange treatment is satisfied, the entire amount of the cash received in the redemption will be treated as a distribution, which will be treated in the same manner as distributions described above under “-Distributions in General.” In such case, the holder’s adjusted tax basis in the redeemed stock would be transferred to the holder’s remaining shares of our stock, subject, in the case of a corporate taxpayer, to reduction or possible gain recognition under Section 1059 of the Code in an amount equal to the non-taxed portion of the dividend. If the holder does not actually own any other stock, but, instead, is deemed to have a constructive ownership interest in us, the holder may lose the benefit of its adjusted tax basis in the redeemed stock. However, the holder’s adjusted tax basis in the redeemed stock may be shifted to our stock owned by the related person whose stock the holder is deemed to own constructively.

     Information Reporting and Backup Withholding on U.S. Holders. We generally will be required to report to certain holders of our Series B Preferred Stock (or common stock issued upon its conversion) and to the IRS the amount of any dividends paid to a holder in each calendar year and the amounts of any tax withheld.

     Backup withholding may apply with respect to our payments of dividends on the Series B Preferred Stock (or common stock issued upon conversion) and to certain payments of proceeds on the sale or redemption of the Series B Preferred Stock. Under the Jobs and Growth Tax Relief Reconciliation Act of 2003, the backup withholding tax rate was reduced to 28%. Backup withholding may be avoided if the beneficial owner of such Series B Preferred Stock (or common stock issued upon conversion) furnishes us or our agent with a federal taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. If the Series B Preferred Stock (or common stock issued upon conversion) is sold to (or through) a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the IRS, unless the broker determines that the seller is an exempt recipient. The term “broker” as defined by regulations of the Treasury Department includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

     Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder’s United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the IRS. In addition, certain penalties may be imposed by the IRS on a holder who is required to supply information but does not do so in the proper manner.

     THE FOREGOING SUMMARY IS FOR GENERAL INFORMATION ONLY, IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF THE SERIES B PREFERRED STOCK IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE SERIES B PREFERRED STOCK SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP, TRANSFER AND DISPOSITION OF THE SERIES B PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

UNDERWRITING

     Subject to the terms and conditions set forth in the underwriting agreement between us and the underwriters named below for whom RBC Dain Raucher Inc. is acting as the representative, the underwriters named below have severally agreed to purchase from us an aggregate of 1,000,000 shares of Series B Preferred Stock in the amount set forth opposite their respective names in the table below.

Underwriters	Number of Shares

RBC Dain Rauscher Inc.

Total

     The underwriting agreement provides that the underwriters’ obligations are subject to specified conditions precedent and that the underwriters are committed to purchase all of the shares of our Series B Preferred Stock offered by this prospectus if the underwriters purchase any of the shares of Series B Preferred Stock. If the underwriters default, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the Series B Preferred Stock offered by this prospectus, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of the officers’ certificates and legal opinions.

     The underwriters have advised us that they propose to offer the shares of Series B Preferred Stock to the public at the offering price, less the underwriting discount, set forth on the cover page of this prospectus and to selected dealers at such price less a concession not in excess of $          per share. The underwriters may allow, and such dealers may allow, a discount not in excess of $          per share to certain other brokers and dealers. After the offering, the public offering price, concession, discount and other selling terms may be changed by the underwriters.

     We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 150,000 additional shares of our Series B Preferred Stock, solely to cover over-allotments, if any, made in connection with the distribution of the Series B Preferred Stock being offered, at the same price per share to be paid by the underwriters for the other shares of Series B Preferred Stock offered hereby. If the underwriters purchase any of the additional Series B Preferred

Stock under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above.

     Prior to the offering, there has been no public market for our Series B Preferred Stock. The public offering price was determined by negotiations between us and the underwriters.

     We have applied to list our Series B Preferred Stock for quotation on the American Stock Exchange. The underwriters have advised us that they intend to make a market in the Series B Preferred Stock but they are not obligated to do so and the underwriters and any other broker-dealer making a market in our stock may discontinue any such market making at any time without notice.

     The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares of Series B Preferred Stock.

	Without	With
	Over-allotment	Over-Allotment

Per share
Total

     In connection with the offering of the shares of our Series B Preferred Stock, the underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the SEC’s Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the shares of our Series B Preferred Stock. Such transactions may include over-allotment transactions in which an underwriter creates a short position for its own account by selling more shares of our Series B Preferred Stock than it is committed to purchase from us. In such a case, to cover all or part of the short position, the underwriters may purchase shares of our Series B Preferred Stock in the open market following completion of the initial offering of the shares of our Series B Preferred Stock. The underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of our Series B Preferred Stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the shares of our Series B Preferred Stock. The underwriters may also reclaim any selling concession allowed to a dealer if the underwriters repurchase shares distributed by that dealer. Any of the foregoing transactions may result in the maintenance of a price for the shares of our Series B Preferred Stock at a level above that which might otherwise prevail in the open market. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of our Series B Preferred Stock. The underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise.

     In connection with this offering, some underwriters and any selling group members and their respective affiliates may also engage in passive market making transactions in our Series B Preferred Stock on the American Stock Exchange. Passive market making consists of displaying bids on the American Stock Exchange limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our Series B Preferred Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

     We and each of our directors and executive officers have agreed for a period of 180 days after the date of this prospectus, that we and they will not, without the prior written consent of RBC Dain Rauscher Inc. on behalf of the underwriters, directly or indirectly, (1) offer, pledge (except for pledges granted prior to the date of this prospectus), sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock or (2) enter into any swap or other agreement that transfers, in whole or in part, any economic equivalent of ownership of shares of our common stock or Series B Preferred Stock.

     We agreed to indemnify the underwriters and their controlling persons against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect thereof.

EXPERTS

     The consolidated financial statements as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002 included in this prospectus have been audited by Vavrinek, Trine, Day & Company LLP, independent auditors, as stated in their report appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

     The validity of our common stock offered by this prospectus will be passed upon for us by Patton Boggs LLP, Washington, D.C. Certain legal matters relating to this offering will be passed upon for the underwriters by Silver, Freedman & Taff, L.L.P., Washington, D.C. As of the date of this prospectus, certain members of Patton Boggs LLP owned in the aggregate approximately 1,500 shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-2 with the SEC. This prospectus, which is part of the registration statement, does not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual contracts of documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits and schedule, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are “incorporating by reference” into this prospectus certain information we filed with the SEC, which means that we are disclosing important information to you by referring you to other documents that we filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. These documents contain important information about us. This prospectus incorporates by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2003 and the quarter ended June 30, 2003;

•	our Current Report on Form 8-K filed with the SEC on July 24, 2003;

•	our Current Report on Form 8-K filed with the SEC on July 8, 2003;

•	our Current Report on Form 8-K filed with the SEC on July 7, 2003;

•	our Current Report on Form 8-K filed with the SEC on April 9, 2003;

•	our Current Report on Form 8-K filed with the SEC on April 7, 2003;

•	our Current Report on Form 8-K filed with the SEC on March 28, 2003; and

•	our Current Reports on Form 8-K filed with the SEC on January 21, 2003.

     You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

     Vineyard National Bancorp

     Attn: Corporate Secretary
     9590 Foothill Boulevard
     Rancho Cucamonga, CA 91730
     (909) 987-0177

Independent Auditors’ Report

Board of Directors and Stockholders
Vineyard National Bancorp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Vineyard National Bancorp and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders’ equity and statements of cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vineyard National Bancorp and Subsidiaries as of December 31, 2002 and 2001, the results of their operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Vavrinek, Trine, Day & Company LLP
Rancho Cucamonga, California
February 14, 2003

VINEYARD NATIONAL BANCORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001

	(dollars in thousands)
ASSETS
Cash and due from banks	$17,533	$8,430
Federal funds sold	15,829	6,280

Total Cash and Cash Equivalents	33,362	14,710

Investment securities
Available-for-sale	87,553	30,550
Loans, net of unearned income	251,139	133,107
Loans held for sale	2,112	4,471

	253,251	137,578
Less: Allowance for loan losses	(3,003)	(1,450)

	250,248	136,128
Bank premises and equipment, net	5,600	5,388
Accrued interest	1,487	901
Federal Home Loan Bank and other stock at cost	2,270	177
Deferred income tax asset	2,328	1,413
Other assets	2,454	2,019

TOTAL ASSETS	$385,302	$191,286

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Deposits
Non-interest-bearing	$61,906	$45,951
Interest-bearing	225,606	113,430

Total deposits	287,512	159,381
Federal Home Loan Bank advances	45,000	3,000
Other Borrowings	5,000	—
Convertible debentures	—	3,750
Subordinated debentures	5,000	—
Company obligated preferred securities of subsidiary trust holding floating rate junior subordinated deferrable interest debentures	17,000	12,000
Accrued interest and other liabilities	5,832	2,700

TOTAL LIABILITIES	365,344	180,831

COMMITMENTS AND CONTINGENCIES (Note #13)	—	—
Stockholders’ Equity
Contributed capital
Perpetual preferred stock - no par value, authorized 10,000,000 shares, issued and outstanding 50 shares in 2002 and no shares in 2001	2,450	—
Common stock - no par value, authorized 15,000,000 shares, issued and outstanding 2,849,680 shares in 2002 and 1,969,780 shares in 2001	6,052	2,151
Additional paid-in capital	3,307	3,307
Stock dividends to be distributed	2,026	—
Retained earnings	6,014	5,032
Accumulated other comprehensive income / (loss)	109	(35)

TOTAL STOCKHOLDERS’ EQUITY	19,958	10,455

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$385,302	$191,286

The accompanying notes are an integral part of these financial statements.

VINEYARD NATIONAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

	(dollars in thousands, except per share amounts)
Interest Income
Interest and fees on loans	$16,457	$10,069	$8,083
Interest on investment securities - taxable	2,631	935	504
Interest on deposits in other financial institutions	—	6	14
Interest on Federal funds sold	82	592	364

TOTAL INTEREST INCOME	19,170	11,602	8,965

Interest Expense
Interest on savings deposits	113	182	201
Interest on NOW and money market deposits	1,670	550	420
Interest on time deposits in denominations of $100,000 or more	1,352	998	426
Interest on other time deposits	1,279	1,556	999
Interest on Federal funds purchased and other borrowings	1,351	300	2

TOTAL INTEREST EXPENSE	5,765	3,586	2,048

NET INTEREST INCOME	13,405	8,016	6,917
Provision for Loan and Lease Losses	(1,430)	(773)	(256)

NET INTEREST INCOME AFTER
PROVISION FOR LOAN
AND LEASE LOSSES	11,975	7,243	6,661

Other Income
Fees and service charges	1,518	1,581	1,456
Gain on sale of loans	534	338	107
Net gain on sale of investment securities	1,285	6	—
Other income	570	266	19

TOTAL OTHER INCOME	3,907	2,191	1,582

Other Expenses
Salaries and employee benefits	5,125	4,331	3,325
Occupancy expense of premises	878	682	622
Furniture and equipment expense	780	605	547
Other expenses	4,010	2,677	2,680

TOTAL OTHER EXPENSES	10,793	8,295	7,174

INCOME BEFORE INCOME TAXES	5,089	1,139	1,069
INCOME TAX EXPENSE / (BENEFIT)	2,081	(17)	449

NET INCOME	$3,008	$1,156	$620

EARNINGS PER SHARE
BASIC	$1.32	$0.59	$0.32

DILUTED	$1.12	$0.52	$0.32

The accompanying notes are an integral part of these financial statements.

VINEYARD NATIONAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

		Common Stock			Stock			Accumulated
	Perpetual			Additional	Dividend			Other
	Preferred	Number of		Paid-in	To Be	Comprehensive	Retained	Comprehensive
	Stock	Shares	Amount	Capital	Distributed	Income / (Loss)	Earnings	Income / (Loss )	Total

	(dollars in thousands)
Balance, December 31, 1999		1,862,774	$2,107	$3,307			$3,256	$(39)	$8,631
Stock options exercised		2,052	6						6
Comprehensive income
Net income						$620	620		620
Unrealized security holding gains (net of $ 28 tax)						39		39	39

Total Comprehensive income						$659

Balance, December 31, 2000	—	1,864,826	2,113	3,307	—		3,876	—	9,296
Stock options exercised		11,300	38						38
Comprehensive income
Net income						1,156	1,156		1,156
Unrealized security holding losses (net of $ 28 tax)						(38)		(38)	(38)
less reclassification adjustments for realized gains (net of $ 2 tax)						3		3	3

Total Comprehensive income						$1,121

Balance, December 31, 2001	—	1,876,126	2,151	3,307	—		5,032	(35)	10,455
Issuance of preferred stock	$2,450								2,450
Stock options exercised		92,400	350						350
Conversion of convertible debentures		787,500	3,551						3,551
Stock Dividend to be distributed		93,654			$2,026		(2,026)		—
Comprehensive income
Net income						3,008	3,008		3,008
Unrealized security holding gains (net of $ 644 tax)						889		889	889
less reclassification adjustments for realized gains (net of $ 539 tax)						(745)		(745)	(745)

Total Comprehensive income						$3,152

Balance, December 31, 2002	$2,450	2,849,680	$6,052	$3,307	$2,026		$6,014	$109	$19,958

The accompanying notes are an integral part of these financial statements.

VINEYARD NATIONAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000

	(dollars in thousands)
Cash Flows from Operating Activities
Net Income	$3,008	$1,156	$620

Adjustments to Reconcile Net Income to Net Cash Provided by / (Used In) Operating Activities
Depreciation	668	534	548
Investment securities accretion/amortization	515	141	(32)
FHLB Dividends	(43)	—	—
Provision for loan and lease losses	1,430	773	256
Provision for OREO losses	—	—	32
Loss on sale of equipment	1	42	—
Increase / (decrease) in taxes payable	2,732	(486)	(147)
(Increase) / decrease in deferred taxes	(1,529)	(475)	13
Decrease / (Increase) in other assets	7	(1,560)	(244)
Decrease in cash surrender value of life insurance policies	46	—	—
Decrease / (increase) in loans held for sale	2,359	(4,236)	600
Increase / (decrease) in unearned loan fees	235	(95)	(298)
(Increase) / decrease in interest receivable	(586)	(331)	3
(Decrease) / increase in interest payable	(5)	674	47
Increase / (decrease) in accrued expense and other liabilities	352	259	(1,119)
Gain on sale of investment securities, net	(1,285)	(6)	—
Loss on sale of OREO	—	—	12

Total Adjustments	4,897	(4,766)	(329)

Net Cash Provided By / (Used In) Operating Activities	7,905	(3,610)	291

Cash Flows From Investing Activities
Proceeds from maturities of investment securities, available-for-sale	21,500	25,035	5,000
Proceeds from sales of investment securities, available-for-sale	137,421	7	—
Purchase of investment securities available-for-sale	(36,007)	(27,997)	(1,000)
Purchase of mortgage-backed securities available-for-sale	(188,466)	(24,569)	—
Proceeds from principal reductions and maturities of mortgage-backed securities available-for-sale	9,567	2,307	—
Net decrease in deposits in other financial institutions	—	198	297
Purchase of Federal Home Loan Bank stock, net	(2,050)	(177)	—
Proceeds from sale of Federal Reserve Bank stock	—	177	—
Recoveries on loans previously written off	166	22	130
Net loans made to customers and principal collections of loans	(118,310)	(53,853)	5,526
Purchase of life insurance policies	(124)	(256)	—
Proceeds from disposal of life insurance policies	—	2,528	—
Capital expenditures	(883)	(481)	—
Proceeds from sale of property, plant and equipment	2	—	21
Proceeds from sale of OREO	—	—	219

Net Cash (Used In) / Provided By Investing Activities	(177,184)	(77,059)	10,193

The accompanying notes are an integral part of these financial statements.

VINEYARD NATIONAL BANCORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000, Continued

	2002	2001	2000

	(dollars in thousands)
Cash Flows From Financing Activities
Net increase / (decrease) in demand deposits, NOW accounts, savings accounts, and money market deposits	94,250	24,534	(2,025)
Net increase / (decrease) in certificates of deposits	33,881	35,264	(2,915)
Proceeds from issuance of perpetual preferred stock	2,450	—	—
Proceeds from issuance of trust preferred securities	5,000	12,000	—
Proceeds from issuance of convertible debentures	—	3,750	—
Proceeds from issuance of subordinated debt	5,000	—	—
Increase in other borrowings	5,000	—	—
Net change in Federal Home Loan Bank advances	42,000	3,000	—
Stock options exercised	350	38	6

Net Cash Provided By / (Used In) Financing Activities	187,931	78,586	(4,934)

Net Increase / (Decrease) in Cash and Cash Equivalents	18,652	(2,083)	5,550

Cash and Cash Equivalents, Beginning of year	14,710	16,793	11,243

Cash and Cash Equivalents, End of year	$33,362	$14,710	$16,793

Supplementary Information
Change in valuation allowance for investment securities	$144	$(35)	$67

Conversion of convertible debentures	$3,551	$—	$—

Income taxes paid	$876	$944	$583

Interest paid	$5,770	$2,912	$2,001

     The accompanying notes are an integral part of these financial statements.

Note #1 - Summary of Significant Accounting Policies

The accounting and reporting policies of Vineyard National Bancorp (the Company) and Subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. A summary of the Company’s significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows:

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries, Vineyard National Bank (the Bank), Vineyard Statutory Trust I, and Vineyard Statutory Trust II. Intercompany balances and transactions have been eliminated.

Nature of Operations

The Company has been organized as a single reporting segment and operates six branches within San Bernardino and Los Angeles Counties. The Company provides a variety of financial services to individuals and small-to-medium sized businesses and offers a full range of commercial banking services including the acceptance of checking and savings deposits, and the making of various types of installment, commercial and real estate loans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due From Banks

Banking regulations require that all banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank complied with the reserve requirements as of December 31, 2002.

The Bank maintains amounts due from banks that exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Note #1 - Summary of Significant Accounting Policies, Continued

Investment Securities

In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which addresses the accounting for investments in equity securities that have readily determinable fair values and for investments in all debt securities, securities are classified in three categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and are measured at amortized cost; debt and equity securities bought and held principally for the purpose of selling in the near term are classified as trading securities and are measured at fair value, with unrealized gains and losses included in earnings; debt and equity securities deemed as available-for-sale are measured at fair value, with unrealized gains and losses reported in a separate component of stockholders’ equity. Gains or losses on sales of investment securities are determined on the specific identification method. Premiums and discounts on investment securities are amortized or accreted using the interest method over the expected lives of the related securities.

Loans and Interest on Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days or when, in the opinion of management, there is reasonable doubt as to collectibility. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The Bank considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Measurement of impairment is based on the expected future cash flows of an impaired loan which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Bank selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the fair value of the collateral. The Bank recognizes interest income on impaired loans based on its existing methods of recognizing interest income on nonaccrual and troubled debt restructured loans.

Loans Held for Sale

Mortgage loans held for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate market. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales are recognized at the time of sale and are determined by the difference between the net proceeds and the carrying value of the loans sold. Gains and losses on sales of loans are included in non-interest income.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan and lease portfolio. The amount of the allowance is based on management’s evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. The allowance is increased by a provision for loan and lease losses, which is charged to expense and reduced by charge-offs, net of recoveries.

Note #1 - Summary of Significant Accounting Policies, Continued

Premises and Equipment

Land is carried at cost. Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures and forty years for buildings. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred. Total depreciation expense for the reporting periods ending December 31, 2002, 2001, and 2000, was approximately $0.7 million, $0.5 million, and $0.5 million, respectively.

Other Real Estate Owned

Other real estate owned, which represents real estate acquired through foreclosure, is stated at the lower of the carrying value of the loan or the estimated fair value less estimated selling costs of the related real estate. Loan balances in excess of the fair value of the real estate acquired at the date of acquisition are charged against the allowance for loan losses. Any subsequent declines in estimated fair value less selling costs, operating expenses or income and gains or losses on disposition of such properties are charged to current operations. The Company had no such properties at December 31, 2002 or 2001.

Accounting for Vineyard Statutory Trust I and Vineyard Statutory Trust II

Vineyard Statutory Trust I and II are statutory business trusts created for the exclusive propose of issuing and selling Trust Securities and using the proceeds to acquire the Floating Rate Junior Subordinated Deferrable Interest debentures issued by the Company.

For financial reporting purposes, Vineyard Statutory Trust I and II are treated as subsidiaries of Vineyard National Bancorp and, accordingly, the accounts are included in the consolidated financial statements of the Company. The Trust Securities are presented as a separate line item in the consolidated balance sheet under the caption “Company Obligated Floating Rate Junior Subordinated Deferrable Interest Debentures.” For financial reporting purposes, the Company records the dividend distributions payable on the Trust Securities as interest expense in the consolidated statement of income.

Income Taxes

Provisions for income taxes are based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method as prescribed in SFAS No. 109, “Accounting for Income Taxes.”

Earnings Per Share (EPS)

Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Stock-Based Compensation

SFAS No. 123, “Accounting for Stock-Based Compensation,” encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. The pro forma effects of adoption are disclosed in Note #21.

Note #1 - Summary of Significant Accounting Policies, Continued

Stock-Based Compensation, Continued

Had compensation cost for the Bank’s stock options plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Bank’s net income and earning per share (EPS) would have been reduced to the pro forma amount indicated below (in thousands, except per share amounts):

	2002	2001	2000

Net income:
As reported	$3,008	$1,156	$620
Stock-Based compensation using the intrinsic value method	—	—	—
Stock-Based compensation that would have been reported using the fair value method of SFAS 123	(301)	(81)	(2)

Pro Forma net income - Used in Basic EPS	2,707	1,075	618
Dilutive effect of convertible debentures	147	156	—

Pro Forma net income - Used in Diluted EPS	$2,854	$1,231	$618

Basic earnings per share:
As reported	$1.32	$0.59	$0.32
Pro forma	$1.19	$0.55	$0.32

Diluted earnings per share:
As reported	$1.12	$0.52	$0.32
Pro forma	$1.01	$0.48	$0.32

Comprehensive Income

The Company follows SFAS No. 130, “Reporting Comprehensive Income,” which requires the disclosure of comprehensive income and its components. Changes in unrealized gains/(losses) on available-for-sale securities, net of income taxes, is the only component of accumulated other comprehensive income for the Company.

Reclassifications

Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to 2002 classifications.

Current Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for by a single method – the purchase method. SFAS No. 141 also specifies the criteria required for intangible assets to be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 (as superceded by SFAS No. 144), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The Company is required to adopt the provisions of SFAS No. 141 immediately and SFAS No. 142 effective January 1, 2002. The adoption of SFAS Nos. 141 and 142 did not have a material impact on the financial condition or operating results of the Company.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement is effective for financial statements issued for fiscal years beginning after

Note #1 - Summary of Significant Accounting Policies, Continued

June 15, 2002. The Company does not expect adoption of SFAS No. 143 to have a material impact on the financial condition or operating results of the Company.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and APB Opinion No. 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 did not have a material impact on the financial condition or operating results of the Company.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Among other provisions, SFAS No. 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt.” Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB No. 30. Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented. This Statement is effective for fiscal years beginning after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a material impact on the financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities. This statement requires that a liability for the cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of EITF No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring), which recognized a liability for an exit cost at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that the initial measurement of a liability be at fair value. This statement will be effective for exit and disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions, which require that most financial services companies subject to long-term customer relationship intangible assets to an annual impairment test instead of being amortized. SFAS No. 147 applies to all new and past financial institution acquisitions, including branch acquisitions that qualify as acquisitions of a business, but excluding acquisitions between mutual institutions. All acquisitions within the scope of the new statement will now be governed by the requirements of SFAS Nos. 141 and 142. Certain provisions of SFAS No. 147 were effective on October 1, 2002, while other provisions are effective for acquisitions on or after October 1, 2002. The adoption of SFAS No. 147 will not have a material impact on the financial condition or operating results of the Company.

Note #2 - Investment Securities

At December 31, 2002 and 2001, the investment securities portfolio was comprised of securities classified as available-for-sale. In accordance with SFAS No. 115, investment securities available-for-sale are carried at fair value and adjusted for amortization of premiums and accretions of discounts.

The amortized cost and fair values of investment securities available-for-sale at December 31, 2002, were (in thousands):

Note #2 - Summary of Significant Accounting Policies, Continued

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

Mortgage-backed securities	$87,364	$189	$—	$87,553

The amortized cost and fair values of investment securities available-for-sale at December 31, 2001, were (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

U.S. Agency securities	$8,499	$48	$—	$8,547
Mortgage-backed securities	22,111	54	(162)	22,003

Total	$30,610	$102	$(162)	$30,550

The amortized cost and fair values of investment securities available-for-sale at December 31, 2002, by expected maturity are shown below (in thousands). Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities
	Available-for-Sale

	Amortized
	Cost	Fair Value

Due after 10 years	$87,364	$87,553

Proceeds from sales of investment securities available-for-sale during 2002 were $137.4 million. Gross gains on those sales were $1.3 million. Included in stockholder’s equity at December 31, 2002 is $109,000 of net unrealized gains (net of $80,000 estimated tax) on investment securities available-for-sale.

Proceeds from sales of investment securities available-for-sale during 2001 were $7,000. Gross gains on those sales were $6,000. Included in stockholder’s equity at December 31, 2001 is $35,000 of net unrealized losses (net of $25,000 estimated tax benefit) on investment securities available-for-sale.

There were no investments sold during 2000.

Securities with a carrying value and fair value of $87.6 million and $5.7 million at December 31, 2002 and 2001, respectively, were pledged to secure public monies as required by law and Federal Home loan Bank advances.

Note #3 - Loans

All the Bank’s loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company’s market area, which includes the Counties of San Bernardino, Los Angeles, and Orange. These loans are collateralized in accordance with Company policy. The concentrations of credit by type of loan are outlined as follows (in thousands):

Note #3 - Loans, Continued

	2002	2001

Commercial, financial and agricultural	$19,232	$20,219
Real Estate - construction	110,212	33,254
Real Estate - mortgage:
Commercial	93,122	52,458
Residential	23,480	19,063
Installment loans to individuals	5,659	8,318
All other loans (including overdrafts)	60	184

	251,765	133,496
Unearned income on installment loans	(31)	(117)
Deferred loan fees	(595)	(272)

Loans, Net of Unearned Income	$251,139	$133,107

Loans held for sale	$2,112	$4,471

At December 31, 2002, the Bank had approximately $40.7 million in loans pledged to secure FHLB borrowings.

The following is a summary of information pertaining to impaired loans. There were no impaired loans as of December 31, 2002 and 2001 (in thousands).

	Years Ended December 31,

	2002	2001	2000

Average investment in impaired loans	$22	$13	$245
Interest income recognized on impaired loans	—	—	—
Interest income recognized on a cash basis on impaired loans	—	—	—

No additional funds were committed to be advanced in connection with impaired loans.

The provisions of SFAS No. 114 and SFAS No. 118 permit the valuation allowance reported above to be determined on a loan-by-loan basis or by aggregating loans with similar risk characteristics. Because the loans currently identified as impaired have unique risk characteristics, the valuation allowance was determined on a loan-by-loan basis.

There were no non-accruing loans at December 31, 2002 and 2001. If interest on nonaccrual loans had been recognized at the original interest rates, interest income would have increased approximately $-0-, $-0-, and $9,000 for the years ended 2002, 2001, and 2000, respectively.

At December 31, 2002 and 2001, the Company had no loans past due 90 days or more in interest or principal and still accruing interest.

At December 31, 2002, no loans were classified as troubled debt restructurings.

Note #4 - Allowance for Loan and Lease Losses

Transactions in the reserve for loan and lease losses are summarized as follows (in thousands):

	2002	2001	2000

Balance, Beginning of year	$1,450	$784	$764
Credit from purchase of loan portfolio	197	—	—
Recoveries on loans previously charged off	167	22	130
Loans charged off	(241)	(129)	(366)
Provision charged to operating expense	1,430	773	256

Balance, End of year	$3,003	$1,450	$784

Note #5 - Loans and Deposits to Directors and Officers

In the ordinary course of business, the Company has granted loans to certain Directors and Officers and the companies with which they are associated. All such loans were made under the terms which are consistent with the Bank’s normal lending policies. The outstanding loans to Directors and Officers at December 31, 2002 and 2001, amounted to approximately $1.0 million and $0.9 million, respectively. Not included in the balances outstanding at December 31, 2002 and 2001, were undisbursed commitments to lend of approximately $0.4 million and $0.2 million, respectively. There were no non-accruing loans to Directors and Officers and loans classified by the Company’s regulatory agency or by the Company in 2002 and 2001.

Deposits from related parties held by the Bank at December 31, 2002 and 2001 amounted to approximately $0.6 million and $0.7 million, respectively.

Note #6 - Premises and Equipment

Major classifications of Company premises and equipment are summarized as follows (in thousands):

	2002	2001

Building	$3,642	$3,642
Furniture and equipment	4,171	3,435
Leasehold improvements	1,484	1,338

	9,297	8,415
Less: Accumulated depreciation and amortization	(4,982)	(4,312)
Land	1,285	1,285

Total	$5,600	$5,388

The Company is obligated under leases for equipment and property. The original terms of the leases range from three to ten years. The leases contain options to extend for periods from twelve months to sixty-seven months. All options to extend have been exercised and the related lease costs are included below. The following is a schedule of future minimum lease payments based upon obligations at year-end (in thousands):

Year Ending
December 31,

2003	$248
2004	250
2005	254
2006	256
2007	195
Thereafter	1,177

Total	$2,380

Total property and equipment expenditures charged to leases for the years ended December 31, 2002, 2001, and 2000, were approximately $0.3 million, $0.1 million, and $0.1 million, respectively.

Note #7 - Time Deposit Liabilities

The aggregate amount of time certificates of deposit in denominations of $100,000 or more at December 31, 2002 and 2001 was $47.6 million and $27.1 million respectively. At December 31, 2002, the scheduled maturities of time certificates of deposit are as follows (in thousands):

2003	$78,482
2004	17,420
2005	165

$96,067

Note #8 - Borrowings

The Bank has borrowing lines with five correspondent banks totaling $27.7 million and another line at the Federal Home Loan Bank totaling $76.0 million as of year-end, representing 20% of total assets of the Bank.

Federal Home Loan Bank (FHLB) Advances

Pursuant to collateral agreements with FHLB, advances are secured by all capital stock in FHLB, certain investment securities, and certain qualifying loans. FHLB advances consist of the following as of December 31, 2002 (dollars in thousands):

	Weighted
	Average
Maturity	Rate	Amount

2003	1.52%	$20,000
2004	1.86%	15,000
2005	1.98%	10,000

		$45,000

Subordinated Debentures

During 2002, the Company issued $5.0 million in subordinated debt. The debt bears a floating rate of interest of 3.05% over the three month LIBOR. The initial rate is set at 4.45%. The subordinated debt has a fifteen-year maturity, with quarterly interest payments.

Other Borrowings

During 2002, the Company obtained a loan from The Independent Bankers Bank in the amount of $5.0 million. The loan bears interest at a floating rate and matures on January 4, 2004. Interest is due quarterly. The loan is secured by 1,218,700 shares of the Bank’s stock.

Note #9 - Trust Preferred Securities

On December 18, 2001, Vineyard Statutory Trust I, a wholly owned subsidiary of Vineyard National Bancorp, issued $12.0 million of Floating Rate Trust Securities. The Trust invested the gross proceeds from the offering in Floating Rate Junior Subordinated Deferrable Interest Debentures issued by Vineyard National Bancorp. The subordinated debentures were issued concurrent with the issuance of the Trust Securities. Vineyard National Bancorp will pay the interest on the junior subordinated debentures to the Trust, which represents the sole revenue and sole source of dividend distributions by the Trust to the holders of the Trust Securities. Vineyard National Bancorp has guaranteed, on a subordinated basis, payment of the Trust’s obligation. Vineyard National Bancorp has the right, assuming no default has occurred, to defer payments of interest on the junior subordinated debentures at any time for a period not to exceed 20 consecutive quarters. The Trust Securities will mature on December 18, 2031 but can be called at any time commencing on December 18, 2006, at par.

Note #9 - Trust Preferred Securities, Continued

On December 19, 2002, Vineyard Statutory Trust II, a wholly owned subsidiary of Vineyard National Bancorp, issued $5.0 million of Floating Rate Capital Securities. The Trust invested the gross proceeds from the offering in Floating Rate Junior Subordinated Deferrable Interest Debentures issued by Vineyard National Bancorp. The subordinated debentures were issued concurrent with the issuance of the Capital Securities. Vineyard National Bancorp will pay the interest on the junior subordinated debentures to the Trust, which represents the sole revenue and sole source of dividend distributions by the Trust to the holders of the Capital Securities. Vineyard National Bancorp has guaranteed, on a subordinated basis, payment of the Trust’s obligation. The Capital Securities will mature on December 26, 2032, but can be called at any time commencing on December 26, 2007, at par.

Note #10 - Convertible Debentures

On April 30, 2001, the Company issued $3.8 million in 10% convertible debentures. The debentures are convertible into shares of the Company’s common stock at any time before maturity or redemption, at a conversion price of $5.00 per share. The debentures may be redeemed at the Company’s option, in whole or in part at any time after July 1, 2003. Unless redeemed or converted, the debentures are due June 30, 2008. Interest on the debentures is due quarterly at an annual rate of 10%. During 2002, the Company offered the holders of the convertible debentures an incentive to convert. This incentive totaled $0.3 million and is included in other expenses. All convertible debentures were converted in 2002. Total interest expense recorded for 2002 and 2001 was $0.3 million and $0.3 million, respectively.

Note #11 - Acquisition of Assets and Liabilities

During December 2001, the Bank acquired certain assets and liabilities of one branch of Pacific Business Bank. Total assets acquired were $8.9 million, which consisted of $18,000 in leasehold improvements and other fixed assets, $35,000 in other assets and $8.9 million in cash. In addition, the Bank also assumed $8.8 million of deposits. No premium was paid in connection with the purchase.

Note #12 - Income Taxes

The provision for income taxes consist of the following (in thousands):

	Year Ending December 31,

	2002	2001	2000

Tax provision / (credit) applicable to income before income taxes	$2,081	$(17)	$449

Federal Income Tax
Current	2,303	709	299
Deferred / (credit)	(752)	(402)	2

Total Federal Income Tax	1,551	307	301

State Franchise Tax
Current	747	259	107
Deferred / (credit)	(217)	(108)	41

Total State Franchise Tax	530	151	148

Change in valuation allowance	—	(475)	—

Total Income Taxes	$2,081	$(17)	$449

As a result of the following items, the total income tax expense/(credit) for 2002, 2001, and 2000, was different than the amount computed by applying the statutory U.S. Federal income tax rate to income before taxes (dollar amounts in thousands):

Note #12 – Income Taxes, Continued

	2002		2001		2000

		Percent		Percent		Percent
		of Pretax		of Pretax		of Pretax
	Amount	Income	Amount	Income	Amount	Income

Federal rate	$1,730	34.0	$387	34.0	$363	34.0
Changes due to State income tax, net of Federal tax benefit	361	7.1	81	7.1	76	7.1
Change in valuation allowance	—	—	(475)	(41.7)	—	—
Other	(10)	(0.2)	(10)	(0.9)	10	0.9

Total	$2,081	40.9	$(17)	(1.5)	$449	42.0

The deferred tax assets and liabilities of the Company are composed of the following tax-affected cumulative timing differences (in thousands):

	2002	2001

Deferred Tax Assets
Reserve for loan losses	$1,097	$460
Deferred compensation	346	310
Deferred fees	245	136
Non-deductible reserves	422	419
Fixed assets	43	—
Other assets and liabilities	254	88
Other Unrealized Loss on Securities	—	25

	2,407	1,438
Deferred Tax Liabilities
Other Unrealized Gain on Securities	(79)	—
Fixed assets	—	(25)

	(79)	(25)

Net Deferred Tax Assets	$2,328	$1,413

Note #13 – Commitments and Contingencies

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2002 and 2001, the Company had commitments to extend credit of approximately $97.2 million and $39.6 million and obligations under standby letters of credit of approximately $0.4 million and $0.2 million.Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Note #13 – Commitments and Contingencies, Continued

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

On October 25, 1999, a jury rendered a verdict against the Bank in the amount of approximately $3.5 million arising from a lawsuit by a borrower who also leased to the Bank a branch office. The Bank foreclosed on the real property securing its loan to the borrower. The borrower claimed that the foreclosure was wrongful. On February 25, 2000, the trial judge found that the jury verdict was excessive and ordered a new trial on damages if the borrower did not agree to a reduction to $0.9 million. During 1999, the Bank accrued a loss of $0.9 million in recognition of the amount of liability determined by the court which is included in litigation expense. During 2000, the lawsuit was settled. In 2002, the Bank received $0.5 million in litigation recovery from its insurance carriers.

The Company is involved in various other litigations. In the opinion of Management and the Company’s legal council, the disposition of all such other litigation pending will not have a material effect on the Company’s financial statements.

Note #14 – Perpetual Preferred Stock

During 2002, the Company issued fifty shares of 7.0% Series A Preferred Stock at $50,000 per share to eight individual investors for aggregate gross proceeds of $2.5 million. Each share of Series A Preferred will be entitled to a noncumulative, annual dividend of 7.0%, payable quarterly. The 7.0% Series A Preferred Stock is not convertible into common stock and is redeemable at the option of the Company at face value, plus any unpaid dividends declared. With each share of 7.0% Series A Preferred Stock, the Company issued a warrant to purchase 2,000 shares of the Company’s common stock at an exercise price of $15 per share. The Series A Preferred Stock qualifies as Tier 1 capital under the regulations of the Federal Reserve Board.

Note #15 – Dividends

On December 23, 2002, the Company declared a 5% stock dividend to be payable on January 15, 2003 to stockholders of record as of December 23, 2002. All share and per share data has been retroactively adjusted to reflect the stock dividend.

Note #16 – Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meets all capital adequacy requirements to which it is subject.

As of the most recent formal notification from the Federal Deposit Insurance Corporation, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital ratios as set forth in the table below. The following table also sets forth the Bank’s actual regulatory capital amounts and ratios (dollar amounts in thousands):

Note #16 – Regulatory Matters, Continued

			Capital Needed

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual Regulatory		Adequacy Purposes		Action Provisions

	Capital		Capital		Capital
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2002
Total capital to risk-weighted assets:
Bank	$41,789	14.95%	$22,364	8.0%	$27,955	10.00%
Consolidated	$44,838	15.98%	$22,454	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets:
Bank	$38,786	13.87%	$11,182	4.0%	$16,773	6.00%
Consolidated	$26,452	9.42%	$11,227	4.0%	N/A	N/A
Tier 1 capital to average assets:
Bank	$38,786	11.62%	$13,353	4.0%	$16,691	5.00%
Consolidated	$26,452	7.89%	$13,412	4.0%	N/A	N/A

As of December 31, 2001
Total capital to risk-weighted assets:
Bank	$23,020	16.10%	$11,439	8.0%	$14,299	10.0%
Consolidated	$27,510	19.10%	$11,521	8.0%	N/A	N/A
Tier 1 capital to risk-weighted assets:
Bank	$21,570	15.08%	$5,720	4.0%	$8,579	6.0%
Consolidated	$13,807	9.59%	$5,761	4.0%	N/A	N/A
Tier 1 capital to average assets:
Bank	$21,570	12.53%	$6,887	4.0%	$8,608	5.0%
Consolidated	$13,807	8.02%	$6,887	4.0%	N/A	N/A

Note #17 – Employee and Director Benefit Plans

A.	Deferred Compensation Plan

The Company has a Nonqualified Deferred Compensation Plan for certain key management personnel (participants) whereby they may defer compensation which will then provide for certain payments at the benefit distribution date. The plan provides for payments commencing upon retirement, death, participant termination or plan termination. The plan also permits hardship withdrawals. Participants always have a fully vested right to benefits attributable to deferrals and company contributions made under the plan. The Company may make matching contributions of officers’ deferrals up to a maximum of 2.5% to 10% of participants’ deferrals to a maximum of 10% of before-tax compensation. The Company’s contribution, in the aggregate, for all participants shall not exceed 4% of compensation of all Company employees. The deferred compensation expense was $40,000, $40,000, and $11,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

B.	Defined Contribution Plan

The Company has a qualified defined contribution plan (401(k) Retirement Savings Plan) for all eligible employees. Employees contribute from 1% to 15% of their compensation with a maximum of $11,000 annually. The Company’s contribution to the plan is based upon an amount equal to 50% of each participant’s eligible contribution for the plan year not to exceed 6% of the employee’s compensation. The Company’s matching contribution becomes vested immediately. The expense was $61,000, $36,000, and $12,000 for the years ended December 31, 2002, 2001, and 2000, respectively.

Note #17 – Employee and Director Benefit Plans, Continued

C.	Directors’ Deferred Compensation Plan

The Bank adopted a Directors’ Non-Qualified Deferred Compensation Plan effective January 1, 1998, which provides retirement benefits to one or more Directors of the Bank. The benefits to be paid were based upon the individual director’s years of service to the Bank and decision to defer director fees for the respective years of participation. During 2001 and 2000, approximately $58,000 and $42,000, respectively; plus interest at a rate equal to national bank prime (at the first day of each year) plus 2% fixed for the term of the calendar year were expensed for this plan. This plan was terminated during 2001.

The Company adopted a new Directors’ Deferred Compensation Plan effective January 1, 2001. The plan allows directors to defer board of directors’ fees and interest which will then provide for retirement benefits to be paid upon retirement, resignation, death, disability or as provided and elected in the directors’ deferral agreement. The company is under no obligation to make matching contributions to the plan. During 2002 and 2001, approximately $116,000 and $102,000, respectively (inclusive of deferred board fees and interest) was expensed for this plan.

D.	Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan, which will provide retirement benefits for the former chief executive officer of the Bank. Benefits under this plan are fully vested upon participation. During 2002 and 2001, approximately $28,000 and $43,000, respectively, were expensed for this plan. The benefits to be paid amount to $75,000 per year for 15 years commencing in the year 2003.

E.	Restricted Stock Plan

During 2002, the Company adopted a Restricted Stock Plan for the benefit of key employees whereby shares of the Company’s stock is purchased in the open market and granted to employees. During 2002, 23,000 stock rights were granted which cliff vest in four years. Compensation is based upon the fair market value of the stock on the grant date and is recognized evenly over the vesting period. Total compensation expense recorded during 2002 was approximately $19,000 related to these stock rights.

Note #18 – Stock Option Plan

At December 31, 2002, the Company has one stock-based compensation plan, which is described below:

An incentive stock option plan was approved by the stockholders in 1987 covering an aggregate of 132,300 shares (after giving retroactive effect for stock splits and a 5% stock dividend declared in 2002). The plan provides that options of the Company’s unissued common stock may be granted to officers and key employees at prices not less than the fair market value of such shares at dates of grant. Options vest at a rate of 33.33% every two years with all options vesting at the end of the sixth year after the date of grant. Options granted expire on such date as the Stock Option Committee or Board of Directors may determine, but not later than the sixth anniversary of the date on which the option is granted.

During 1996, the Board of Directors of Vineyard National Bancorp elected to modify the existing incentive stock option plan. Under the new agreement the options granted expire on such date as the Stock Option Committee or Board shall determine, but not later than the seventh anniversary of the date on which the option is granted.

During 1997, the Board of Directors and stockholders of Vineyard National Bancorp elected to terminate the existing 1987 Incentive Stock Option Plan and approve the 1997 Incentive Stock Option Plan. The new Plan authorizes an additional 210,000 shares (after giving retroactive effect for 5% stock dividend declared in 2002) of the Bancorp’s authorized but unissued common stock to be combined with the 55,981 shares (after giving retroactive effect for 5% stock dividend declared in 2002) which remain under the 1987 Plan for a total of 265,981 shares. Directors of the Bancorp are eligible to participate under the new Plan. Options vest at a rate determined by the Board of Directors. Options granted expire on such date as the Option Committee or Board of Directors may determine, but not later than the tenth anniversary date on which the option is granted.

The fair value of each option granted during 2002, 2001, and 2000, respectively, were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions; risk-free rates of 3.31%,

Note #18 – Stock Option Plan, Continued

5.13%, and 5.26%, dividend yield of -0-% for all years; volatility of 36%, 36%, and 33%, expected life of 7 years for 2002, 8 years for 2001, and 10 years for 2000.

A summary of the status of the Company’s incentive stock option plan as of December 31, 2002, 2001, and 2000, respectively, and changes during the years ending on those dates is presented below:

	2002			2001

	Number of Shares			Number of Shares
			Weighted-			Weighted-
	Available		Average	Available		Average
	For		Exercise	For		Exercise
	Granting	Outstanding	Price	Granting	Outstanding	Price

Outstanding at beginning of year	69,405	259,350	$3.92	190,155	150,465	$4.18
Additional options authorized	210,000	—		—	—
Exercised	—	(92,400)	$3.79	—	(11,865)	$3.74
Cancelled	44,450	(44,450)	$4.87	27,300	(27,300)	$3.24
Granted	(279,825)	279,825	$7.89	(148,050)	148,050	$4.69

Outstanding at end of year	44,030	402,325	$6.60	69,405	259,350	$3.92

Options exercisable at year-end		155,225			85,224
Weighted-average fair value of Options granted during the year		$3.50			$1.93

	2000

	Number of Shares
			Weighted-
	Available		Average
	For		Exercise
	Granting	Outstanding	Price

Outstanding at beginning of year	121,934	220,840	$5.00
Additional options authorized	—
Exercised	—	(2,155)	$2.78
Cancelled	269,296	(269,296)	$4.92
Granted	(201,075)	201,075	$4.26

Outstanding at end of year	190,155	150,465	$4.18

Options exercisable at year-end		11,199
Weighted-average fair value of Options granted during the year		$2.37

     The following table summarizes information about incentive stock options outstanding at December 31, 2002:

Options Outstanding				Options Exercisable

		Weighted-	Weighted-		Weighted-
		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Price	Outstanding	Contractual Life	Price	Exercisable	Price

$2.86 - $3.81	118,300	8.08	$3.67	43,400	$3.73
$4.76 - $6.67	88,200	8.59	$6.12	6,825	$5.84
$8.57 - $11.43	195,825	9.51	$8.59	105,000	$8.57

	402,325	8.89	$6.60	155,225	$7.10

Note #19 — Restriction on Transfers of Funds to Parent

There are legal limitations on the ability of the Bank to provide funds to the Company. Dividends declared by the Bank may not exceed, in any calendar year, without approval of the California Commissioner of financial institutions, net income for the year and the retained net income for the preceding two years. Section 23A of the Federal Reserve Act restricts the Bank from extending credit to the Company and other affiliates amounting to more than 20% of its contributed capital and retained earnings. At December 31, 2002, the maximum combined amount of funds available from these two sources amounted to approximately $13.7 million or 35% of the Bank’s stockholders’ equity.

Note #20 — Other Expenses

The following is a breakdown of expenses for the years ended December 31, 2002, 2001, and 2000 (in thousands):

	2002	2001	2000

Other Expenses
Data processing	$676	$686	$618
Marketing expenses	713	419	208
Professional expenses	554	384	797
Office supplies, postage and telephone	643	469	361
Insurance and assessment expense	197	196	139
Administrative expense	205	225	381
Convertible debentures conversion expense	274	—	—
Other	748	298	176

Total	$4,010	$2,677	$2,680

Note #21 — Income Per Common and Common Equivalent Share

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS (dollar amounts in thousands):

	2002		2001		2000

	Income	Shares	Income	Shares	Income	Shares

Net income as reported	$3,008		$1,156		$620
Shares outstanding at year-end		2,849,680		1,969,780		1,957,915
Impact of weighting shares purchased during the year		(573,848)		(7,869)		(689)

Used in Basic EPS	3,008	2,275,832	1,156	1,961,911	620	1,957,226
Dilutive effect of outstanding stock options		31,759		51,959		1,327
Dilutive effect of convertible debentures	147	515,478	156	528,596	—	—

Used in Diluted EPS	$3,155	2,823,069	$1,312	2,542,466	$620	1,958,553

Note #22 — Fair Value of Financial Instruments

SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank.

Note #22 — Fair Value of Financial Instruments, Continued

The following table presents the carrying amounts and fair values of financial instruments at December 31, 2002. SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale (in thousands).

	December 31, 2002		December 31, 2001

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Assets
Cash and cash equivalents	$33,362	$33,362	$14,710	$14,710
Investment securities	87,553	87,553	30,550	30,550
Loans receivable held for investment	251,139	256,028	133,107	134,141
Loans held for sale	2,112	2,114	4,471	4,471
Accrued interest receivable	1,487	1,487	901	901

Liabilities
Non-interest bearing deposits	61,906	61,906	45,951	45,951
Interest bearing deposits	225,606	226,345	113,430	113,803
Federal Home Loan Bank advances	45,000	45,388	3,000	3,000
Trust Preferred Securities	17,000	17,000	12,000	12,000
Convertible Debentures	—	—	3,750	3,750
Subordinated debentures	5,000	5,000	—	—
Other borrowings	5,000	5,000	—	—
Accrued interest payable	993	993	998	998

	Notional	Cost to Cede	Notional	Cost to Cede
	Amount	or Assume	Amount	or Assume

Off-Balance Sheet Instruments Commitments to extend credit and standby letters of credit	$97,582	$976	$39,754	$398

The following methods and assumptions were used by the Bank in estimating fair value disclosures:

•	Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets’ fair values due to the short-term nature of the assets.

•	Interest-bearing Deposits in Other Financial Institutions

Interest-bearing deposits in other financial institutions mature within ninety days from the date of deposit and, therefore, the carrying amounts approximate those assets’ fair values.

•	Investment Securities

Fair values are based upon quoted market prices, where available.

•	Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. The carrying amount of accrued interest receivable approximates its fair value.

Note #22 — Fair Value of Financial Instruments, Continued

•	Loans Held for Sale

Fair values of loans held for sale are based on commitments on hand from investors or prevailing market prices.

•	Deposits

The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

•	Borrowed Funds

The fair value of fixed-rate borrowed funds is determined by discounting contractual cash flows at current market interest rates. The carrying values of variable-rate borrowings approximate fair values.

•	Off-Balance Sheet Instruments

Fair values of loan commitments and financial guarantees are based upon fees currently charged to enter similar agreements, taking into account the remaining terms of the agreement and the counterparties’ credit standing.

Note #23 — Condensed Financial Information of Vineyard National Bancorp (Parent Company)

Balance Sheets

	2002	2001	2000

	(dollars in thousands)
Assets
Cash and due from bank	$7,533	$3,496	$14
Investment in Vineyard Bank	38,908	21,715	9,281
Investment in Vineyard Statutory Trust I	394	373	—
Investment in Vineyard Statutory Trust II	155	—	—
Prepaid expenses	848	672	—
Other assets	281	348	—

Total Assets	$48,119	$26,604	$9,295

Liabilities
Accrued interest and other liabilities	$634	$27	$—
Convertible debentures payable	—	3,750	—
Subordinated debentures	5,000	—	—
Other borrowings	5,000	—	—
Company obligated preferred securities of subsidiary trust holding floating rate junior subordinated deferrable interest debentures	17,527	12,372	—

Total Liabilities	28,161	16,149	—

Stockholders’ Equity
Preferred stock	2,450	—	—
Common stock	6,052	2,151	2,112
Stock dividends to be distributed	2,026	—	—
Additional paid-in capital	3,307	3,307	3,307
Retained earnings	6,123	4,997	3,876

Total Stockholders’ Equity	19,958	10,455	9,295

Total Liabilities and Stockholders’ Equity	$48,119	$26,604	$9,295

Statements of Income
Income
Other income	$—	$250	$2

Total Income	—	250	2

Expenses
Interest expense	1,021	296	—
Salaries and benefits	60	42	—
Conversion expense on convertible debentures	274	—	—
Other	444	280	—
Allocated tax (benefit) / income taxes	(737)	(154)	1

Total Expenses	1,062	464	1

(Loss) / Income Before Equity In Undistributed Income of Subsidiaries	(1,062)	(214)	1

Equity in Undistributed Income of Subsidiaries	4,070	1,370	619

Net Income	$3,008	$1,156	$620

Note #23 — Condensed Financial Information of Vineyard National Bancorp (Parent Company), Continued

	2002	2001	2000

	(dollars in thousands)
Increase in Cash
Cash Flows From Operating Activities
Net Income	3,008	1,156	620
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities
Increase in other assets	(308)	(1,020)	—
Undistributed earnings of subsidiaries	(4,070)	(1,370)	(619)
Increase / (decrease) in other liabilities	607	28	(1)

Net Cash Used In Operating Activities	(763)	(1,206)	—

Cash Flows From Investing Activities
Investment in Subsidiaries	(13,155)	(11,622)	—
Dividends received from subsidiary	—	150	—

Net Cash Used In Investing Activities	(13,155)	(11,472)	—

Cash Flows From Financing Activities
Proceeds from issuance of trust preferred securities	5,155	12,372	—
Proceeds from issuance of convertible debentures	—	3,750	—
Proceeds from issuance of subordinated debentures	5,000	—	—
Proceeds from increase in other borrowings	5,000	—	—
Proceeds from issuance of preferred stock	2,450
Stock options exercised	350	38	6

Net Cash Provided By Financing Activities	17,955	16,160	6

Net Increase in Cash and Cash Equivalents	4,037	3,482	6

Cash and Cash Equivalents, Beginning of year	3,496	14	8

Cash and Cash Equivalents, End of year	$7,533	$3,496	$14

SELECTED QUARTERLY FINANCIAL DATA

	For the Year Ended December 31, 2002

	First	Second	Third	Fourth
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Total

Interest income	$3,772	$4,468	$5,526	$5,404	$19,170
Interest expense	1,151	1,328	1,554	1,732	5,765

Net interest income	2,621	3,140	3,972	3,672	13,405
Provision for possible loan losses	(200)	(335)	(610)	(285)	(1,430)

Net interest income after provision for possible loan losses	2,421	2,805	3,362	3,387	11,975
Non-interest income	528	673	1,339	1,367	3,907
Non-interest expense	2,369	2,224	3,309	2,891	10,793

Income before income taxes	580	1,254	1,392	1,863	5,089
Income tax provision	226	500	584	771	2,081

Net income	$354	$754	$808	$1,092	$3,008

Net income per share:
Basic(1)	$0.18	$0.38	$0.36	$0.38	$1.32
Fully diluted(1)	$0.14	$0.28	$0.33	$0.36	$1.12

	For the Year Ended December 31, 2001

	First	Second	Third	Fourth
(Dollars in thousands, except per share amounts)	Quarter	Quarter	Quarter	Quarter	Total

Interest income	$2,335	$2,767	$3,244	$3,256	$11,602
Interest expense	661	855	1,021	1,049	3,586

Net interest income	1,674	1,912	2,223	2,207	8,016
Provision for possible loan losses	—	(300)	(115)	(358)	(773)

Net interest income after provision for possible loan losses	1,674	1,612	2,108	1,849	7,243
Non-interest income	436	476	510	769	2,191
Non-interest expense	1,845	2,084	2,124	2,242	8,295

Income before income taxes	265	4	494	376	1,139
Income tax provision (benefit)	—	(361)	207	137	(17)

Net income	$265	$365	$287	$239	$1,156

Net income per common share:
Basic(1)	$0.14	$0.19	$0.15	$0.11	$0.59
Fully diluted(1)	$0.14	$0.16	$0.12	$0.10	$0.52

(1)  Per share data has been adjusted to reflect the 5% stock dividend declared by the Company in December 2002.

VINEYARD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AT JUNE 30, 2003 AND DECEMBER 31, 2002
(Unaudited except for December 31, 2002)

	Dollars in Thousands

	June 30, 2003	December 31, 2002

Assets
Cash and due from banks	$13,226	$17,533
Federal funds sold	11,000	15,829

Total Cash and Cash Equivalents	24,226	33,362

Investment securities, available-for-sale	179,054	87,553
Loans, net of unearned income	390,577	251,139
Loans held for sale	1,135	2,112
Less: Allowance for possible loan losses	(4,766)	(3,003)

Net Loans	386,946	250,248
Bank premises and equipment, net	6,385	5,600
Accrued interest	2,322	1,487
Federal Home Loan Bank and other stock, at cost	6,520	2,270
Deferred income tax asset	2,433	2,328
Other assets	3,408	2,454

Total Assets	$611,294	$385,302

Liabilities and Stockholders’ Equity
Liabilities
Deposits
Non-interest bearing	$78,496	$61,906
Interest-bearing	355,257	225,606

Total Deposits	433,753	287,512
Federal Home Loan Bank advances	125,000	45,000
Other borrowings	5,000	5,000
Subordinated debentures	5,000	5,000
Company obligated preferred securities of subsidiary trust holding floating rate junior subordinated deferrable interest debentures	17,000	17,000
Accrued interest and other liabilities	4,017	5,832

Total Liabilities	589,770	365,344
Stockholders’ Equity
Contributed capital
Perpetual preferred stock — no par value, authorized 10,000,000 shares; issued and outstanding, 50 shares in 2003 and 2002	2,450	2,450
Common stocks - no par value, authorized 15,000,000 shares; issued and outstanding 2,800,578 and 2,849,680 in 2003 and 2002, respectively	6,796	6,052
Additional paid-in capital	3,307	3,307
Stock dividends to be distributed	—	2,026
Retained earnings	9,010	6,014
Accumulated other comprehensive (loss) income	(39)	109

Total Stockholders’ Equity	21,524	19,958

Total Liabilities and Stockholders’ Equity	$611,294	$385,302

See accompanying notes to financial statements.

VINEYARD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2003 AND 2002
(Unaudited)

	Dollars in Thousands

	Six Months Ended June 30,		Three Months Ended June 30,

	2003	2002	2003	2002

Interest Income
Interest and fees on loans	$12,058	$7,116	$6,772	$3,806
Interest on investment securities	3,084	1,085	1,764	633
Interest on federal funds sold	69	39	45	29

Total Interest Income	15,211	8,240	8,581	4,468

Interest Expense
Interest on savings deposits	33	68	17	33
Interest on NOW and money market deposits	1,561	528	859	351
Interest on time deposits in denominations of $100,000 or more	957	601	532	302
Interest on other time deposits	843	618	465	295
Interest on other borrowings	1,270	664	705	347

Total Interest Expense	4,664	2,479	2,578	1,328

Net Interest Income	10,547	5,761	6,003	3,140

Provision for Possible Loan Losses	(1,750)	(535)	(1,250)	(335)

Net Interest Income After Provision for Possible Loan Losses	8,797	5,226	4,753	2,805

Other Income
Fees and service charges	1,148	740	652	353
Gain on sale of SBA loans	495	—	317	—
Net gain on sale of investment securities	1,571	179	972	101
Litigation recovery	—	180	—	180
Other income	100	102	46	39

Total Other Income	3,314	1,201	1,987	673

Other Expense
Salaries and employee benefits	3,498	2,275	1,751	954
Occupancy expense of premises	542	390	296	198
Furniture and equipment	457	359	263	211
Other	2,389	1,569	1,323	861

Total Other Expense	6,886	4,593	3,633	2,224

Income Before Income Taxes	5,225	1,834	3,107	1,254
Income Tax Provision	2,136	726	1,272	500

Net Income	$3,089	$1,108	$1,835	$754

Basic Earnings Per Share	$1.06	$0.56	$0.64	$0.38

Diluted Earnings Per Share	$0.97	$0.42	$0.58	$0.28

See accompanying notes to financial statements.

VINEYARD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Unaudited)

		Common Stock			Stock			Accumulated
	Perpetual			Additional	Dividend			Other
	Preferred	Number of		Paid-in	To Be	Comprehensive	Retained	Comprehensive
	Stock	Shares	Amount	Capital	Distributed	Income	Earnings	Income	Total

	(dollars in thousands)
Balance December 31, 2001	$—	1,969,932	$2,151	$3,307	$—		$5,032	$(35)	$10,455
Stock options exercised		31,149	119						119
Conversion of convertible debentures		21,000	100						100
Comprehensive income
Net income						$1,108	1,108		1,108
Unrealized security holding gains (net of $162 tax)						432		432	432
Less reclassification adjustment for realized gains (net of $75 tax)						(104)		(104)	(104)

Total comprehensive income						$1,436

Balance, June 30, 2002	$—	2,022,081	$2,370	$3,307	$—		$6,140	$293	$12,110

		Common Stock			Stock			Accumulated
	Perpetual			Additional	Dividend			Other
	Preferred	Number of		Paid-in	To Be	Comprehensive	Retained	Comprehensive
	Stock	Shares	Amount	Capital	Distributed	Income	Earnings	Income	Total

Balance December 31, 2002	$2,450	2,849,680	$6,052	$3,307	$2,026		$6,014	$109	$19,958
Stock options exercised		27,500	140						140
Purchase of treasury stock		(76,602)	(1,420)						(1,420)
Stock dividends distributed			2,024		(2,024)				—
Cash paid for fractional shares for stock dividend distribution					(2)				(2)
Cash dividends paid on preferred stock							(93)		(93)
Comprehensive income
Net income						$3,089	3,089		3,089
Unrealized security holding gains (net of $546 tax)						779		779	779
Less reclassification adjustment for realized gains (net of $644 tax)						(927)		(927)	(927)

Total comprehensive income						$2,941

Balance, June 30, 2003	$2,450	2,800,578	$6,796	$3,307	$—		$9,010	$(39)	$21,524

See accompanying notes to financial statements.

VINEYARD NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Unaudited)

	Dollars in Thousands

	June 30,	June 30,
	2003	2002

Reconciliation of Net Income to Net Cash Provided by Operating Activities
Net Income	$3,089	$1,108
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	354	402
Loss on disposal of property, plant & equipment	27	—
Investment securities accretion/amortization	223	219
Provision for possible loan losses	1,750	535
Adjustment to allowance for possible loan losses relating to acquired loans	—	198
Increase in deferred taxes	(80)	—
(Decrease)/increase in taxes payable	(1,134)	770
Increase in other assets	(961)	(333)
Decrease in cash surrender value of life insurance policies	8	—
Gain on sale of investment securities	(1,571)	(179)
Decrease in loans held for sale	977	3,828
Increase/(decrease) in unearned loan fees	853	(224)
Increase in interest receivable	(835)	(469)
Decrease in interest payable	(49)	(282)
Decrease in accrued expense and other liabilities	(632)	(174)

Total Adjustment	(1,070)	4,291

Net Cash Provided By Operating Activities	2,019	5,399

Cash Flows From Investing Activities
Proceeds from sales of investment securities/mortgage-backed securities available-for-sale	176,843	15,854
Proceeds from maturities/calls of investment securities available-for-sale	10,000	3,500
Proceeds from principal reductions and maturities of mortgage-backed securities	6,574	3,735
Purchase of investment securities available-for-sale	(30,002)	(20,004)
Purchase of mortgage-backed securities available-for-sale	(253,823)	(21,552)
Purchase of Federal Home Loan Bank and other stock	(4,196)	(1,418)
Recoveries on loans previously written off	13	109
Net loans made to customers and principal collection of loans	(140,291)	(60,206)
Capital expenditures	(1,139)	(377)

Net Cash Used By Investing Activities	(236,021)	(80,359)

Cash Flows From Financing Activities
Net increase in demand deposits, NOW accounts, savings accounts, and money market deposits	76,403	5,506
Net increase in certificates of deposits	69,838	40,897
Net change in Federal Home Loan Bank advances	80,000	28,500
Purchase of treasury stock	(1,420)	—
Dividends paid on perpetual preferred stock	(93)	—
Cash paid on fractional shares of common stock dividend	(2)	—
Stock options exercised	140	119

Net Cash Provided By Financing Activities	224,866	75,022

Net (Decrease)/increase in Cash and Cash Equivalents	(9,136)	62

Cash and Cash Equivalents, Beginning of year	33,362	14,710

Cash and Cash Equivalents, End of quarter	$24,226	$14,772

Supplemental Information
Change in valuation allowance for investment securities	$254	$566
Interest paid	$4,086	$2,761
Income tax paid	$4,420	$46
Conversion of convertible debentures	$—	$100

See accompanying notes to financial statements.

Note #1 — Nature of Business and Summary of Significant Accounting Policies

The accounting and reporting policies of Vineyard National Bancorp (the “Company”) and its subsidiaries conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. In the opinion of Management, the unaudited consolidated financial statements contain all (consisting of only normal recurring adjustments) adjustments necessary to present fairly the Company’s consolidated financial position at June 30, 2003 and results of cash flows for the six months ended June 30, 2003 and 2002 and the results of operation for the six and three months ended June 30, 2003 and 2002.

Certain information and footnote disclosures normally presented in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2002 Annual Report to shareholders. The results for the six months ended June 30, 2003 and 2002 may not necessarily be indicative of the operating results for the full year.

A summary of the Company’s significant accounting and reporting policies consistently applied in the preparation of the accompanying financial statements follows:

Principles of Consolidation

The consolidated financial statements include the Company and its wholly owned subsidiaries, Vineyard Bank (the “Bank”), Vineyard Statutory Trust I, and Vineyard Statutory Trust II. Intercompany balances and transactions have been eliminated.

Nature of Operations

The Company is organized as a single reporting segment and operates several full-service branches and loan production offices within San Bernardino, Riverside, Orange, San Diego and Los Angeles counties in California. The Company provides a variety of financial services to individuals and small-to-medium sized businesses and offers a full range of commercial banking services including the acceptance of checking and savings deposits, and originating various types of installment, commercial and real estate loans.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, bank regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans may change.

Comprehensive Income

The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which requires the disclosure of comprehensive income and its components. Changes in unrealized gains/ (losses) on available-for-sale securities, net of income taxes, is the only component of accumulated other comprehensive income for the Company.

Reclassifications

Certain reclassifications have been made to the 2002 financial statements to conform to 2003 classifications.

Current Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS’) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for the cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies the guidance of Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”, which recognized a liability for an exit cost at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that the initial measurement of a liability be at fair value. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the financial position or operating results of the Company.

In October 2002, the FASB issued SFAS No. 147, “Acquisitions of Certain Financial Institutions”, which requires that most financial services companies subject their intangible assets to an annual impairment test instead of being amortized. SFAS No. 147 applies to all new and past financial institution acquisitions, including branch acquisitions that qualify as acquisitions of a business, but excluding acquisitions between mutual institutions. All acquisitions within the scope of the new statement will now be governed by the requirements of SFAS Nos. 141 and 142. Certain provisions of SFAS No. 147 were effective on October 1, 2002, while other provisions are effective for acquisitions on or after October 1, 2002. The adoption of SFAS No. 147 did not have a material impact on the financial condition or operating results of the Company.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation—Transition and Disclosure”, an amendment of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Pronouncement Board (“APB”) Opinion No. 28, “Interim Financial Reporting”, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. The provisions of SFAS No. 148 are effective for annual financial statements for fiscal years ending after December 15, 2002, and for financial reports containing condensed financial statements for interim period beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the financial condition or operating results of the Company.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 will not have a material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances.) Many of those instruments were previously classified as equity. SFAS No. 150 is generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the financial condition or operating results of the Company.

Note #2 — Trust Preferred Securities

On December 18, 2001, Vineyard Statutory Trust I (“Trust”), a wholly owned subsidiary of the Company, issued $12.0 million of Floating Rate Trust Securities (“Trust Securities”). The Trust invested the gross proceeds from the offering in Floating Rate Junior Subordinated Deferrable Interest Debentures (“Subordinated Debentures”) issued by the Company. The Subordinated Debentures were issued concurrent with the issuance of the Trust Securities. The Company will pay the interest on the Subordinated Debentures to the Trust, which represents the sole revenue and sole source of dividend distributions by the Trust to the holders of the Trust Securities. The Company has guaranteed, on a subordinated basis, payment of the Trust’s obligation. The Company has the right, assuming no default has occurred, to defer payments of interest on the Subordinated Debentures at any time for a period not to exceed 20 consecutive quarters. The Trust Securities will mature on December 18, 2031 but can be called at any time commencing on December 18, 2006, at par.

On December 19, 2002, Vineyard Statutory Trust II (“Trust II”), a wholly owned subsidiary of the Company, issued $5.0 million of Floating Rate Capital Securities (“Capital Securities”). The Trust II invested the gross proceeds from the offering in Floating Rate Junior Subordinated Deferrable Interest Debentures (“Floating Rate Subordinated Debentures”) issued by the Company. The Floating Rate Subordinated Debentures were issued concurrent with the issuance of the Capital Securities. The Company will pay the interest on the Floating Rate Subordinated Debentures to the Trust II, which represents the sole revenue and sole source of dividend distributions by the Trust II to the holders of the Capital Securities. The Company has guaranteed, on a subordinated basis, payment of Trust II’s obligation. The Company has the right, assuming no default has occurred, to defer payments of interest on the Subordinated Debentures at any time for a period not to exceed 20 consecutive quarters. The Capital Securities will mature on December 26, 2032, but can be called at any time commencing on December 26, 2007, at par.

Note #3 — Convertible Debentures

On April 30, 2001, the Company issued $3.8 million in 10% convertible debentures which were convertible into shares of the Company’s common stock at any time before maturity or redemption, at a conversion price of $5.00 per share. The debentures could be redeemed at the Company’s option, in whole or in part at any time after July 1, 2003 and were due June 30, 2008. Interest on the debentures was due quarterly at an annual rate of 10%. During 2002, the Company offered the holders of the convertible debentures an incentive to convert. This incentive totaled $0.3 million and is included in other expenses. All debentures were converted in the third quarter of 2002. Total interest expense for such debentures recorded for the three months ended June 30, 2003 and 2002 was $0 and $0.1 million, respectively. Total interest expense for such debentures recorded for the six months ended June 30, 2003 and 2002 was $0 and $0.2 million, respectively.

Note #4 — Perpetual Preferred Stock

On December 18, 2002, the Company issued 50 shares of 7.0% Series A Preferred Stock (“Series A Preferred”) at $50,000 per share to eight individual investors for aggregate proceeds of $2.5 million. Each share of Series A Preferred is entitled to a noncumulative, annual dividend of 7.0%, payable quarterly. The Series A Preferred is not convertible into common stock and is redeemable at the option of the Company at face value, plus any unpaid dividends declared. The Series A Preferred qualifies as Tier I capital under the regulations of the Federal Reserve Board. With each share of Series A Preferred, the Company issued a warrant to purchase 2,000 shares of the Company’s common stock at $15.00 per share. The total number of shares issuable pursuant to the warrants was increased to 105,000 shares and the per share exercise price has been adjusted to $14.29 to reflect the 5% stock dividend declared by the Company on December 23, 2002. Each warrant must be exercised prior to December 18, 2005 or it will expire pursuant to its terms. The Series A Preferred were offered and sold pursuant to an exemption from the registration requirements under Section 4(2) of the Securities Act of 1933, as amended.

Note #5 — Commitments and Contingencies

In the normal course of business, the Company is a party to financial instruments with off-balance-sheet risk. These financial instruments include commitments to extend credit and letters of credit. To varying degrees, these instruments involve elements of credit and interest rate risk in excess of the amount recognized in the Company’s consolidated financial statements. The Company’s exposure to credit loss in the event of non-performance by the other party to the financial instruments for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. At June 30, 2003 and December 31, 2002, the Company had commitments to extend credit of approximately $108.0 million and $97.2 million, respectively, and obligations under standby and commercial letters of credit of approximately $0.5 million and $0.4 million, respectively. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties, residential properties and properties under construction.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Commercial letters of credit are conditional commitments issued by the Company to facilitate trade or commerce. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The Company is involved in various litigation matters. In the opinion of management and the Company’s legal counsel, the disposition of all such other litigation pending will not have a material effect on the Company’s financial statements.

Note #6 — Dividends

On December 23, 2002, the Company declared a 5% stock dividend to be paid on January 15, 2003 to stockholders of record as of December 23, 2002. All share and per share data has been retroactively adjusted to reflect the stock dividend.

Note #7 — Earnings Per Share and Book Value

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

The EPS was adjusted to reflect a 5% stock dividend declared in December 2002.

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS (dollar amounts in thousands):

	For the Six Months Ended June 30,				For the Three Months Ended June 30,

	2003		2002		2003		2002

	Income	Shares	Income	Shares	Income	Shares	Income	Shares

Net income as reported	$3,089		$1,108		$1,835		$754
Less: preferred stock dividend	(93)				(43)
Shares outstanding at end of period		2,800,578		2,021,927		2,800,578		2,021,927
Impact of weighting shares issued/ (purchased) during the period		24,369		(32,270)		7,314		(19,847)

Used in Basic EPS	$2,996	2,824,947	$1,108	1,989,657	$1,792	2,807,892	$754	2,002,080
Plus: Interest on Convertible Debentures assuming conversion (after tax)			111				55
Dilutive effect of outstanding stock options and warrants		261,715		125,871		275,639		126,836
Dilutive effect of convertible debentures				775,781				766,500

Used in diluted EPS	$2,996	3,086,662	$1,219	2,891,309	$1,792	3,083,531	$809	2,895,416

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS No. 123, “Accounting for Stock Based Compensation”, to stock based employee compensation (dollar amounts in thousands, except per share data):

	For the Six Months Ended		For the Three Months Ended

	6/30/2003	6/30/2002	6/30/2003	6/30/2002

Net income:
As reported	$3,088,728	$1,107,107	$1,834,746	$753,285
Less: Preferred stock dividend	(93,819)	—	(43,750)	—
Stock-based compensation using the intrinsic value method	—	—	—	—
Stock-based compensation that would have been reported using the fair value method of SFAS 123	(168,202)	(262,542)	(79,584)	(223,229)

Pro Forma Net Income — Used in Basic Earnings Per Share	2,826,707	844,565	1,711,412	530,056
Add: interest expense on convertible debt	—	111,000	—	54,750

Pro Forma Net Income — Used in Diluted Earnings Per Share	$2,826,707	$955,565	$1,711,412	$584,806

Weighted Average Shares Outstanding — Basic	2,824,947	1,989,657	2,807,892	2,002,080
Weighted Average Shares Outstanding — Diluted	3,086,662	2,891,309	3,083,531	2,895,416

Basic Earnings per share
As reported	$1.06	$0.56	$0.64	$0.38
Pro forma	$1.00	$0.42	$0.61	$0.26

Earnings per share — assuming dilution
As reported	$0.97	$0.42	$0.58	$0.28
Pro forma	$0.92	$0.33	$0.56	$0.20

The following table sets forth the information that was used in calculating the Company’s book value per common share as of June 30, 2003 and December 31, 2002 (dollar amounts in thousands):

	June 30,	December 31,
	2003	2002

Period-end shares outstanding
Basic	2,800,578	2,849,680
Dilutive Warrants	0	0
Dilutive Options	0	0

Used in book value per common share	2,800,578	2,849,680

Book value per common share	$6.82	$6.11

Note #8 — Subsequent Events

On April 9, 2003, the Company announced the signing of a definitive merger agreement pursuant to which the Company’s wholly-owned subsidiary, Vineyard Bank, was to acquire Southland Business Bank, a California-chartered commercial bank. The merger was completed on July 4, 2003. Under the terms of the merger agreement, shareholders of Southland Business Bank received total consideration of $3.2 million for the 527,906 shares currently outstanding which was paid in approximately 166,000 newly issued shares of common stock of the Company. Southland Business Bank was headquartered in Irwindale, California, and had total assets of $33.7 million, total deposits of $31.3 million and total stockholders’ equity of $2.4 million as of June 30, 2003.

     Through and including                 , 2003 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

1,000,000 Shares

                % Series B Noncumulative Convertible

Preferred Stock

PRICE $25.00 PER SHARE

RBC CAPITAL MARKETS

PROSPECTUS

           , 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$2,325.88
American Stock Exchange listing fee	40,000.00
NASD filing fee	3,375.00
Legal fees and expenses	125,000.00
Accounting fees and expenses	30,000.00
Printing	10,000.00
Miscellaneous expenses	4,299.12

Total	$215,000.00

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Article VI Indemnification of Directors, Officers, Employees and other agents contained in the Registrant’s Bylaws states:

The Corporation shall, to the maximum extent permitted by the California General Corporation law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this Article, an ‘agent’ of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venturer, trust or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation.

     Section 317 of the California Corporations Code provides for indemnification of an agent of the corporation in proceedings or actions. This code section provides for indemnification of officers and directors of a corporation under certain specified conditions including indemnification against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the agent acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person who was unlawful.

     As far as our indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the forgoing provisions or otherwise, we have been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is therefore unenforceable. It is the stated position of the SEC that: “Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant, under the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

If a claim for indemnification against liabilities (other than the payment of expenses incurred or paid by director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

ITEM 16. EXHIBITS

     The exhibits filed as a part of this Registration Statement are as follows:

DESCRIPTION

1.0	Form of Underwriting Agreement.

3.1	Articles of Incorporation of Vineyard National Bancorp, as amended. (1)

3.2	Bylaws of Vineyard National Bancorp. (2)

4.0	Specimen Common Stock Certificate of Vineyard National Bancorp. (3)

4.1	Form of Certificate of Determination of Series A Preferred Stock. (4)

4.2	Form of Warrant to Purchase Shares of Common Stock. (4)

4.3	Form of 10% Convertible Subordinated Debenture due June 30, 2008. (5)

4.4	Form of Certificate of Determination of Series B Preferred Stock.

5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered.

12.0	Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.*

23.1	Consent of Vavrinek, Trine, Day & Co., LLP.

23.2	Consent of Patton Boggs LLP (included within Exhibit 5.1).

24.1	Power of Attorney.*

*	Previously filed.

(1)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002 filed by the Registrant with the Commission on March 28, 2003.

(2)	Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (File No. 333-18217) filed by the Registrant with the Commission on December 19, 1996.

(3)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988 filed by the Registrant with the Commission.

(4)	Incorporated by reference from the Registrant’s Proxy Statement for a special meeting held on December 18, 2002 filed by the Registrant with the Commission on November 25, 2002.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-2 (File No. 333-68734) filed by the Registrant with the Commission on August 30, 2001.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that subparagraphs (a)(1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (5)  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of California, on September 3, 2003.

VINEYARD NATIONAL BANCORP

By:	/s/ Norman A. Morales

Norman A. Morales
President and Chief Executive Officer

POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Frank S. Alvarez* Frank S. Alvarez	Chairman	September 3, 2003

/s/ Charles L. Keagle* Charles L. Keagle	Director	September 3, 2003

/s/ Joel H. Ravitz* Joel H. Ravitz	Director	September 3, 2003

/s/ Lester Stroh* Dr. Lester Stroh, M.D.	Director	September 3, 2003

/s/ Norman A. Morales Norman A. Morales	President, Chief Executive Officer and Director (principal executive officer)	September 3, 2003

/s/ Gordon Fong* Gordon Fong	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	September 3, 2003

*	By Norman A. Morales pursuant to power of attorney.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

1.0	Form of Underwriting Agreement.

3.1	Articles of Incorporation of Vineyard National Bancorp, as amended. (1)

3.2	Bylaws of Vineyard National Bancorp. (2)

4.0	Specimen Common Stock Certificate of Vineyard National Bancorp. (3)

4.1	Form of Certificate of Determination of Series A Preferred Stock. (4)

4.2	Form of Warrant to Purchase Shares of Common Stock. (4)

4.3	Form of 10% Convertible Subordinated Debenture due June 30, 2008. (5)

4.4	Form of Certificate of Determination of Series B Preferred Stock.

5.1	Opinion of Patton Boggs LLP regarding the legality of the securities being registered.

12.0	Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.*

23.1	Consent of Vavrinek, Trine, Day & Co., LLP.

23.2	Consent of Patton Boggs LLP (included within Exhibit 5.1).

24.1	Power of Attorney.*

*	Previously filed.

(1)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2002 filed by the Registrant with the Commission on March 28, 2003.

(2)	Incorporated by reference from the Registrant’s Registration Statement on Form S-8 (File No. 333-18217) filed by the Registrant with the Commission on December 19, 1996.

(3)	Incorporated by reference from the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1988 filed by the Registrant with the Commission.

(4)	Incorporated by reference from the Registrant’s Proxy Statement for a special meeting held on December 18, 2002 filed by the Registrant with the Commission on November 25, 2002.

(5)	Incorporated by reference to the Registrant’s Registration Statement on Form S-2 (File No. 333-68734) filed by the Registrant with the Commission on August 30, 2001.